NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on June 23, 2022 and

MANAGEMENT PROXY CIRCULAR

with respect to a proposed arrangement involving

POINTS.COM INC.

and

13994384 CANADA INC.

a wholly-owned subsidiary of

PLUSGRADE L.P.

THE BOARD OF DIRECTORS OF POINTS.COM INC. HAS UNANIMOUSLY DETERMINED THAT
THE ARRANGEMENT IS IN THE BEST INTERESTS OF POINTS.COM INC. AND UNANIMOUSLY
RECOMMENDS THAT SHAREHOLDERS VOTE

FOR

THE ARRANGEMENT RESOLUTION

May 20, 2022

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, please contact our proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

May 20, 2022

Dear Shareholders,

On behalf of the board of directors (the "Board of Directors") and management of Points.com Inc. (the "Company" or "Points"), I invite you to attend a special meeting (the "Meeting") of the holders (the "Shareholders") of the common shares (the "Shares") of the Company to consider and, if deemed advisable, to pass a special resolution (the "Arrangement Resolution") approving, among other things, the acquisition of all of the issued and outstanding Shares by 13994384 Canada Inc. (the "Purchaser"), a subsidiary of Plusgrade L.P. ("Plusgrade"), for a cash purchase price of US$25.00 per Share (the "Consideration") pursuant to a plan of arrangement (the "Plan of Arrangement") under Section 192 of the Canada Business Corporations Act (the "Arrangement"). The Meeting will be held as a virtual-only meeting conducted by live audio webcast at https://meetnow.global/MZ7T2YH on June 23, 2022 at 10:00 a.m. (Toronto time).

The Arrangement is the result of extensive arm's length negotiations between representatives of the Company, under the supervision of the Board of Directors, and the Purchaser, as well as their respective advisors. The Arrangement values the Company at approximately US$385 million on an equity basis and the Consideration represents a 52% premium to the 20-day volume-weighted average price of the Shares on the Toronto Stock Exchange (the "TSX") for the period ended May 6, 20221, the last trading day prior to the announcement of the Arrangement.

Unanimous Board Recommendation

The Board of Directors has unanimously determined that the Arrangement is in the best interests of Points and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

Support and Voting Agreements

The directors and officers of the Company, who beneficially own or exercise control or direction over, directly or indirectly, in the aggregate approximately 6.7% of the outstanding Shares (on a non-diluted basis), have entered into support and voting agreements with the Purchaser pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution.

Reasons for the Arrangement

The unanimous recommendation of the Board of Directors that Shareholders vote FOR the Arrangement Resolution is based on various factors, including those described below. A full description of the information and factors considered by the Board of Directors is set out in the accompanying management proxy circular (the "Circular").

• Attractive Premium. The Consideration payable under the Arrangement represents a premium of:

o approximately 45% to the closing price per Share on the TSX on May 6, 2022 (being the last trading day immediately prior to the announcement of the Arrangement); and

___________________________________
1 US$25.00 converted to C$32.21 assuming a 1.2882 exchange rate asper the Bankof Canada May 6, 2022 indicative rate.

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o approximately 52% to the 20-day volume-weighted average price per Share on the TSX for the period ended on May 6, 2022.

• Certainty of Value and Liquidity. The Consideration is all cash, which provides Shareholders with certainty of value and immediate liquidity.

• Value Supported by Two Fairness Opinions. The Board of Directors received a fairness opinion from each of RBC Capital Markets and Blair Franklin to the effect that, based upon and subject to the assumptions, limitations and qualifications contained in such opinion, as of the date of such opinion, the consideration of US$25.00 to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

• Limited Conditions to Closing. The Purchaser's obligation to complete the transaction is subject to a limited number of conditions that the Board of Directors believes are reasonable in the circumstances. The completion of the Arrangement is not subject to any financing condition.

• Attractive Transaction Relative to Alternatives. After consultation with its financial and legal advisors, and after taking into account other strategic opportunities reasonably available to the Company, including the continued execution ofits stand-alone plan, and the experience of the Company from its previous strategic process, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Board of Directors believes that the Arrangement represents the Company's best alternative for maximizing Shareholder value.

• Strong Track Record of the Sponsors. Plusgrade is a credible purchaser with significant financial backing from reputable institutional investors, the Novacap group ("Novacap") and Caisse de dépôt et placement du Québec ("CDPQ"). The Sponsors, Novacap and CDPQ, have demonstrated commitment, creditworthiness and a consistent track record of completing transactions which the Board of Directors believes is indicative of the ability of the Sponsors and the Purchaser to complete the transactions contemplated by the Arrangement.

The accompanying Circular contains a detailed description of the Arrangement and the matters to be considered at the Meeting. Please read this information carefully and, if you require assistance, contact your legal, tax, financial or other professional advisors.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

Voting Your Shares

Whether or not you expect to attend the Meeting, we encourage you to take the time to complete, sign, date and return the enclosed form of proxy or voting instruction form, as applicable, in accordance with the instructions set out therein so that your Shares can be voted at the Meeting. See "Information

Concerning the Meeting" of the Circular for more information.

Proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Investor Services, not later than 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the city of Toronto, before any reconvened meeting if the Meeting is adjourned or postponed). Ifyou hold your Shares through a broker or other intermediary, a completed voting instruction form should be deposited in accordance with the instructions printed on the form. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for the deposit of proxies may also be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

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Voting is Easy.

Vote Well in Advance of the Proxy Deadline (10:00 a.m. Toronto time on June 21, 2022)

If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company's proxy solicitation agent and shareholder communications advisor, Laurel Hill, by telephone toll-free in Canada and the United States at 1-877-452-7183, outside of Canada and the United States at 1-416-304-0211 or by email to assistance@laurelhill.com. If you have any questions about obtaining the Consideration to which you are entitled for your Shares under the Arrangement, including with respect to completing the applicable Letter of Transmittal, please contact Computershare Investor Services Inc., who will act as depositary under the Arrangement, at 1-800-564-6253 (for Shareholders in Canada and in the United States) or 1-514-982-7555 (for Shareholders outside Canada and the United States).

We also encourage registered Shareholders to complete, sign, date and return the Letter of Transmittal enclosed with these materials, together with their share certificate(s), prior to the effective date of the Arrangement which will assist in arranging for the prompt payment of the Consideration for your Shares.

On behalf of Points, I would like to thank all of our Shareholders for their ongoing support.

Yours very truly,

David Adams

Chair of the Board of Directors

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POINTS.COM INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on June 23, 2022

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders (the "Shareholders") of the common shares (the "Shares") of Points.com Inc. (the "Company" or "Points") will be held as a virtual-only meeting conducted by live audio webcast at https://meetnow.global/MZ7T2YH on June 23, 2022 at 10:00 a.m. (Toronto time) for the following purposes:

1. to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated May 20, 2022 (as same may be amended, modified or varied, the "Interim Order") and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve a proposed plan of arrangement involving the Company, on the one hand, and 13994384 Canada Inc., a subsidiary of Plusgrade L.P., on the other hand, pursuant to Section 192 of the Canada Business Corporations Act (the "Arrangement"), the full text of which is set forth in Appendix B to the accompanying management proxy circular (the "Circular"); and

2. to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies and is deemed to form part of this notice of special meeting of Shareholders (this

"Notice of Meeting").

Points' number one priority is the health and safety of our communities, Shareholders, employees, directors and other stakeholders. Out of an abundance of caution, to limit and properly mitigate risks to the health and safety of our various stakeholders, the Meeting will be held in a virtual-only format conducted by live audio webcast at https://meetnow.global/MZ7T2YH. The virtual Meeting will be accessible online starting at 10:00 a.m. (Toronto time) on June 23, 2022, unless the Meeting is postponed or adjourned. Shareholders regardless of geographic location will have an equal opportunity to participate in the Meeting online. Shareholders will not be able to attend the Meeting in person.

Shareholders are entitled to vote at the Meeting either virtually or by proxy with each Share entitling the holder thereof to one vote at the Meeting. The Board of Directors of the Company has fixed May 19, 2022 as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof. Only Shareholders whose names have been entered in the register of the Company as at the close of business on such date will be entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Your vote is important regardless of how many Shares you own. The Arrangement Resolution must be approved by: (i) not less than two-thirds of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting, excluding for this purpose the votes of certain related parties of the Company (as defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions).

Whether or not you are able to virtually attend the Meeting, Shareholders are urged to vote as soon as possible electronically, by telephone, email or in writing, by following the instructions set out on the form of proxy or voting instruction form, as applicable, which accompanies this Notice of Meeting. Proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada ("Computershare"), at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Investor Services, not later than 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the city of Toronto, before any reconvened meeting if the Meeting is adjourned or postponed). Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for the deposit of proxies may also be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

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If you hold your Shares through a bank, trust company, investment dealer, clearing agency or other institution (an "Intermediary"), you should follow the instructions provided by your Intermediary to ensure your vote is counted at the Meeting.

The voting rights attached to the Shares represented by a proxy in the enclosed form of proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR the Arrangement Resolution.

A registered Shareholder who has submitted a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with Computershare in accordance with the instructions set out above, or (b) depositing an instrument in writing executed by the registered Shareholder or by such Shareholder's personal representative authorized in writing (i) at the office of Computershare no later than 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the city of Toronto, before any reconvened meeting if the Meeting is adjourned or postponed), (ii) with the scrutineers of the Meeting, addressed to the attention of the Chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law. In addition, if you are a registered Shareholder, once you log in to the Meeting and you accept the terms and conditions, you may (but are not obliged to) revoke any and all previously submitted proxies by voting by poll on the matters put forth at the Meeting. If you attend the Meeting but do not vote by poll, your previously submitted proxy will remain valid.

A beneficial (non-registered) Shareholder who has given voting instructions to an Intermediary may revoke such voting instructions by following the instructions of such Intermediary. However, an Intermediary may be unable to take any action on the revocation if such revocation is not provided sufficiently in advance of the Meeting or any adjournment or postponement thereof.

Registered Shareholders and duly appointed proxyholders, including beneficial Shareholders who have duly appointed themselves as proxyholders and registered their appointment with Computershare as described in this Circular, will be able to attend, ask questions and vote at the virtual Meeting.

Pursuant to the Interim Order, registered Shareholders have been granted the right to dissent in respect of the Arrangement and, if the Arrangement becomes effective, to be paid an amount equal to the fair value of their Shares. This dissent right, and the procedures for its exercise, are described in the Circular under "Dissent Rights of Shareholders". The statutory provisions covering dissent rights are technical and complex. Failure to comply strictly with the dissent procedures described in the Circular will result in the loss or unavailability of any right to dissent. Persons who are beneficial owners of Shares registered in the name of an Intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent. Accordingly, a beneficial owner of Shares desiring to exercise this right must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Shares to exercise such right to dissent on the Shareholder's behalf. It is strongly suggested that any Shareholder wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the Canada Business Corporations Act, as modified by the Interim Order and the Plan of Arrangement (as such term is defined in the Circular), may result in the forfeiture of such Shareholder's right to dissent.

- vi -

If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company's proxy solicitation agent and shareholder communications advisor, Laurel Hill, by telephone toll-free in Canada and the United States at 1-877-452-7183, outside of Canada and the United States at 1-416-304-0211 or by email to assistance@laurelhill.com. If you have any questions about obtaining the Consideration to which you are entitled for your Shares under the Arrangement, including with respect to completing the applicable letter of transmittal, please contact Computershare Investor Services Inc., who will act as depositary under the Arrangement, at 1-800-564-6253 (for Shareholders in Canada and in the United States) or 1-514-982-7555 (for Shareholders outside Canada and the United States).

Dated at Toronto, Ontario this 20th day of May, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

OF POINTS.COM INC.

Robert MacLean

Chief Executive Officer

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- viii -

- ix -

- x -

MANAGEMENT PROXY CIRCULAR

Introduction

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Meeting and any adjournment or postponement thereof.

In this Circular, the Company and its Subsidiaries are collectively referred to as the "Company", as the context requires.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in the Glossary in Appendix A or elsewhere in the Circular. Information contained in this Circular is given as of May 20, 2022, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company, the Purchaser, or the Sponsors, as applicable.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the Support and Voting Agreements, the RBC Capital Markets Fairness Opinion, the Blair Franklin Fairness Opinion and the Interim Order are summaries of the terms of those documents. Shareholders should refer to the full text of each of the Plan of Arrangement, the RBC Capital Markets Fairness Opinion, the Blair Franklin Fairness Opinion and the Interim Order, which are attached to this Circular as Appendices C, D, E and F, respectively. Copies of the Arrangement Agreement and Support and Voting Agreements have been filed by the Company under its issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. You are urged to carefully read the full text of these documents.

Information Pertaining to the Purchaser, Plusgrade and the Sponsors

Certain information in this Circular pertaining to the Purchaser, Plusgrade and the Sponsors, including but not limited to, information under "Summary - The Parties" and "Information Concerning the Purchaser, Plusgrade and the Sponsors" has been furnished by the Purchaser. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by the Purchaser to disclose events or information that may affect the completeness or accuracy of such information.

Currency

Unless otherwise indicated, all references to "US$" in this Circular refer to United States dollars and all references to "C$" in this Circular refer to Canadian dollars.

Currency Exchange Rate Information

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the two years ended December 31, 2021 and December 31, 2010 and the three months ended March 31, 2022 and March 31, 2021, based on the indicative rate of exchange as reported by the Bank of Canada, were as follows:

	Quarter ended March 31		Year-Ended December 31
	2022	2021	2021	2020
Closing	C$1.248	C$1.257	C$1.264	C$1.277
High	C$1.280	C$1.278	C$1.291	C$1.438
Low	C$1.251	C$1.249	C$1.207	C$1.277
Average(1)	C$1.266	C$1.266	C$1.254	C$1.341

Notes

(1) The average of the indicative rates during the relevant period.

On May 19, 2022, the average exchange rate for one United States dollar expressed in Canadian dollars as provided by the Bank of Canada was C$1.2814.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Circular may constitute forward-looking information or forward- looking statements under the meaning of applicable Securities Laws, including but not limited to: the reasons for, and the anticipated benefits of, the Arrangement; the timing of various steps to be completed in connection with the Arrangement, including the anticipated dates for the holding of the Meeting and the receipt of Competition Act Approval and HSR Clearance; the receipt and timing of the Final Order and the Effective Date of the Arrangement; the timing and effects of the Arrangement; the solicitation of proxies by the Company and Laurel Hill, the Company's proxy solicitation agent and Shareholder communications advisor; the consequences to Shareholders if the Arrangement is not completed; the expectation that the Company will cease to be a reporting issuer and the deregistration of the Shares under the Exchange Act following completion of the Arrangement and the delisting of the Shares on the TSX and NASDAQ following completion of the Arrangement; the ability of the Parties to satisfy the other conditions to the closing of the Arrangement; the anticipated expenses of the Arrangement; statements regarding the Board of Directors' anticipation to not pay dividends on the Shares; and other statements that are not historical facts. Often, but not always, forward-looking statements can be identified by the use offorward-looking terminology such as "may", "will", "expect", "believe", "estimate", "plan", "could", "should", "would", "outlook", "forecast", "anticipate", "foresee", "continue" or the negative of these terms or variations of them or similar terminology.

The Company has provided such forward-looking information and forward-looking statements in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, stock exchange, Court and Shareholder approvals; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement and the completion of the Arrangement on expected terms; the impact of the Arrangement and the dedication of substantial resources from the Company to pursuing the Arrangement on the Company's ability to maintain its current business relationships (including with current and prospective employees, partners, distributors and suppliers) and its current and future operations, financial condition and prospects; the impact of COVID-19 on the Company, the economy in general and commodity prices; no unforeseen changes in the legislative and operating framework for the Company's business; and other expectations and assumptions concerning the steps required to give effect to the Arrangement.

Although the Company believes that the forward-looking statements in this Circular are based on information and assumptions that are current, reasonable and complete, these statements are by their nature subject to a number of factors that could cause actual results to differ materially from management's expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond the Company's control and the effects of which can be difficult to predict: the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required Shareholder, regulatory and court approvals and other conditions of closing necessary to complete the Arrangement or for other reasons; failure to complete the Arrangement could negatively impact the price of the Shares or otherwise affect the business of the Company; the Purchaser's ability to complete the anticipated debt and equity financing as contemplated by applicable commitment letters or to otherwise secure terms for alternative financing at least as favourable as the debt and equity financing contemplated by the applicable commitment letters; significant transaction costs or unknown liabilities; the ability of the Board of Directors to consider and approve, subject to compliance with the terms and conditions of the Arrangement Agreement, a superior proposal for the Company; the failure to realize the expected benefits of the Arrangement; risks related to tax matters; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Arrangement; risks relating to the Company's ability to retain and attract key personnel during the interim period; certain of the Company's directors and officers may have interests in the Arrangement that are different from those of Shareholders; credit, market, currency, operational, liquidity and funding risks generally and relating specifically to the Arrangement, including changes in economic conditions, interest rates or tax rates; business, operational and financial risks and uncertainties relating to the COVID-19 pandemic; the Company and the Purchaser may be subject to legal claims, securities class actions, derivative lawsuits and other claims; and other risks inherent to the business carried out by the Company and/or factors beyond its control which could have a Material Adverse Effect on the Company or its ability to complete the Arrangement. Failure to obtain the necessary Shareholder, regulatory and court approvals, or the failure of the Parties to otherwise satisfy the conditions for the completion of the Arrangement or to complete the Arrangement, may result in the Arrangement not being completed on the proposed terms or at all. In addition, if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources by the Company to the completion of the Arrangement could have an impact on its business and strategic relationships, including with future and prospective employees, customers, suppliers and partners, operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Company cautions that the foregoing list of important factors and assumptions is not exhaustive and other factors could also adversely affect its results. For more information on the risks, uncertainties and assumptions that could cause the Company's actual results to differ from current expectations, please refer to the matters discussed under the heading "Risks and Uncertainties" in the Management's Discussion and Analysis for the Company's most recently completed financial year as well as the Management's Discussion and Analysis for the Company's first quarter ended March 31, 2022, as well as the Company's other public filings, available on its issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The forward-looking statements contained in this Circular describe the Company's expectations at the date of this Circular and, accordingly, are subject to change after such date. Except as may be required by applicable Securities Laws, the Company does not undertake any obligation to update or revise any forward-looking statements contained in this Circular, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

NOTICE TO SHAREHOLDERS NOT RESIDENT IN CANADA

The Company is a corporation organized under the laws of Canada. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and securities laws in Canada. The proxy rules under the Exchange Act are not applicable to the Company or this solicitation and therefore this solicitation is not being effected in accordance with such U.S. securities laws. Shareholders should be aware that the requirements applicable to the Company under Canadian laws may differ from requirements under corporate and securities laws in the United States and elsewhere relating to corporations in other jurisdictions.

The enforcement of civil liabilities under the securities laws of other jurisdictions outside Canada may be affected adversely by the fact that the Company is organized under the laws of Canada and that its directors and executive officers are residents of Canada. You may not be able to sue the Company or its directors or executive officers in a Canadian court for violations of foreign securities laws. It may be difficult to compel the Company to subject itself to a judgment of a court outside Canada.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and such foreign jurisdiction that are not described in this Circular. Shareholders are advised to consult their tax advisors to determine the tax consequences to them of the transactions contemplated in this Circular having regard to their particular circumstances.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE

ARRANGEMENT

The following are some questions that you, as a Shareholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular, the attached Appendices, the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. You are urged to read this Circular in its entirety before making a decision related to your Shares. See the Glossary to this Circular in Appendix A for the meanings assigned to capitalized terms used below and elsewhere in this Circular and not otherwise defined herein.

Q: What is the Arrangement?

A: The purpose of the Arrangement is to effect the acquisition of the Company by the Purchaser. Pursuant to the Arrangement Agreement, the Purchaser has agreed to acquire all of the issued and outstanding Shares for US$25.00 in cash per Share. Upon completion of the Arrangement, among other things, the Purchaser will acquire all of the issued and outstanding Shares and the Company will become a wholly-owned subsidiary of the Purchaser.

See "The Arrangement".

Q: What will I receive for my Shares under the Arrangement?

A: Pursuant to the Arrangement Agreement, the Purchaser has agreed to acquire all of the issued and outstanding Shares for US$25.00 in cash per Share.

See "The Arrangement - Purpose of the Arrangement".

Q: What will I have to do as a Shareholder to obtain the Consideration?

A: Registered Shareholders will have received with this Circular a Letter of Transmittal. In order to receive the Consideration, Registered Shareholders must complete and sign the Letter of Transmittal and deliver such letter and the other documents required by it, including the certificate(s) and/or DRS Advice(s) representing the Shares, to the Depositary in accordance with the instructions contained in the Letter of Transmittal. Beneficial Shareholders holding Shares that are registered in the name of an Intermediary must contact their Intermediary to arrange for the surrender of their Shares.

See "Arrangement Mechanics - Letter of Transmittal".

Q: What financial advice did the Board receive that the Consideration is fair?

A: The Board of Directors received a fairness opinion from each of RBC Capital Markets and Blair Franklin to the effect that, based upon and subject to the assumptions, limitations and qualifications contained in such opinion, as of the date of such opinion, the consideration of US$25.00 to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

See "The Arrangement - Recommendation of the Board of Directors" and "The Arrangement - Fairness Opinions".

Q: When is the Arrangement expected to be completed?

A: Subject to the satisfaction or waiver of all conditions to Closing, the Arrangement is expected to close in late June 2022.

See "The Arrangement Agreement - Closing Date".

Q: What other conditions must be satisfied to complete the Arrangement?

A: The completion of the Arrangement is subject to a number of conditions, including Shareholder approval, receipt of the Competition Act Approval and HSR Clearance and receipt of the Final Order.

See "The Arrangement Agreement - Conditions to the Arrangement Becoming Effective", "The Arrangement - Regulatory Matters - Required Regulatory Approvals - Competition Act Approval" and "The Arrangement - Regulatory Matters - Required Regulatory Approvals - HSR Act".

Q: What will happen to the Company if the Arrangement is completed?

A: Upon completion of the Arrangement, among other things, the Purchaser will acquire all of the issued and outstanding Shares and the Company will become a wholly -owned subsidiary of the Purchaser. The Company expects that the Shares will be de-listed from the TSX and NASDAQ shortly following the Effective Date. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each Province of Canada, or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents in Canada. In addition, following the Effective Date, it is expected that the Purchaser will cause the Company to deregister the Shares under the Exchange Act and that the Company shall cease to file reports with the SEC.

See "The Arrangement - Purpose of the Arrangement" and "The Arrangement - Regulatory Matters - Stock Exchange De-Listing and Reporting Issuer and Registrant Status".

Q: What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A: If the Arrangement Resolution is not approved by Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for any of their Shares in connection with the Arrangement, the Company will remain a reporting issuer in Canada and a foreign private issuer in the United States, and the Shares will continue to be listed on the TSX and NASDAQ. If the Arrangement is not completed and the Board of Directors decides to seek another transaction, there can be no assurance that it will be able to find a party willing to pay an equivalent or higher price than the Consideration to be paid pursuant to the terms of the Arrangement Agreement.

See "The Arrangement - Effects on the Company if the Arrangement is Not Completed" and "Risk Factors - Risk Factors Relating to the Arrangement".

Q: When and where is the Meeting?

A: The Meeting will be held in a virtual-only format conducted by live audio webcast at https://meetnow.global/MZ7T2YH. The virtual Meeting will be accessible online starting at 10:00 a.m. (Toronto time) on June 23, 2022, unless the Meeting is postponed or adjourned.

See "Information Concerning the Meeting - Accessing and Voting at the Virtual Meeting".

Q: Who is entitled to vote on the Arrangement Resolution at the Meeting?

A: The Board of Directors has fixed the close of business on May 19, 2022 as the record date, being the date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting.

See "Information Concerning the Meeting - Record Date and Quorum".

Q: What if I acquire my Shares after the Record Date?

A: Only Shareholders whose names have been entered in the register of the Company as at the close of business on May 19, 2022 will be entitled to receive notice of and vote at the Meeting.

See "Information Concerning the Meeting - Record Date and Quorum".

Q: What approvals are required to be given by Shareholders at the Meeting?

A: In order for the Arrangement to be effected, Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution and any other related matters at the Meeting. The Arrangement Resolution must be approved by: (i) not less than two-thirds of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting, excluding for this purpose the votes of certain related parties of the Company (as defined under MI 61-101) and as more particularly described in "The Arrangement - Regulatory Matters - Business Combination Under MI 61-101".

See "The Arrangement - Required Shareholder Approval".

Q: How do I vote my Shares?

A: If you are a Registered Shareholder, you may vote by: (i) attending the Meeting virtually, (ii) appointing a proxyholder designated by the Company in the form of proxy as your proxyholder, (iii) appointing a third party as your proxyholder by following the procedures included in the Circular, or (iv) Internet, telephone or mail. If you are a Beneficial Shareholder, you may vote (i) through your Intermediary in accordance with the instructions provided by your Intermediary, (ii) at the Meeting by appointing yourself or a third party as proxyholder by following the procedures included in the Circular, or (iii) by Internet, telephone or mail as permitted and described in the voting instruction form provided to you.

Proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Investor Services, not later than 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the city of Toronto, before any reconvened meeting if the Meeting is adjourned or postponed). If you hold your Shares through a broker or other intermediary, a completed voting instruction form should be deposited in accordance with the instructions printed on the form.

See "Information Concerning the Meeting - How to Vote".

Q: If my Shares are held by my broker, will my broker vote my Shares for me?

A: A broker or other Intermediary will only vote the Shares held by you if you provide instructions to your broker or other Intermediary directly on how to vote. Without instructions, those Shares may not be voted. Most Intermediaries delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge will forward your instruction to Computershare. Broadridge typically mails a scannable voting instruction form in lieu of a proxy form to Beneficial Shareholders and provides appropriate instructions respecting voting of Shares to be represented at the Meeting. Beneficial Shareholders should complete the voting instruction form by following the directions provided on the form. Unless your broker or other Intermediary gives you its specific proxy, voting instruction form or other method to provide voting instructions to vote the Shares at the Meeting, you should complete the voting instruction form provided.

See "Information Concerning the Meeting - How to Vote - Beneficial Shareholders".

Q: Should I send in my proxy or voting instructions now?

A: Whether or not you expect to attend the Meeting, we encourage you to take the time to complete, sign, date and return the enclosed form of proxy or voting instruction form, as applicable, in accordance with the instructions set out therein so that your Shares can be voted at the Meeting.

Proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Investor Services, not later than 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the city of Toronto, before any reconvened meeting if the Meeting is adjourned or postponed). If you hold your Shares through a broker or other intermediary, a completed voting instruction form should be deposited in accordance with the instructions printed on the form.

See "Information Concerning the Meeting".

Q: Can I revoke my proxy after I submit it?

A: Yes. A registered Shareholder who has submitted a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with Computershare in accordance with the instructions set out above, or (b) depositing an instrument in writing executed by the registered Shareholder or by such Shareholder's personal representative authorized in writing (i) at the office of Computershare no later than 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the city of Toronto, before any reconvened meeting if the Meeting is adjourned or postponed), (ii) with the scrutineers of the Meeting, addressed to the attention of the Chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law. In addition, if you are a registered Shareholder, once you log in to the Meeting and you accept the terms and conditions, you may (but are not obliged to) revoke any and all previously submitted proxies by voting by poll on the matters put forth at the Meeting. If you attend the Meeting but do not vote by poll, your previously submitted proxy will remain valid.

See "Information Concerning the Meeting - Appointment and Revocation of Proxies".

Q: Does the Board of Directors support the Arrangement?

A: Yes. The Board of Directors, having undertaken a careful review of, and having carefully considered the terms of the Arrangement, and after consulting with its financial and legal advisors, including having received and taken into account the fairness opinions received from RBC Capital Markets and Blair Franklin, and such other matters as it considered necessary and relevant, including without limitation, the information and factors included below under "Reasons for the Arrangement", has unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders.

The Board of Directors unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

See "The Arrangement - Recommendation of the Board of Directors".

Q: How do the Company's directors and officers intend to vote ?

A: The directors and officers of the Company, who beneficially own or exercise control or direction over, directly or indirectly, in the aggregate approximately 6.7% of the outstanding Shares (on a non-diluted basis), have entered into support and voting agreements with the Purchaser pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution.

See "The Arrangement Agreement - Support and Voting Agreements".

Q: Are Shareholders entitled to Dissent Rights?

A: Only Registered Shareholders are entitled to Dissent Rights. Shareholders should carefully read the section entitled "Dissent Rights of Shareholders" if they wish to exercise Dissent Rights and seek their own legal advice as failure to strictly comply with the dissent procedures in Section 190 of the CBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement, will result in the loss or unavailability of the right to dissent. See Appendices F and H to this Circular for a copy of the Interim Order and certain information relating to the Dissent Rights.

Q: Who is soliciting my proxy?

A: This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Meeting and any adjournment or postponement thereof. It is expected that solicitations of proxies will be made primarily by mail and supplemented by telephone or other personal contact by directors, officers and employees of Points without special compensation. The Company has also retained Laurel Hill as proxy solicitation agent and Shareholder communications advisor to, among other things, assist in the solicitation of proxies and may also retain other persons as it deems necessary to aid in the solicitation of proxies with respect to the Meeting.

See "Management Proxy Circular - Introduction" and "Information Concerning the Meeting - Solicitation of Proxies".

Q: What are the Canadian income tax consequences of the Arrangement to Shareholders?

A: The Arrangement will generally be a taxable transaction for Shareholders resident in Canada and, as a result, such Shareholders will generally be required to pay tax on the gain (if any) recognized from the disposition ofShares pursuant to the Arrangement.This summary is qualified in its entirety by the discussion under "Certain Canadian Federal Income Tax Considerations". The discussion under that heading is not intended to be legal or tax advice to any particular Shareholder. Tax matters are complicated, and the income tax consequences of the Arrangement to you will depend on your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you.

Q: What are the United States federal income tax consequences of the Arrangement to Shareholders?

A: The Arrangement will generally be a taxable transaction for U.S. federal income tax purposes. As a result, U.S. holders will generally be required to pay tax on gain (if any) recognized from the disposition of Shares pursuant to the Arrangement. This summary is qualified in its entirety by the discussion under "Certain United States Federal Income Tax Considerations". The discussion under that heading is not intended to be legal or tax advice to any particular Shareholder. Tax matters are complicated, and the income tax consequences of the Arrangement to you will depend on your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you.

Q: Who can help answer my questions?

A: If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company's proxy solicitation agent and shareholder communications advisor, Laurel Hill, by telephone toll-free in Canada and the United States at 1-877-452-7183, outside of Canada and the United States at 1-416-304-0211 or by email to assistance@laurelhill.com.Ifyou have any questions about obtaining the Consideration to which you are entitled for your Shares under the Arrangement, including with respect to completing the applicable letter of transmittal, please contact Computershare Investor Services Inc., who will act as depositary under the Arrangement, at 1-800-564-6253 (for Shareholders in Canada and in the United States) or 1-514-982-7555 (for Shareholders outside Canada and the United States).

* *  *

SUMMARY

The following is a summary of certain information contained in this Circular, including its Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, including its Appendices. Certain capitalized terms used in this summary are defined in the Glossary attached hereto as Appendix A. Shareholders are urged to read this Circular and its Appendices carefully and in their entirety.

The Meeting

The Meeting will be held as a virtual-only meeting conducted by live audio webcast at https://meetnow.global/MZ7T2YH at 10:00 a.m. (Toronto time) on June 23, 2022. Shareholders will not be able to attend the Meeting in person. The Computershare platform will allow Registered Shareholders and duly appointed proxyholders, including Beneficial Shareholders who have duly appointed themselves, to participate, ask questions, and vote at the virtual Meeting. Guests, including Beneficial Shareholders that have not duly appointed themselves as proxyholder, can login to the virtual Meeting as a guest. Guests may listen to the virtual Meeting but will not be entitled to vote or ask questions. A summary of the information Shareholders or their duly appointed proxyholders will need to attend the virtual Meeting is provided below.

See "Information Concerning the Meeting".

Record Date

The Board of Directors has fixed the close of business on May 19, 2022 as the record date, being the date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting.

See "Information Concerning the Meeting - Record Date and Quorum".

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution (a copy of which is attached as Appendix B to this Circular) and such other business as may properly come before the Meeting. At the time of printing of this Circular, the Board of Directors and management of the Company know of no other matter expected to come before the Meeting, other than the vote on the Arrangement Resolution.

See "Information Concerning the Meeting - Purpose of the Meeting".

Required Shareholder Approval

The Arrangement Resolution must be approved by: (i) not less than two-thirds of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting, excluding for this purpose the votes of certain related parties of the Company (as defined under MI 61-101) and as more particularly described in "The Arrangement - Regulatory Matters - Business Combination Under MI 61-101".

See "Information Concerning the Meeting - Purpose of the Meeting" and "The Arrangement - Required Shareholder Approval".

The Arrangement

The purpose of the Arrangement is to effect the acquisition of the Company by the Purchaser. Pursuant to the Arrangement Agreement, the Purchaser has agreed to acquire all of the issued and outstanding Shares for US$25.00 in cash per Share. Upon completion of the Arrangement, among other things, the Purchaser will acquire all of the issued and outstanding Shares and the Company will become a wholly-owned subsidiary of the Purchaser.

See "The Arrangement - Purpose of the Arrangement".

RECOMMENDATION TO SHAREHOLDERS THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION

Recommendation of the Board of Directors

The Board of Directors, having undertaken a careful review of, and having carefully considered the terms of the Arrangement, and after consulting with its financial and legal advisors, including having received and taken into account the fairness opinions received from RBC Capital Markets and Blair Franklin, and such other matters as it considered necessary and relevant, including without limitation, the information and factors included below under "Reasons for the Arrangement", has unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders.

See "The Arrangement - Recommendation of the Board of Directors".

Reasons for the Arrangement

As described above, in making its recommendation, the Board of Directors carefully considered a number of factors, including those listed below. The Board of Directors based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of members of the Board of Directors of the business, financial condition and prospects of the Company and after taking into account the advice of the Company's financial and legal advisors and the advice and input of management of the Company.

The following summary of the information and factors considered by the Board of Directors is not intended to be exhaustive, but includes a summary of the material information and factors considered in approving the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Arrangement, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. Individual members of the Board of Directors may have assigned different weights to different factors.

• Attractive Premium. The Consideration payable under the Arrangement represents a premium of:

o approximately 45% to the closing price per Share on the TSX on May 6, 2022 (being the last trading day immediately prior to the announcement of the Arrangement); and

o approximately 52% to the 20-day volume-weighted average price per Share on the TSX for the period ended on May 6, 2022.2

• Certainty of Value and Liquidity. The Consideration is all cash, which provides Shareholders with certainty of value and immediate liquidity.

• Value Supported by Two Fairness Opinions. The Board of Directors received a fairness opinion from each of RBC Capital Markets and Blair Franklin to the effect that, based upon and subject to the assumptions, limitations and qualifications contained in such opinion, as of the date of such opinion, the consideration of US$25.00 to be received by the

____________________________________

2 US$25.00 converted to C$32.21 assuming a 1.2882 exchange rate asper the Bankof Canada May 6, 2022 indicative rate.

Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

• Director & Officer Support. Directors and officers of the Company, who collectively hold approximately 6.7% of the issued and outstanding Shares, have entered into Support and Voting Agreements pursuant to which, and subject to the terms thereof, each has agreed to vote in favour of the Arrangement.

• Limited Conditions to Closing. The Purchaser's obligation to complete the transaction is subject to a limited number of conditions that the Board of Directors believes are reasonable in the circumstances. The completion of the Arrangement is not subject to any financing condition.

• Attractive Transaction Relative to Alternatives. After consultation with its financial and legal advisors, and after taking into account other strategic opportunities reasonably available to the Company, including the continued execution ofits stand-alone plan, and the experience of the Company from its previous strategic process, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Board of Directors believes that the Arrangement represents the Company's best alternative for maximizing Shareholder value.

• Strong Track Record of the Sponsors. Plusgrade is a credible purchaser with significant financial backing from reputable institutional investors, Novacap and CDPQ. The Sponsors have demonstrated commitment, creditworthiness and a consistent track record of completing transactions which the Board of Directors believes is indicative of the ability of the Sponsors and the Purchaser to complete the transactions contemplated by the Arrangement, including their expected ability to arrange the Financing, which are subject to binding Financing Commitments.

• Reverse Termination Payment for Failure to Fund or Wilful Breach. The Purchaser has agreed to pay the Company a Reverse Termination Fee of C$27,000,000 if the Arrangement is not completed due to the failure by the Purchaser to deposit the Consideration for the Arrangement and a Reverse Termination Fee of C$45,000,000 if the Purchaser wilfully breaches its obligations under the Arrangement Agreement, as more particularly described under "The Arrangement Agreement - Reverse Termination Fee".

In the course of their deliberations, the Board of Directors also identified and considered a variety of risks relating to the Arrangement, including those matters described under the heading "Risk Factors". The Board of Directors believes that, overall, the anticipated benefits of the Arrangement outweigh these risks.

In making its determination and recommendations, the Board of Directors also observed that a number of procedural safeguards were in place and are present to permit the Board of Directors to protect the interests of the Company, the Shareholders and the Company's other stakeholders. These procedural safeguards include, among others:

• Arm's Length Negotiations and Oversight. The Arrangement Agreement is the result of arm's length negotiations involving the Company under the supervision of the Board of Directors, on the one hand, and the Purchaser, on the other hand. Extensive financial, legal and other advice was provided to the Board of Directors. Such advice included detailed financial advice from highly qualified financial advisors, including with respect to remaining an independent publicly traded company and continuing to pursue the Company's business plan on a stand-alone basis.

• Shareholder and Court Approvals. The Arrangement is subject to the following Shareholder and Court approvals, which provide additional protection to Shareholders: (i) the Arrangement Resolution be approved by (a) not less than two-thirds of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting; and (b) a simple majority of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting, excluding for this purpose the votes of certain related parties of the Company (as defined under MI 61-101) and as more particularly described in "The Arrangement - Regulatory Matters - Business Combination Under MI 61-101"; and (ii) the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

• Ability to Respond to Superior Proposal. Under the Arrangement Agreement, the Board of Directors, subject to the satisfaction of certain conditions, including certain notice requirements and a "matching" right in favour of the Purchaser and a payment of the Termination Fee, prior to Shareholder approval being obtained in respect of the Arrangement, is able to consider, accept and enter into an agreement with respect to a Superior Proposal and withdraw, modify or amend its recommendation that Shareholders vote to approve the Arrangement Resolution in connection with such Superior Proposal.

• Reasonable Termination Payment. In the view of the Board of Directors, the C$18,000,000 Termination Fee, which is payable by the Company in certain circumstances described under "The Arrangement Agreement - Termination Fee" is reasonable. In the view of the Board of Directors, based in part on advice from its financial advisors, the Termination Fee would not be expected to preclude a third party from making a Superior Proposal.

• Stakeholders. In the view of the Board of Directors, the terms of the Arrangement Agreement treat stakeholders of the Company equitably and fairly, including the treatment of holders of Performance Options, PSUs and RSUs under the Arrangement.

• Dissent Rights. Registered Shareholders have the right to dissent with respect to the Arrangement Resolution and demand payment of the fair value of their Shares.

In reaching their determination, the Board ofDirectors also considered and evaluated, among other things:

• current industry, economic and market conditions and trends, including the continuing impact of the COVID-19 pandemic; and

• other stakeholders, including partners, employees, customers and the communities in which the Company operates, and noted in this regard the longer-term perspective of Plusgrade and the Sponsors whose financial and strategic resources are well-suited to the underlying nature of the Company's business.

The Board of Directors' reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See "Forward-Looking Statements" and "Risk Factors".

See "The Arrangement - Reasons for the Arrangement".

Fairness Opinions

The Board of Directors received a fairness opinion from each of RBC Capital Markets and Blair Franklin to the effect that, based upon and subject to the assumptions, limitations and qualifications contained in such opinion, as of the date of such opinion, the consideration of US$25.00 to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders. Each of the RBC Capital Markets Fairness Opinion and the Blair Franklin Fairness Opinion do not constitute a recommendation to the Board of Directors as to whether the Company should proceed with the Arrangement or as to how any Shareholder should vote or act on any matter relating to the Arrangement. The full text of each of the RBC Capital Markets Fairness Opinion and the Blair Franklin Fairness Opinion, which sets forth, among other things, the credentials of RBC Capital Markets and Blair Franklin, respectively, the assumptions made, information reviewed and matters considered, and the limitations and qualifications on the review undertaken by RBC Capital Markets and Blair Franklin in connection with their opinion, is attached to this Circular as Appendix D and Appendix E, respectively.

See "The Arrangement - Fairness Opinions".

Arrangement Steps

The following description of the Plan of Arrangement steps is qualified in its entirety by reference to the full text of the Plan of Arrangement, attached as Appendix C to this Circular.

Pursuant to the terms of the Plan of Arrangement, at the Effective Time, each of the following steps shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time (unless otherwise indicated):

(1) each Vested Performance Option shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and surrendered by such holder to the Company in exchange for, in respect of each Vested Performance Option for which the Consideration exceeds the exercise price, an amount in cash from the Company equal to the Consideration less the applicable exercise price (or, in respect of a Vested Performance Option that has an exercise price denominated in Canadian dollars, the US Equivalent thereof) in respect of such Vested Performance Option, less any applicable withholdings, and such Vested Performance Option shall immediately be cancelled;

(2) each Unvested Performance Option shall, without any further action by or on behalf of the holder thereof, immediately be cancelled;

(3) each unvested RSU and PSU shall, notwithstanding the terms of any Incentive Plan or any award or similar agreement pursuant to which any Incentive Securities were granted or awarded, as applicable, be deemed to have been vested;

(4) an aggregate number of RSUs and PSUs equal to the number of Settled Share Units, if any, shall be settled in exchange for one Trust Share for each such Settled Share Unit and, without any further action by or on behalf of the holders of each such Settled Share Unit, the Company, the trustee under the Share Purchase Trust or the Share Purchase Trust, each such Trust Share shall thereupon be held by the Share Purchase Trust for and on behalf of the holders of each such Settled Share Unit (subject to any withholding) and each such Settled Share Unit shall be immediately cancelled;

(5) each Trust Share shall be transferred without any further action by or on behalf of the trustee under the Share Purchase Trust, the Share Purchase Trust or any holder of Settled Share Units, to the Purchaser in exchange for the Consideration;

(6) each RSU and PSU that remains outstanding (for greater certainty, not including the Settled Share Units settled in accordance with step (4) above) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with the Plan of Arrangement less any applicable withholdings, and each such RSU and PSU shall immediately be cancelled;

(7) each outstanding Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further action by or on behalf of the holder thereof to the Purchaser; and

(8) concurrently with step (7) above, each outstanding Share (for greater certainty, other than the Trust Shares or Shares held by Dissenting Shareholders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings.

Upon issuance of the Final Order and the satisfaction or waiver of the conditions precedent to the proposed Arrangement set forth in the Arrangement Agreement, the Company will file the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement with the Director pursuant to Section 192 of the CBCA.

Upon issuance of the Certificate of Arrangement by the Director, the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality.

See "The Arrangement - Arrangement Steps".

Effective Date

The Arrangement will become effective on the date shown on the Certificate of Arrangement to be endorsed by the Director on the Articles of Arrangement giving effect to the Arrangement in accordance with the CBCA. Subject to the satisfaction or waiver of all conditions to Closing, the Arrangement is expected to close in late June 2022.

See "The Arrangement - Effective Date".

Court Approvals

The Arrangement requires Court approval under the CBCA. Subject to the terms of the Arrangement Agreement, the Company will apply to the Court to obtain the Final Order. The hearing in respect of the Final Order is scheduled to take place on June 27, 2022, at 9:30 a.m. (Toronto time), or as soon after such time as counsel may be heard, by videoconference at a location to be made available by the Court subsequent to the mailing of this Circular. The Company will provide a link to the hearing once available. Any Shareholder and any other interested party who wishes to participate, be represented, or present evidence or argument at the hearing of the Application for the Final Order may do so, subject to filing a Notice ofAppearance as set out in the Notice of Application and satisfying certain other requirements as set out in the Interim Order, as soon as reasonably practicable, and, in any event, no later than 5:00 p.m. (Toronto time) on the last Business Day that is two Business Days before the Final Order hearing.

See "The Arrangement - Regulatory Matters - Court Approvals".

Business Combination Under MI 61-101

MI 61-101 provides that, in certain circumstances, where a "related party" of an issuer (as defined in MI 61-101) is entitled to receive a "collateral benefit" (as defined in MI 61-101), in connection with an arrangement that terminates the interests of equity securityholders without their consent, such transaction may be considered a "business combination" for the purposes of MI 61-101 and as a result such related party will be an "interested party" (as defined in MI 61-101). A "related party" includes a director, senior officer and a shareholder holding over 10% of the issued and outstanding shares of the issuer.

If the Arrangement is completed, certain directors and officers will be entitled to certain payments related to the change of control of Points, including accelerated vesting of their Incentive Securities, as more particularly described below and under "The Arrangement - Interest of Certain Persons in the Arrangement". In that regard, the Arrangement is a "business combination" for the purposes of MI 61-101 since the interest of a holder of Shares may be terminated without such holder's consent and two related parties of Points will each receive a collateral benefit in connection with the Arrangement.

As a result of the foregoing, the Arrangement requires minority approval under MI 61-101. Accordingly, in addition to the approval of the Arrangement Resolution by at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present virtually at the Meeting or represented by proxy, to be effective, the Arrangement Resolution must also be approved by at least a majority of the votes cast by Shareholders present virtually or represented by proxy at the Meeting, excluding the votes of the persons whose votes may not be included in determining minority approval ofa business combinationunder MI 61-101.

See "The Arrangement - Regulatory Matters - Business Combination Under MI 61-101".

Risk Factors

Shareholders should carefully consider the risks outlined under the heading "Risk Factors". These risk factors should be considered in conjunction with the other information included in this Circular and Shareholders should also carefully consider the risk factors contained in the documents incorporated by reference in this Circular. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or not considered material to the Company, may also adversely affect the Arrangement or the Company prior to the completion of the Arrangement.

See "Risk Factors".

Letter of Transmittal

Registered Shareholders will have received with this Circular a Letter of Transmittal. Additional copies of the Letter of Transmittal can be obtained by contacting Computershare. It can also be found on the Company's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In order to receive the Consideration, the Registered Shareholders must complete and sign the Letter of Transmittal and deliver such letter and the other documents required by it, including the certificate(s) and/or DRS Advice(s) representing the Shares, to the Depositary in accordance with the instructions contained in the Letter of Transmittal. Beneficial Shareholders holding Shares that are registered in the name of an Intermediary must contact their Intermediary to arrange for the surrender of their Shares.

See "Arrangement Mechanics - Letter of Transmittal".

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the cash payment which such holder is entitled to receive for such Shares under the Plan of Arrangement in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Company, the Depositary and the Purchaser in a manner satisfactory to the Company, the Depositary and the Purchaser (each acting reasonably), against any claim that may be made against the Company, the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

See "Arrangement Mechanics - Certificates and Payment".

The Arrangement Agreement

The body of this Circular contains a summary of certain terms of the Arrangement Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement (which has been filed by the Company under its issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov) and to the Plan of Arrangement (attached to this Circular as Appendix C). Shareholders are encouraged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

See "The Arrangement Agreement".

Conditions to the Arrangement Becoming Effective

The completion of the Arrangement is subject to a number of conditions, including Shareholder approval, receipt of the Competition Act Approval and HSR Clearance and receipt of the Final Order.

See "The Arrangement Agreement - Conditions to the Arrangement Becoming Effective", "The Arrangement - Regulatory Matters - Required Regulatory Approvals - Competition ActApproval" and "The Arrangement - Regulatory Matters - Required Regulatory Approvals - HSR Act".

The Parties

The Company

The Company is a global leader in providing technology solutions to the loyalty industry on one unified operating platform. The Company operates a portfolio of white-labelled products and services on a unified operating platform that facilitates the accrual or redemption of loyalty program currency (points or miles) for loyalty programs worldwide. Accrual transactions are typically focused on generating revenue for the Company's loyalty program partners while redemption transactions are focused on offering additional engagement options for program members that are cost effective for the loyalty program. The Company's head office is located at 111 Richmond Street W., Suite 700, Toronto, Ontario M5H 2G4. The Company also maintains offices in San Francisco, United States, London, England, Singapore and Dubai. For additional information about the Company, see below under the heading "Information Concerning the Company".

The Purchaser

The Purchaser, a corporation existing under the laws of Canada, is an entity created by Plusgrade and is a wholly owned subsidiary of Plusgrade, and was formed on April 4, 2022, solely for the purpose of engaging in the transactions contemplated by the Arrangement Agreement, and has not engaged in any business activities other than in connection with the transactions contemplated by the Arrangement Agreement and obtaining the financing contemplated by the Arrangement Agreement.

Plusgrade

Plusgrade is a leading ancillary revenue platform for the global travel industry. Over 80 airline, cruise and passenger rail companies trust Plusgrade to create new, meaningful revenue streams. Through its proprietary portfolio of solutions, Plusgrade has generated more than US$7 billion in new revenue opportunities for its partners while creating enhanced travel experiences for millions of their passengers. Plusgrade was founded in 2009 with headquarters in Montreal and has offices in New York and Singapore.

The Sponsors

CDPQ is a long-term institutional investor headquartered in Québec City with its principal place of business in Montréal, Québec. Founded in 1965 and governed by the Act respecting the Caisse de dépôt et placement du Québec, CDPQ invests constructively to generate sustainable returns over the long term. As a global investment group managing funds for public retirement and insurance plans, CDPQ works alongside its partners to build enterprises that drive performance and progress. CDPQ is active in the major financial markets, private equity, infrastructure, real estate and private debt. As of December 31, 2021, CDPQ held C$419.8 billion in net assets.

Founded in 1981, the Novacap group is a leading North American private equity firm with more than C$8 billion of assets under management that has invested in more than 100 platform companies and completed more than 150 add-on acquisitions. Applying its sector-focused approach since 2007 in Technology Media and Telecom, Industries and now Financial Services, the Novacap group's deep domain expertise can accelerate company growth and create long-term value. With experienced, dedicated investment and operations teams as well as substantial funding, the Novacap group has the resources and knowledge to build world-class businesses. The Novacap group has offices in Brossard, Québec and Toronto, Ontario.

See "Information Concerning the Purchaser, Plusgrade and the Sponsors".

Dissent Rights of Shareholders

Registered Shareholders may exercise their Dissent Rights in connection with the Arrangement Resolution, pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. As such, the following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his, her or its Shares, and is qualified in its entirety by reference to the full text of Section 190 of the CBCA, which is attached as Appendix H to this Circular, as modified by the Interim Order, which is attached to this Circular as Appendix F, and the Plan of Arrangement, which is attached to this Circular as Appendix C.

The dissent procedures require that a Registered Shareholder who wishes to dissent ensure that a written notice of objection to the Arrangement Resolution is sent to the Company (Attention: Domenic Di Sisto) by e-mail (domenic.disisto@points.com) no later than 10:00 a.m. (Toronto time) on June 21, 2022 or 10:00 a.m. (Toronto time) on the day which is two Business Days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be, and must otherwise strictly comply with the dissent procedures described.

See "Dissent Rights of Shareholders".

Stock Exchange De-Listing and Reporting Issuer and Registrant Status

The Shares of the Company are currently listed for trading on the TSX and NASDAQ under the symbol "PTS.TO" and "PCOM", respectively. The Company expects that the Shares will be de-listed from the TSX and NASDAQ shortly following the Effective Date.

Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each Province of Canada, or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents in Canada. In addition, following the Effective Date, it is expected that the Purchaser will cause the Company to deregister the Shares under the Exchange Act and that the Company shall cease to file reports with the SEC.

See "The Arrangement - Regulatory Matters - Stock Exchange De-Listing and Reporting Issuer and Registrant Status".

Certain Canadian Federal Income Tax Considerations

The Arrangement will generally be a taxable transaction for Shareholders resident in Canada and, as a result, such Shareholders will generally be required to pay tax on the gain (if any) recognized from the disposition of Shares pursuant to the Arrangement. This summary is qualified in its entirety by the discussion under "Certain Canadian Federal Income Tax Considerations". The discussion under that heading is not intended to be legal or tax advice to any particular Shareholder. Tax matters are complicated, and the income tax consequences of the Arrangement to you will depend on your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you.

See "Certain Canadian Federal Income Tax Considerations".

Certain United States Federal Income Tax Considerations

The Arrangement is generally a taxable transaction for U.S. federal income tax purposes. As a result, U.S. holders will generally be required to pay tax on gain (if any) recognized from the disposition of Shares pursuant to the Arrangement. This summary is qualified in its entirety by the discussion under "Certain United States Federal Income Tax Considerations". The discussion under that heading is not intended to be legal or tax advice to any particular Shareholder. Tax matters are complicated, and the income tax consequences of the Arrangement to you will depend on your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you.

See "Certain United States Federal Income Tax Considerations".

*  *  *

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution (a copy of which is attached as Appendix B to this Circular) and such other business as may properly come before the Meeting. At the time of printing of this Circular, the Board of Directors and management of the Company know of no other matter expected to come before the Meeting, other than the vote on the Arrangement Resolution.

Record Date and Quorum

The Board of Directors has fixed the close of business on May 19, 2022 as the record date (the "Record Date"), being the date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting. The presence of at least five persons holding or representing by proxy not less than 15% of the total number of votes represented by the issued Shares of the Company entitled to vote at the Meeting is required to constitute a quorum at the Meeting. Shareholders participating in the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Accessing and Voting at the Virtual Meeting

The Meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. The Computershare platform will allow Registered Shareholders and duly appointed proxyholders, including Beneficial Shareholders who have duly appointed themselves, to participate, ask questions, and vote at the virtual Meeting. Guests, including Beneficial Shareholders that have not duly appointed themselves as proxyholder, can login to the virtual Meeting as a guest. Guests may listen to the virtual Meeting but will not be entitled to vote or ask questions. A summary of the information Shareholders or their duly appointed proxyholders will need to attend the virtual Meeting is provided below. The Meeting will begin at 10:00 a.m. (Toronto time) on June 23, 2022.

• Registered Shareholders that have a 15 digit control number located on the form of proxy, along with duly appointed proxyholders, including Beneficial Shareholders that have appointed themselves as proxyholders, who were provided an Invitation Code by Computershare after the voting deadline has passed, will be able to vote and submit questions during the virtual Meeting. To do so, please go to https://meetnow.global/MZ7T2YH prior to the start of the virtual Meeting to login. Click on "Shareholder" and enter your 15-digit control number or click on "Invitation Code" and enter your Invitation Code.

• Beneficial Shareholders who have not appointed themselves to vote at the virtual Meeting will only be able to attend as a guest which allows them to listen to the virtual Meeting. By logging in as a guest, you will not be able to vote or submit questions. In order to login as a guest, please go to https://meetnow.global/MZ7T2YH and click on "Guest" and complete the online form.

• If you are using a 15-digit control number or an Invitation Code to login to the virtual Meeting, you will NOT be revoking any previously submitted proxies. However, if you vote on a ballot you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Meeting. You may also choose to enter the Meeting as a guest.

If you are eligible to vote at the Meeting, it isimportant that you are connected to the Internet at all times during the virtual Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the virtual Meeting. You will also need the latest version of any of Chrome, Safari, Edge or Firefox. In order to participate online, Shareholders must have a valid 15-digit control number and proxyholders, including Beneficial Shareholders who have appointed themselves as proxyholders, must have received an email from Computershare containing an Invitation Code.

If you have questions regarding your ability to participate at the Meeting or would like assistance in the event you encounter difficultiesduringthe registrationprocessor while accessing and attending the Meeting, please contact Computershare at 888-724-2416 (or at +1-781-575-2748 for calls outside Canada or the United States).

Registered Shareholders may vote at the virtual Meeting by completing a ballot that will be made available on the virtual interface during the Meeting, as further described below under "How to Vote - Registered Shareholders - Voting at the Meeting". Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting but will be able to participate as guests. This is because the Company and Computershare do not have a record of the Beneficial Shareholders, and, as a result, have no knowledge of beneficial shareholdings or entitlements to vote unless Beneficial Shareholders appoint themselves as proxyholder in accordance with the below section entitled "How to Vote - Beneficial Shareholders - Voting at the Meeting or Appointing a Third Party as Proxy".

If you are a Registered Shareholder and wish to appoint a third party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy accompanying this Circular and follow all of the instructions below under "How to Vote - Registered Shareholders - Appointing a Third Party as Proxy", within the prescribed deadline.

If you are a Beneficial Shareholder and wish to participate and vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form provided to you and follow all of the instructions set out therein and below under the section entitled "How to Vote - Beneficial Shareholders - Voting at the Meeting or Appointing a Third Party as Proxy", within the prescribed deadline and then register yourself as proxyholder. Intermediaries (as defined below) may set deadlines for voting that are further in advance of the Meeting than those set out in this Circular.

In all cases, all proxies must be received and all proxyholders must be registered before 10:00 a.m. (Toronto time) on June 21, 2022, or, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the city of Toronto) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

Asking Questions and Making Motions

At the Meeting, questions and motions can be submitted by any Registered Shareholder or duly appointed proxyholder, including Beneficial Shareholders that have appointed themselves as proxyholder, using the instant messaging service on the Meeting's virtual interface. Guests cannot submit questions or make motions. Once received, the Chair, or another member of the management team or Board ofDirectors present at the Meeting, will read your question or motion out loud to the Meeting.

How to Vote

The manner in which you vote your Shares depends on whether you are a Registered Shareholder or a Beneficial shareholder. You are a Registered Shareholder if you have a DRS Advice or share certificate issued in your name and you appear as the Registered Shareholder on the books of the Company. You are a Beneficial Shareholder if your Shares are registered in the name of an intermediary, generally being a bank, trust company, investment dealer, clearing agency or other institution (collectively "Intermediaries", and each an "Intermediary").

Registered Shareholders

As a Registered Shareholder, you may vote by: (i) attending the Meeting virtually, (ii) appointing a proxyholder designated by the Company in the form of proxy as your proxyholder, (iii) appointing a third party as your proxyholder by following the procedures below, or (iv) Internet, telephone or mail.

Voting at the Meeting

If you are a Registered Shareholder, in order to vote you will need the control number located on the form of proxy that has been provided to you with this Circular. Once you have identified your control number, follow the instructions in the above section entitled "Accessing and Voting at the Virtual Meeting" to participate in the Meeting.

Appointing a Proxy Designated by Points

Voting by proxy is the easiest way for Registered Shareholders to vote at the virtual Meeting. As a Registered Shareholder, you have received a form of proxy in this package. Registered Shareholders are requested to vote their Shares in accordance with the instructions on the form ofproxy for use at the Meeting or any adjournment(s) or postponement(s) thereof.

As a Registered Shareholder, you should submit your form ofproxy in sufficient time to ensure your votes are received by the offices of Computershare, attention: proxy department, 8th floor, 100 University Avenue, Toronto Ontario M5J 2Y1 to arrive no later than 10:00 a.m. (Toronto time) on June 21, 2022, or not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the city of Toronto) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof, provided however, that the Chair of the Meeting may, in his or her sole discretion, accept proxies delivered to him or her up to the time when any vote is taken at the Meeting or any adjournment(s) or postponement(s) thereof, or in accordance with any other manner permitted by law.

Appointing a Third Party as Proxy

You may appoint a person or company other than the proxyholders designated by the Company on your form of proxy to represent you and vote on your behalf at the Meeting. This person does not need to be a Shareholder to be appointed as your proxyholder. To do so, strike out the names of the proxyholders designated by the Company printed on the form of proxy and write the name of the person that you are appointing in the space provided. Follow the voting instructions included on the form of proxy and then sign and date the form of proxy. Once complete, return the form of proxy to the offices of Computershare, attention: proxy department, 8th floor, 100 University Avenue, Toronto Ontario M5J 2Y1 to arrive no later than 10:00 a.m. (Toronto time) on June 21, 2022, or not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the city of Toronto) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof, provided however, that the Chair of the Meeting may, in his or her sole discretion, accept proxies delivered to him or her up to the time when any vote is taken at the Meeting or any adjournment(s) or postponement(s) thereof, or in accordance with any other manner permitted by law.

In addition, in order for your proxyholder to be able to attend and participate in the Meeting, you must submit your proxy prior to registering your proxyholder. Registering your proxyholder is an additionalstep once you have submittedyour proxy or voting instructionform. Failure to register the proxyholder will result in the proxyholder not receiving an Invitation Code to participate at the Meeting. To register a proxyholder,ShareholdersMUST visit http://www.computershare.com/Points by no later than 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the city of Toronto, before any reconvened meeting if the Meeting is adjourned or postponed) and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with an Invitation Code via email. Once your proxyholder receives their Invitation Code, your proxyholder must follow the instructions in the above section entitled "Accessing and Voting at the Virtual Meeting" to participate at the Meeting.

Failure to register the proxyholder willresult in the proxyholder not receiving their Invitation Code to participate in the virtual Meeting. Without an Invitation Code, your proxyholder will not be able to ask questions or vote at the virtual Meeting.

Voting by Internet, Telephone or Mail

If you do not plan to participate at the virtual Meeting, or you do not intend to nominate a proxyholder to vote at the virtual Meeting in your place, Points encourages you to vote by proxy in any of the following ways:

By Internet: Follow the instructions for Internet voting on the form of proxy.

By Telephone: Call Computershare at 1-866-732-8683 (for shareholders outside of Canada and the United States, call 312-588-4290) and follow the voice instructions. You will need your control number, which can be found on your form of proxy.

By Mail: Complete, date and sign the form of proxy in accordance with the instructions included on the form of proxy. Return the completed form of proxy in the envelope provided to Computershare, attention: proxy department, 8th floor, 100 University Avenue, Toronto Ontario M5J 2Y1.

To be voted at the Meeting, proxies must be received by Computershare no later than 10:00 a.m. (Toronto time) on June 21, 2022, or not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the city of Toronto) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

Beneficial Shareholders

If you are a Beneficial Shareholder, you have received a voting instruction form in this package. As a Beneficial Shareholder, you may vote (i) through your Intermediary in accordance with the instructions provided by your Intermediary, (ii) at the Meeting by appointing yourself or a third party as proxyholder by following the procedures below, or (iii) by Internet, telephone or mail as permitted and described in the voting instruction form provided to you. In addition, Points may utilize the Broadridge Quickvote service to assist eligible Beneficial Shareholders with voting their Shares over the telephone. These Shareholders may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone. Each Intermediary has its own procedures and deadlines which should be carefully followed by Beneficial Shareholders to ensure that their Shares are voted by their Intermediary on their behalf at the virtual Meeting.

A broker or other Intermediary will only vote the Shares held by you if you provide instructions to your broker or other Intermediary directly on how to vote. Without instructions, those Shares may not be voted. Most Intermediaries delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge will forward your instruction to Computershare. Broadridge typically mails a scannable voting instruction form in lieu of a proxy form to Beneficial Shareholders and provides appropriate instructions respecting voting of Shares to be represented at the Meeting. Beneficial Shareholders should complete the voting instruction form by following the directions provided on the form. Unless your broker or other Intermediary gives you its specific proxy, voting instruction form or other method to provide voting instructions to vote the Shares at the Meeting, you should complete the voting instruction form provided.

Voting Through Your Intermediary

To vote your Shares held through an Intermediary at the virtual Meeting or any adjournment(s) or postponement(s) thereof, you must carefully follow the instructions on the voting instruction form provided by your Intermediary. Intermediaries may set deadlines for voting that are further in advance of the Meeting than those set out in this Circular. Please contactyour Intermediary ifyou did not receive a voting instruction form or have any questions about how to participate or vote at the virtual Meeting.

Voting at the Meeting or Appointing a Third Party as Proxy

If you are a Beneficial Shareholder and wish to participate and vote at the Meeting or appoint a third party proxyholder to participate and vote on your behalf at the Meeting, you must appoint yourself or another person or company, as applicable, as proxyholder please see the information under the heading "Appointment a Third Party as Proxy" below for details. If you are appointing yourself as proxyholder, do not complete the voting section on the voting instruction form, as your vote will be taken at the Meeting, and return the voting instruction form to your Intermediary in the envelope provided. If you appoint a proxyholder other than the proxyholder designated by Points, please make them aware and ensure they will participate at the Meeting and have received their Invitation Code prior to the Meeting. Your proxyholder must vote your Shares in accordance with your instructions at the Meeting. If your proxyholder does not attend the Meeting, your Shares will not be voted. Appointing yourself or a third party as proxyholder must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your voting instruction form, as described below.

Step 1: If you are a Beneficial Shareholder who wishes to appoint yourself or a third party as your proxyholder, you must first insert your name or the name of the person or company you wish to appoint as proxyholder in the blank space provided in the voting instruction form (if permitted) and follow the instructions set out in the voting instruction form by your Intermediary for submitting such voting instruction form. By doing so, you are instructing your Intermediary to appoint yourself or a third party (as applicable) as your proxyholder. It is important that you comply with the signature and return instructions provided in the voting instruction form by your Intermediary and return the voting instruction form in accordance with those instructions, within the prescribed deadline.

A Beneficial Shareholder located outside of Canada (including Beneficial Shareholders located in the United States) wishing to participate and vote at the Meeting or, if permitted, wishing to appoint a third party as their proxyholder may be required, in addition to the steps described above and below, to obtain a valid legal proxy from their Intermediary. You must then follow the instructions from your Intermediary included with the legal proxy form and in the voting instruction form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare by following the instructions set out in the form of proxy. Beneficial Shareholders located in the United States may send their legal proxy form to Computershare by (i) mail at: attention: proxy department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1; or (ii) by email at uslegalproxy@computershare.com. Requests for registration must be labeled as "Legal Proxy" and must be received no later than 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the city of Toronto, before any reconvened meeting if the Meeting is adjourned or postponed). You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Step 2: Once you have completed Step 1, in order for you or your proxyholder (other than the proxyholders designated by the Company) to be able to attend and participate in the Meeting, you must register the appointment of you or your proxyholder at http://www.computershare.com/Points and provide Computershare with you or your proxyholder's contact information so that Computershare may provide you or your proxyholder with an Invitation Code via email. You must register yourself or your proxyholder by no later than 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the city of Toronto, before any reconvened meeting if the Meeting is adjourned or postponed). Without an Invitation Code, you or your proxyholder will not be able to participate or vote at the Meeting. Once you or your proxyholder receives the Invitation Code, you or your proxyholder must follow the instructions in the above section entitled "Accessing and Voting at the Virtual Meeting" to participate at the Meeting.

In all cases, your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your Intermediary to Computershare before 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the city of Toronto, before any reconvened meeting if the Meeting is adjourned or postponed). If you plan to participate in the virtual Meeting (or to have your proxyholder attend the virtual Meeting), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your Intermediary well in advance of the virtual Meeting to allow them to forward the necessary information to Computershare before 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the city of Toronto, before any reconvened meeting if the Meeting is adjourned or postponed). You should contact your Intermediary well in advance of the Meeting and follow their instructions if you want to participate, or have your third-party proxyholder participate on your behalf, at the virtual Meeting.

Appointment and Revocation of Proxies

By returning a form of proxy or voting instruction form, you are authorizing the person named in the proxy or voting instruction form to be able to attend the virtual Meeting and vote your Shares on each item of business according to your instructions. The persons named in the enclosed form of proxy or voting instruction form are officers and/or directors of the Company.

A Registered Shareholderdesiring to appoint some otherperson or company, who need not be a Shareholder, to represent him or her at the virtual Meeting, may do so by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy in the manner described above.

A Beneficial Shareholder desiring to appoint some other person or company, who need not be a Shareholder, to represent him or her at the virtual Meeting, may do so by following the instructions on the voting instruction form.

A Registered Shareholder who has submitted a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with Computershare in accordance with the instructions set out above, or (b) depositing an instrument in writing executed by the Registered Shareholder or by such Shareholder's personal representative authorized in writing (i) at the office of Computershare no later than 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays,Sundays and statutory holidays in the city ofToronto, before any reconvened meeting if the Meeting is adjourned or postponed), (ii) with the scrutineers of the Meeting, addressed to the attention of the Chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencementof the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law. In addition, if you are a Registered Shareholder, once you log in to the Meeting and you accept the terms and conditions, you may (but are not obliged to) revoke any and all previously submitted proxies by voting by poll on the matters put forth at the Meeting. If you attend the Meeting but do not vote by poll, your previously submitted proxy will remain valid.

The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Vote by Proxy

The Shares represented by properly executed proxies will be voted for or against any matter to be acted upon where such Shareholder specifies a choice for such matter. In respect of proxies in favour of management proxyholders in which Shareholders have failed to specify the manner of voting, the Shares represented by such proxies will be voted FOR the Arrangement Resolution.

The form of proxy also confers discretionary authority upon the management proxyholders in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice calling the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the Shares represented by proxies in favour of management proxyholders will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxyholder.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and supplemented by telephone or other personal contact by directors, officers and employees of Points without special compensation. The Company has also retained Laurel Hill as proxy solicitation agent and Shareholder communications advisor to, among other things, assist in the solicitation of proxies and may also retain other persons as it deems necessary to aid in the solicitation of proxies with respect to the Meeting. The costs of soliciting proxies and printing and mailing this Circular in connection with the Meeting, will be borne by the Company. The Company and Laurel Hill have entered into an engagement agreement with customary terms and conditions, which provides that Laurel Hill will be paid an aggregate fee of up to C$100,000 for services provided, plus an amount per call to retail Shareholders as well as the reimbursement of out-of-pocket expenses.

The Company is not relying on the "notice-and-access" provisions of Canadian securities laws. The cost of the solicitation will be borne directly by the Company. In some instances, the Company has distributed copies of this Circular and other related materials to Intermediaries for onward distribution to Shareholders whose Shares are held by or in the custody of those Intermediaries. The Intermediaries are required to forward the Meeting materials to Beneficial Shareholders. The Company intends to reimburse such Intermediaries for permitted fees and costs incurred by them in mailing the Meeting materials to beneficial owners.

Voting Shares and Principal Holders Thereof

As of the date of this Circular, the Shares are the only outstanding voting securities of the Company. The holders of the Shares are entitled to vote on all matters brought before a meeting of the Shareholders together as a single class. The holders of Shares are entitled to cast one vote per Share. As at the Record Date, there were 14,942,792 Shares outstanding.

As of the date hereof, to the knowledge of the directors and executive officers of the Company, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying over 10% or more of the voting rights attached to any class of voting securities of the Company, except as set out below:

		Percentage of Issued and
Shareholder	Number of Shares	Outstanding Shares

CI Investments Inc.(1)	1,685,080	11.28%

Hotchkis and Wiley Capital	1,641,870	10.99%
Management, LLC(2)

Pembroke Management Ltd.(3)	1,502,086	10.05%

Notes

(1) Based on an Alternative Monthly Report dated May 10, 2022 in respect of the Company of CI InvestmentsInc. pursuant to Part 4 of National Instrument 62-103 - The Early Warning Systemand Related Take-Over Bid and Insider Reporting Issues filed on SEDAR at www.sedar.com.

(2) Based on a Schedule 13F dated May 13, 2022 pursuant to Section 13(f) of the Exchange Act.

(3) Based on a Schedule 13G dated May 12, 2022 pursuant to Section 13(g) of the Exchange Act.

THE ARRANGEMENT

Purpose of the Arrangement

The purpose of the Arrangement is to effect the acquisition of the Company by the Purchaser. Pursuant to the Arrangement Agreement, the Purchaser has agreed to acquire all of the issued and outstanding Shares for US$25.00 in cash per Share. Upon completion of the Arrangement, among other things, the Purchaser will acquire all of the issued and outstanding Shares and the Company will become a wholly-owned subsidiary of the Purchaser.

Background to the Arrangement

The Arrangement Agreement is the result of extensive arm's length negotiations between representatives of the Company, under the supervision of the Board of Directors, and the Purchaser, as well as their respective advisors. The following is a summary of the principal events leading up to the execution of the Arrangement Agreement,including certain meetings,negotiations, discussions and actions of the various parties that preceded the public announcement of the Arrangement Agreement.

The Board of Directors and senior management of the Company, as part of their ongoing mandate to act in the best interests of the Company including, among other things, strengthening its business, enhancing value for Shareholders and considering the interests of stakeholders, routinely consider and assess the Company's performance, growth prospects, capital requirements, overall corporate strategy and long-term strategic plans. This ongoing review has included, from time to time, considering potential acquisitions and strategic transactions as well as organic growth and development opportunities.

In that regard, in early 2017, the Company received an unsolicited, non-binding proposal from a third party relating to the potential acquisition of the Company. Shortly thereafter, the Company also received another unsolicited non-binding proposal from another third party relating to a potential acquisition of the Company. The Company, in consultation with its legal and financial advisors, engaged with both parties following the receipt of their respective proposals, but discussions ultimately terminated as neither proposal proved to be sufficiently attractive to the Company, including with respect to the indicative value represented by the proposals.

Following the termination ofthose discussions in 2017, the Company later conducted a confidential strategic process in the second half of 2017 which continued into 2018, in consultation with its legal and financial advisors, whereby it solicited proposals from approximately 100 potentially interested parties, including both strategic and financial investors, with approximately 20 active participants ultimately indicating interest. This process ran for several months, but was terminated in mid-2018 as it did not yield any viable proposals. As a result of the process, the Board ofDirectors and senior management determined that given the Company's unique business model and lack of direct peers in the industry, if any strategic transaction were to be undertaken in the future, it would likely best be executed with a strategic, rather than financial, investor. The Company thereafter decided to continue to focus on executing on its business plan and existing strategic initiatives.

In January 2019, Ken Harris, Chief Executive Officer of Plusgrade and Christopher Barnard, President of the Company, were introduced through a mutual business acquaintance. Given Plusgrade's business helping airlines,cruise lines and rail operators manage and optimize revenue generated from seat upgrades and other premium services, Messrs. Harris and Barnard decided to open a dialogue with a view to facilitating the development of a potential strategic relationship between Points and Plusgrade, which led to in-person meetings between them later that year in April and August, 2019 to discuss the foregoing. Thereafter, the two companies discussed a variety of potential opportunities, including potential collaborations at the operating level on specific combined opportunities for an 'upgrade for miles' offering. In the following months, Messrs. Harris and Barnard maintained a periodic dialogue regarding potential strategic initiatives, including business opportunities or strategic alliances.

In January 2020, Messrs. Harris and Barnard met to discuss the possibility of Plusgrade evaluating new business opportunities. As part of that discussion, Mr. Harris first raised the possibility of a possible business combination involving Plusgrade and Points. Shortly following that meeting, the COVID-19 pandemic emerged in North America, leading to unprecedented disruptions in the loyalty and travel industry which required both parties to focus on their respective businesses and resulted in the suspension of discussions between them for several months.

In late December, 2020 and into January, 2021, Messrs. Harris and Barnard, together with Robert MacLean, Chief Executive Officer of the Company, re-established a dialogue regarding the creation of a strategic partnership or a potential business combination with a view to combining the companies' long- term strategic plans, delivering increased diversification and accelerated growth as well as creating additional scale. Discussions remained high-level and did not include discussion of transaction terms or indicative pricing. In mid-2021, discussions broke off as Plusgrade sought additional capital investment to facilitate its growth strategy.

On September 17, 2021, Novacap announced that it had become a major investor in Plusgrade, with CDPQ remaining a major investor as well. Following the investment, Plusgrade re-engaged with Points in an effort to further their prior discussions about a potential business combination.

On October 19, 2021, the Company and Plusgrade entered into a confidentiality and non-disclosure agreement in order to facilitate confidential discussions and the sharing of confidential information between the parties. Later that day, members of Points' senior management team met with principals of Plusgrade, Novacap and CDPQ in Montreal to discuss Plusgrade's interest in Points and the potential merits of a business combination.

On October 26, 2021, the Board of Directors met to receive an update from senior management regarding the status of discussions with Plusgrade. Senior management of Points reported that Plusgrade was a serious, capable and committed purchaser and recommended pursuing further discussions. At the conclusion of the meeting, the Board of Directors authorized senior management to continue discussions with Plusgrade provided that a formal non-binding proposal with respect to a potential business combination, including as to indicative pricing, be submitted by Plusgrade. The Board of Directors also authorized the engagement of RBC Capital Markets as the Company's financial advisor.

Following the meeting, Mr. MacLean requested that Plusgrade provide a written non-binding proposal, including indicative pricing, in order to assess the terms on which Plusgrade would propose to pursue a transaction and whether further discussions were warranted. In response, Plusgrade committed to provide a written non-binding proposal following the release of the Company's third quarter financial results in November 2021.

On November 10, 2021, the Board of Directors met for its regularly scheduled third quarter meeting. During the meeting, Mr. Barnard provided the Board of Directors with an update on the Company's corporate development, including the status of discussions with Plusgrade. Senior management also indicated that they had stopped sharing information with Plusgrade pending the receipt of Plusgrade's non- binding proposal. The independent directors then held an in camera session (excluding Messrs. MacLean and Barnard) to discuss the Company's approach to discussions with Plusgrade.

On November 13, 2021, Plusgrade submitted a written non-binding proposal providing for the acquisition of all of the issued and outstanding Shares of Points at a cash purchase price of US$21.50 per Share, which represented a 27% premium to the close of the Company's Shares on the NASDAQ on November 12, 2021. Financing for the proposed transaction would primarily be in the form of equity financing from CDPQ and Novacap, majority investors of Plusgrade. Plusgrade also requested a 60-day exclusivity period to conduct due diligence and negotiate definitive transaction documents.

Following receipt of Plusgrade's proposal, senior management of the Company discussed the proposal with RBC Capital Markets and Company counsel, Davies. Upon review and consultation with RBC Capital Markets, senior management was of the view that the indicative pricing was insufficient to engage in further discussions on transaction terms and could not form the basis of a grant of exclusivity.

Following internal discussions and after receiving advice from RBC Capital Markets, Messrs. MacLean and Barnard advised Mr. Harris that the non-binding proposal was insufficient to warrant negotiation of transaction terms or a grant of exclusivity. As part of that discussion, Mr. Harris advised that Plusgrade could consider increasing its indicative price proposal, but that in order to do so, it would require additional information concerning the Company, including its business plan. Mr. MacLean advised that senior management of Points would work with RBC Capital Markets to assess what additional materials could be provided in an effort to justify a higher indicative price.

On November 16, 2021, Mr. MacLean advised the Board of Directors that senior management had received a non-binding proposal from Plusgrade and provided a summary of the key terms. Mr. MacLean noted that senior management viewed the price as insufficient to engage in discussions on transaction terms or to form the basis of a grant of exclusivity. Mr. MacLean reported that through discussions with representatives of Plusgrade following receipt of the proposal, he was informed that any further potential improvement in the financial terms of the proposal would be subject to additional information concerning the Company, including its business plan. Mr. MacLean advised that senior management would work with RBC Capital Markets to determine an appropriate approach to engage in additional price discovery with Plusgrade.

On November 26, 2021, senior management and RBC Capital Markets provided the Board of Directors an update with respect to the ongoing discussions with Plusgrade. Mr. MacLean reported that, in the previous week, senior management had met with Plusgrade to discuss their approach to understanding Points' business plan and further reiterated that the indicative price of US$21.50 was insufficient in management's view to further engage given the Company's business plan and its long-term prospects. The Board of Directors agreed with management that the indicative price was insufficient to warrant negotiation of transaction terms or a grant of exclusivity. Given that Plusgrade had indicated a strong desire to move forward and expressed interest in engaging in additional review of the Company's information in an effort to increase the indicative price, the Board of Directors also endorsed management's recommendation that they work with RBC Capital Markets to provide additional information to Plusgrade concerning the Company's performance and the approved business plan. The following week senior management provided the additional information to Plusgrade as discussed with the Board.

On December 7, 2021, Messrs.MacLeanand Barnard advised George Yao, ChiefFinancial Officer of Plusgrade, that Plusgrade would need to significantly improve the financial terms of their proposal.

On December 16, 2021, Plusgrade provided a revised written non-binding proposal providing for the acquisition of all of the issued and outstanding Shares of Points at a cash purchase price between US$22.00 and US$24.00 per Share. The indicative price range represented a 33%-46% premium to the close of the Company's Shares on the NASDAQ on December 15, 2021. As in the original proposal, Plusgrade requested a 60-day exclusivity period to conduct due diligence and negotiate definitive transaction documents.

On December 20, 2021, the Board of Directors met with senior management, RBC Capital Markets and Davies to discuss the December 16, 2022 proposal from Plusgrade. Upon review of the proposal and receiving input from management and legal and financial advice, the Board of Directors determined that, while the revised proposal reflected an improvement in the financial terms of the proposal, it was insufficient to allow for a grant of exclusivity or the negotiation of definitive transaction terms. Notwithstanding this determination, the Company's senior management expressed optimism that there was potential for additional price discovery. As a result, the Board of Directors instructed management and RBC Capital Markets to allow Plusgrade to conduct additional business and financial due diligence with the goal of further improving the financial terms of the proposal. Senior management advised that it would seek to meet with Plusgrade and its representatives in early January for that purpose. Afterwards, the independent directors met in camera to further discuss the strategy being pursued.

On January 7, 2022, Mr. MacLean provided an update to the Board of Directors regarding the Company's fourth quarter results and the status of discussions with Plusgrade. Mr. MacLean noted that senior management and RBC Capital Markets were scheduled to meet with Plusgrade, the Sponsors and their respective advisors in the coming days to review the Company's business plan.

On January 10 and 11, 2022, members of the Company's senior management and its advisors met with representatives of Plusgrade, Novacap, CDPQ and TD Securities, the financial advisor to Plusgrade, to discuss the Company's business plan. During that meeting, members of the Company's senior management informed Plusgrade that the Board of Directors would not support a transaction in the range proposed in Plusgrade's most recent proposal; however, the Company would allow Plusgrade to continue with due diligence in an effort to improve the financial terms of the proposal.

On January 14, 2022, Messrs. MacLean and Barnard met with Mr. Harris to reiterate that the upper end of Plusgrade's indicative price was insufficient. Mr. Harris indicated that Plusgrade would require additional information to justify improving the proposed financial terms, failing which, Plusgrade could not justify increasing its proposal above US$24.00. Messrs. MacLean and Barnard advised that they would review and consider what additional information could be provided and agreed to schedule additional meetings with Plusgrade.

On January 18, 2022, the Board of Directors met to discuss the Company's preliminary fourth quarter and full year 2021 earnings release. Following such discussion,the Board ofDirectors invited senior management, RBC Capital Markets and Davies to provide an update on the status of discussions with Plusgrade and its advisors. Senior management reported that Plusgrade had requested additional diligence items that Plusgrade viewed as critical and would potentially facilitate an increase in the financial terms of its proposal. Senior management reported that it intended to provide Plusgrade with an additional two week period to complete its analysis, following which the Company would expect to receive a revised proposal or terminate discussions. The Board of Directors authorized management to provide the requested information in order to facilitate the possibility of improved financial terms.

On January 25, 2022, the Company opened a virtual data room for purposes of providing Plusgrade and its advisors with the critical diligence information that had been requested by Plusgrade.

On February 2, 2022, the Board of Directors met at a previously scheduled meeting of the Board of Directors and invited senior management, RBC Capital Markets and Davies to discuss the recent steps taken by management and its advisors with respect to negotiations with Plusgrade. Mr. MacLean advised that management and RBC Capital Markets planned to meet with Plusgrade and its advisors the following day. The independent directors also met in camera to further discuss the status of negotiations with Plusgrade.

On February 3 and 4, 2022, members of Points' senior management and its advisors met with representatives from Plusgrade, CDPQ, Novacap and TD Securities to review various diligence materials and engage in further analysis of the Company's business plan.

On February 7, 2022, the Board of Directors met with senior management to receive an update on the meetings with Plusgrade. Mr. MacLean advised that Plusgrade and its advisors would now take time to review the information that had been provided before any further proposal is submitted.

On February 17, 2022, Plusgrade submitted a further revised written non-binding proposal providing for the acquisition of all of the issued and outstanding Shares of Points at a cash purchase price of US$23.50 per Share. The indicative price represented a 30.3% premium to the close of the Company's Shares on the NASDAQ on February 17, 2022. Plusgrade also requested a 45-day exclusivity period to conduct due diligence and negotiate definitive transaction documents.

On February 22, 2022, the Board of Directors met with senior management, RBC Capital Markets and Davies to discuss the further revised proposal submitted by Plusgrade. Senior management and its advisors provided their perspectives on the terms of the proposal and potential responses thereto. The independent directors also met in camera to discuss the revised proposal submitted by Plusgrade and discussed points for a counterproposal. Following the meeting, David Adams, Chair of the Board of Directors, provided instructions on behalf of the Board of Directors to Mr. MacLean regarding the preparation of a response to Plusgrade.

Following the meeting, senior management of the Company worked with RBC Capital Markets and Davies to prepare a response to Plusgrade identifying proposed changes to key terms of the proposal aside from the financial terms. On February 24, 2022, senior management delivered comments on the proposal to Plusgrade, following which the parties engaged in further discussions regarding the proposed financial terms. Over the course of the following weekend, the Company's senior management continued to work with Plusgrade with respect to the Company's business plan and its approach regarding forecasts.

On March 3 and 4, 2022, Mr. MacLean provided updates to the Board of Directors, advising that the parties had engaged in extensive discussions regarding the proposed financial terms and that Plusgrade would be delivering a further revised non-binding proposal in the coming days.

On March 9, 2022, the Board of Directors met at its regularly scheduled year-end board meeting. The Board of Directors invited senior management, RBC Capital Markets and Davies to discuss the status of negotiations with Plusgrade. Mr. MacLean expressed optimism that Plusgrade would increase the proposed financial terms of the proposal.

On March 15, 2022, Mr. MacLean provided an update to the Board of Directors advising that Plusgrade was continuing to work on a proposal.

On March 17, 2022, Plusgrade submitted a further revised written non-binding proposal providing for the acquisition of all of the issued and outstanding Shares of Points at a cash purchase price of US$25.00 per Share, which Plusgrade stated was its "best and final proposal". The indicative price represented a 48.5% premium to the closing price of the Shares on the NASDAQ on March 16, 2022. Plusgrade also requested a 45-day exclusivity period to conduct due diligence and negotiate definitive transaction documents. As with the prior proposals, Plusgrade proposed that the transaction proceed by way of a statutory plan of arrangement and advised that it would be financed primarily through equity financing from CDPQ and Novacap.

Following receipt of the proposal, Messrs. MacLean and Adams, Chair of the Board of Directors, discussed the proposal with Davies. In addition, RBC Capital Markets prepared a preliminary financial analysis with respect to the proposal. Mr. MacLean then sent to the Board of Directors the proposal together with the RBC Capital Markets financial analysis in advance of a meeting scheduled for March 21, 2022. Mr. MacLean also engaged with Plusgrade to seek certain clarifications regarding the proposal, including as to the confirmatory due diligence that Plusgrade would be conducting and the expected timing to complete it.

On March 21, 2022, the Board of Directors met with senior management, RBC Capital Markets and Davies to discuss the revised proposal from Plusgrade. The Board of Directors discussed the terms of the proposal and received advice from RBC Capital Markets and Davies. During the meeting the Board of Directors also conducted a portion of its deliberations during an in camera session of the independent directors during which the independent directors determined that, should negotiations progress, the Board of Directors should engage its own independent financial advisor on a fixed fee basis to provide a "long form" fairness opinion. Following the in camera session, the Board of Directors determined that the financial terms of the revised proposal were sufficiently attractive to warrant a grant of exclusivity to Plusgrade to allow Plusgrade to conduct its confirmatory due diligence and negotiate definitive transaction terms. Accordingly, the Board of Directors instructed senior management to enter into an exclusivity agreement with Plusgrade, subject to certain changes to the proposal and the draft exclusivity agreement, for 30 days with an option to extend exclusivity for an additional 15 days.

Thereafter, the independent directors met in camera as part of each formal meeting to consider the proposed transaction. In addition, Mr. Adams, as Chair of the Board of Directors, maintained a dialogue with Mr. MacLean to receive updates from and provide guidance to Mr. MacLean and senior management on behalf of the Board of Directors.

On March 22, 2022, the Company and Plusgrade entered into an exclusivity agreement on the basis approved by the Board of Directors, providing for an exclusivity period of 30 days and an automatic extension of exclusivity for an additional 15 days subject to Plusgrade confirming its continued interest in pursuing the proposed transaction. Plusgrade then proceeded to conduct its confirmatory due diligence over the next several weeks and the parties negotiated definitive transaction terms.

On March 29, 2022, Points hosted an all parties due diligence session in Toronto with members of Points' senior management, its legal and financial advisors, members of Plusgrade's management, its legal and financial advisors, as well as representatives from the Sponsors.

On April 1, 2022, the Board of Directors received an update from senior management regarding the status of negotiations and Plusgrade's due diligence. Mr. MacLean reported that the parties had made significant progress on diligence. In addition, Mr. MacLean reported that he had committed in principle, subject to confirmation of employment terms, to Plusgrade to remain with Points for a period following closing of the transaction, but he had not discussed any employment terms.

On April 8, 2022, Mr. Adams and Mr. MacLean had a call with Davies to discuss various matters regarding the negotiation of definitive transaction terms and the Board of Directors review and approval process.

On April 10, 2022, Mr. Adams and Davies commenced a process to request proposals from potential candidates to serve as the independent financial advisor to the Board of Directors, following which Mr. Adams, together with Davies, interviewed two potential candidates. Following this process, Mr. Adams determined to recommend that the Board of Directors engage Blair Franklin to act as independent financial advisor to the Board of Directors.

On April 13, 2022, Stikeman, Plusgrade's legal counsel, shared an initial draft of the Arrangement Agreement with Davies. The Company, RBC and Davies formed a working group to discuss the Arrangement Agreement and members of Davies and senior management met throughout and scheduled a number of drafting sessions in the coming weeks to review representations, warranties, covenants and other transaction terms.

On April 14, 2022, Messrs. MacLean and Barnard met with Messrs. Harris and Yao to discuss the

Company's lead team and compensation practices and certain other matters.

On April 16, 2022, Blair Franklin was provided access to the Points data room so that it could commence its analysis.

On April 20, 2022, the Board of Directors met with senior management, RBC Capital Markets and Davies to receive an update on due diligence and discuss the proposed terms of the Arrangement Agreement that had been delivered by counsel to Plusgrade. Davies briefed the Board of Directors on the key issues in the draft Arrangement Agreement, following which the Board of Directors provided direction to senior management and the advisors on the various open issues. In addition, the Board of Directors resolved to ratify the engagement of Blair Franklin to act as its independent financial advisor on a fixed fee basis and to provide a "long form" opinion as the fairness of the consideration to be received by Shareholders under the potential transaction with Plusgrade, from a financial point of view. No part of the fee payable to Blair Franklin would be contingent on the conclusions reached in the opinion or the completion of the Arrangement. The independent directors also held a portion of the meeting in camera to further discuss the status of negotiations with Plusgrade and key issues in the Arrangement Agreement.

Later that day, following the meeting, Davies delivered to Stikeman a revised draft of the Arrangement Agreement.

On April 21, 2022, Plusgrade confirmed in writing its continued interest in pursuing the proposed transaction and thereby exercised its right to extend the exclusivity period to May 6, 2022. Later that day, members of senior management of the Company, and their legal and financial advisors, met with Plusgrade, and their legal and financial advisors, to discuss the revised draft Arrangement Agreement prepared by Davies with respect to various matters including the proposed financing structure that had been proposed by Plusgrade and the related financing. Over the next several days, senior management, Davies and RBC Capital Markets reviewed the issues raised by Plusgrade and their counsel and prepared an updated draft of the Arrangement Agreement.

On April 25, 2022, Mr. MacLean provided an update to the Board of Directors regarding the feedback received from Plusgrade regarding the mark-up of the Arrangement Agreement. In addition, each of Mr. MacLean and Davies briefed Mr. Adams by telephone during which Mr. Adams provided direction as to the proposed resolution of various issues.

On April 26, 2022, Davies delivered a revised draft of the Arrangement Agreement to Stikeman. Thereafter, the Company and Plusgrade, together with their respective advisors, continued to negotiate the terms and conditions of the Arrangement Agreement, Plan of Arrangement, Debt Commitment Letter, Equity Commitment Letter, Guarantee, Support and Voting Agreements and other definitive agreements relating to the transaction. Throughout this period, the Board of Directors was kept informed on a timely basis of the negotiations. Mr. Adams also received periodic direct briefings from Mr. MacLean during which Mr. Adams provided feedback and direction on key issues outstanding during the negotiations.

On April 28, 2022, the Board of Directors met with senior management, RBC Capital Markets, Blair Franklin and Davies to receive an update on the status of negotiations, including the open issues on the Arrangement Agreement and management's and the advisors' recommendation regarding the proposed resolution of those issues. The Board of Directors provided direction to senior management and the advisors regarding the proposed resolution of the open issues. As part of that meeting, the independent directors then met in camera to further discuss matters with the financial and legal advisors.

On May 2, 2022, the Board of Directors met with senior management, RBC Capital Markets, Blair Franklin and Davies to receive an update on the status of negotiations, including the open issues on the Arrangement Agreement and management's and the advisors' recommendation regarding the proposed resolution of those issues, following which the Board of Directors provided its feedback and direction. In addition, each of RBC Capital Markets and Blair Franklin provided its preliminary financial analysis regarding the proposed transaction. As part of that meeting, the independent directors then met in camera to discuss the open issues in the agreements and the financial advisors' preliminary financial analyses with the financial and legal advisors.

On May 3, 2022, the Board of Directors met with senior management, RBC Capital Markets, Blair Franklin and Davies to discuss progress that had been made since their last meeting and the Purchaser's proposed financing plan, following which the Board of Directors provided its feedback and direction. As part of that meeting, the independent directors then met in camera to further discuss matters with the financial and legal advisors.

On May 4, 2022, the Board of Directors met with senior management, RBC Capital Markets, Blair Franklin and Davies to discuss the status of negotiations and the unresolved material issues on the draft Arrangement Agreement and related agreements, following which the Board of Directors provided its feedback and direction. As part of that meeting, the independent directors then met in camera to further discuss matters with the financial and legal advisors.

On May 5, 2022, the Board of Directors met with senior management, RBC Capital Markets, Blair Franklin and Davies to receive an update on the status of the unresolved material issues on the draft Arrangement Agreement and related agreements, following which the Board of Directors provided its feedback and direction. As part of that meeting, the independent directors then met in camera to further discuss matters with the financial and legal advisors.

In the evening, after the close of markets on Friday, May 6, 2022, the Board of Directors met with senior management, RBC Capital Markets, Blair Franklin and Davies to receive an update as to the proposed resolution of the open issues and review the draft Arrangement Agreement and the other definitive transaction agreements. Davies provided an overview of the proposed final material terms of the Arrangement Agreement, Plan of Arrangement, Debt Commitment Letter, Equity Commitment Letter, Guarantee, Support and Voting Agreements and other definitive agreements relating to the transaction.

RBC Capital Markets presented its analysis and orally delivered its fairness opinion to the Board of Directors, which was subsequently delivered in writing, and reported its conclusion to the effect that, based upon and subject to the assumptions, limitations and qualifications contained in the RBC Capital Markets Fairness Opinion, as at May 6, 2022, the consideration of US$25.00 to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

Blair Franklin also presented its analysis and orally delivered its fairness opinion to the Board of Directors, which was subsequently delivered in writing, and reported its conclusion to the effect that, based upon and subject to the assumptions, limitations and qualifications contained in the Blair Franklin Fairness Opinion, as at May 6, 2022, the consideration of US$25.00 to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

Following the presentations by RBC Capital Markets and Blair Franklin, the independent directors met in camera to further discuss matters with the financial and legal advisors.

Following the in camera session, and after further discussion with senior management, the Board of Directors unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders, and approved the Arrangement.

Later that evening following the approval by the Board of Directors, the parties executed and delivered the Arrangement Agreement, the Support and Voting Agreements and the other definitive transaction agreements. Prior to the open of trading on May 9, 2022, the first trading day following approval of the Arrangement Agreement by the Board of Directors, the parties announced the Arrangement and the Company promptly thereafter conducted its initial outreach to key partners.

Recommendation of the Board of Directors

The Board of Directors, having undertaken a careful review of, and having carefully considered the terms of the Arrangement, and after consulting with its financial and legal advisors, including having received and taken into account the fairness opinions received from RBC Capital Markets and Blair Franklin, and such other matters as it considered necessary and relevant, including without limitation, the information and factors included below under "Reasons for the Arrangement", has unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders.

The Board of Directors unanimously recommends that the Shareholders vote FOR the Arrangement Resolution (the "Board Recommendation").

Reasons for the Arrangement

As described above, in making its recommendation, the Board of Directors carefully considered a number of factors, including those listed below. The Board of Directors based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of members of the Board of Directors of the business, financial condition and prospects of the Company and after taking into account the advice of the Company's financial and legal advisors and the advice and input of management of the Company.

The following summary of the information and factors considered by the Board of Directors is not intended to be exhaustive, but includes a summary of the material information and factors considered in approving the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Arrangement, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. Individual members of the Board of Directors may have assigned different weights to different factors.

• Attractive Premium. The Consideration payable under the Arrangement represents a premium of:

o approximately 45% to the closing price per Share on the TSX on May 6, 2022 (being the last trading day immediately prior to the announcement of the Arrangement); and

o approximately 52% to the 20-day volume-weighted average price per Share on the TSX for the period ended on May 6, 2022.3

• Certainty of Value and Liquidity. The Consideration is all cash, which provides Shareholders with certainty of value and immediate liquidity.

• Value Supported by Two Fairness Opinions. The Board of Directors received a fairness opinion from each of RBC Capital Markets and Blair Franklin to the effect that, based upon and subject to the assumptions, limitations and qualifications contained in such opinion, as of the date of such opinion, the consideration of US$25.00 to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

• Director & Officer Support. Directors and officers of the Company, who collectively hold approximately 6.7% of the issued and outstanding Shares, have entered into Support and Voting Agreements pursuant to which, and subject to the terms thereof, each has agreed to vote in favour of the Arrangement.

• Limited Conditions to Closing. The Purchaser's obligation to complete the transaction is subject to a limited number of conditions that the Board of Directors believes are reasonable in the circumstances. The completion of the Arrangement is not subject to any financing condition.

• Attractive Transaction Relative to Alternatives. After consultation with its financial and legal advisors, and after taking into account other strategic opportunities reasonably available to the Company, including the continued execution ofits stand-alone plan, and the experience of the Company from its previous strategic process, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Board of Directors believes that the Arrangement represents the Company's best alternative for maximizing Shareholder value.

• Strong Track Record of the Sponsors. Plusgrade is a credible purchaser with significant financial backing from reputable institutional investors, Novacap and CDPQ. The Sponsors have demonstrated commitment, creditworthiness and a consistent track record of completing transactions which the Board of Directors believes is indicative of the ability of the Sponsors and the Purchaser to complete the transactions contemplated by the Arrangement, including their expected ability to arrange the Financing, which are subject to binding Financing Commitments.

________________________________

3 US$25.00 converted to C$32.21 assuming a 1.2882 exchange rate asper the Bankof Canada May 6, 2022 indicative rate.

• Reverse Termination Payment for Failure to Fund or Wilful Breach. The Purchaser has agreed to pay the Company a Reverse Termination Fee of C$27,000,000 if the Arrangement is not completed due to the failure by the Purchaser to deposit the Consideration for the Arrangement and a Reverse Termination Fee of C$45,000,000 if the Purchaser wilfully breaches its obligations under the Arrangement Agreement, as more particularly described under "The Arrangement Agreement - Reverse Termination Fee".

In the course of their deliberations, the Board of Directors also identified and considered a variety of risks relating to the Arrangement, including those matters described under the heading "Risk Factors". The Board of Directors believes that, overall, the anticipated benefits of the Arrangement outweigh these risks.

In making its determination and recommendations, the Board of Directors also observed that a number of procedural safeguards were in place and are present to permit the Board of Directors to protect the interests of the Company, the Shareholders and the Company's other stakeholders. These procedural safeguards include, among others:

• Arm's Length Negotiations and Oversight. The Arrangement Agreement is the result of arm's length negotiations involving the Company under the supervision of the Board of Directors, on the one hand, and the Purchaser, on the other hand. Extensive financial, legal and other advice was provided to the Board of Directors. Such advice included detailed financial advice from highly qualified financial advisors, including with respect to remaining an independent publicly traded company and continuing to pursue the Company's business plan on a stand-alone basis.

• Shareholder and Court Approvals. The Arrangement is subject to the following Shareholder and Court approvals, which provide additional protection to Shareholders: (i) the Arrangement Resolution be approved by (a) not less than two-thirds of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting; and (b) a simple majority of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting, excluding for this purpose the votes of certain related parties of the Company (as defined under MI 61-101) and as more particularly described in "The Arrangement - Regulatory Matters - Business Combination Under MI 61-101"; and (ii) the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

• Ability to Respond to Superior Proposal. Under the Arrangement Agreement, the Board of Directors, subject to the satisfaction of certain conditions, including certain notice requirements and a "matching" right in favour of the Purchaser and a payment of the Termination Fee, prior to Shareholder approval being obtained in respect of the Arrangement, is able to consider, accept and enter into an agreement with respect to a Superior Proposal and withdraw, modify or amend its recommendation that Shareholders vote to approve the Arrangement Resolution in connection with such Superior Proposal.

• Reasonable Termination Payment. In the view of the Board of Directors, the C$18,000,000 Termination Fee, which is payable by the Company in certain circumstances described under "The Arrangement Agreement - Termination Fee" is reasonable. In the view of the Board of Directors, based in part on advice from its financial advisors, the Termination Fee would not be expected to preclude a third party from making a Superior Proposal.

• Stak eholders. In the view of the Board of Directors, the terms of the Arrangement Agreement treat stakeholders of the Company equitably and fairly, including the treatment of holders of Performance Options, PSUs and RSUs under the Arrangement.

• Dissent Rights. Registered Shareholders have the right to dissent with respect to the Arrangement Resolution and demand payment of the fair value of their Shares.

In reaching their determination, the Board of Directors also considered and evaluated, among other things:

• current industry, economic and market conditions and trends, including the continuing impact of the COVID-19 pandemic; and

• other stakeholders, including partners, employees, customers and the communities in which the Company operates, and noted in this regard the longer-term perspective of Plusgrade and the Sponsors whose financial and strategic resources are well-suited to the underlying nature of the Company's business.

The Board of Directors' reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See "Forward-Looking Statements" and "Risk Factors".

Fairness Opinions

RBC Capital Markets Fairness Opinion

The Company entered into an engagement letter with RBC Capital Markets to serve as financial advisor to the Company dated October 21, 2021, pursuant to which, among other things, RBC Capital Markets agreed, if requested, to prepare and deliver an opinion, addressed to the Board of Directors, as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders (the "RBC Capital Markets Fairness Opinion").

At the meeting of the Board of Directors held on May 6, 2022, RBC Capital Markets presented its analysis and orally delivered its fairness opinion to the Board of Directors, which was subsequently delivered in writing, and reported its conclusion to the effect that, based upon and subject to the assumptions, limitations and qualifications contained in the RBC Capital Markets Fairness Opinion, as at May 6, 2022, the consideration of US$25.00 to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

The full text of the RBC Capital Markets Fairness Opinion, which sets forth, among other things, the credentials of RBC Capital Markets, the assumptions made, information reviewed and matters considered, and the limitations and qualifications on the review undertaken by RBC Capital Markets in connection with its opinion, is attached to this Circular as Appendix D. The RBC Capital Markets Fairness Opinion does not constitute a recommendation to the Board ofDirectors as to whether the Company should proceed with the Arrangement or as to how any Shareholder should vote or act on any matter relating to the Arrangement. In addition, the RBC Capital Markets Fairness Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company. The RBC Capital Markets Fairness Opinion is among a number of factors taken into consideration by the Board of Directors in considering the Arrangement. This summary of the RBC Capital Markets Fairness Opinion is qualified in its entirety by reference to the full text of the RBC Capital Markets Fairness Opinion, and Shareholders are urged to read the RBC Capital Markets Fairness Opinion in its entirety.

The RBC Capital Markets Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the RBC Capital Markets Fairness Opinion and the respective conditions and prospects, financial and otherwise, of the Company as  reflected in the information and documents reviewed by RBC Capital Markets, and as represented to RBC Capital Markets, in their discussions with the management of the Company. Subsequent developments may affect the RBC Capital Markets Fairness Opinion. RBC Capital Markets has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the RBC Capital Markets Fairness Opinion which may come or be brought to the attention of RBC Capital Markets after the date of the RBC Capital Markets Fairness Opinion.

None of RBC Capital Markets or any of its affiliates is an associated or affiliated entity or issuer insider (as those terms are defined in the Securities Act (Ontario)) of the Company, the Purchaser, Plusgrade, the Sponsors or any of their respective associates or affiliates.

Pursuant to the terms of the engagement agreement with RBC Capital Markets, the Company is obligated to pay RBC Capital Markets certain fees for its services, a portion of which was payable upon delivery of the RBC Capital Markets Fairness Opinion to the Board of Directors (which portion was not contingent on completion of the Arrangement) and a significant portion ofwhich is contingent on completion of the Arrangement. The Company has also agreed to reimburse RBC Capital Markets for its reasonable expenses and to indemnify RBC Capital Markets and certain related parties for certain liabilities and other items arising out of or related to the engagement of RBC Capital Markets.

RBC Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, the Purchaser, Plusgrade, Novacap, CDPQ, or any of their respective associates or affiliates, within the past two years, other than the services provided under the engagement letter with the Company and as described herein. With respect to the Company, in the past two years, RBC Capital Markets acted as co-manager on a C$31.6 million offering of the Company's Shares. With respect to CDPQ and its associates or affiliates, in the past two years, RBC Capital Markets has been engaged as: (i) financial advisor on five transactions of undisclosed value; (ii) joint bookrunner for a C$100 million initial public offering of common shares; and (iii) joint bookrunner for three offerings of debt securities for total aggregate gross proceeds of approximately US$5.5 billion. With respect to Nuvei, an associate of both Novacap and CDPQ, in the past two years, RBC Capital Markets has been engaged as: (i) financial advisor on the US$338 million acquisition of Smart2Pay in October 2020; and (ii) joint bookrunner for a US$805 million initial public offering of common shares in September 2020, active joint bookrunner for a US$552 million offering of common shares in March 2021, co-manager for a US$500 million offering of common shares in June 2021, and joint bookrunner for a US$425 million cross border offering of common shares in October 2021. There are no understandings, agreements or commitments between RBC Capital Markets and the Company, the Purchaser, Plusgrade, Novacap, CDPQ, or any of their respective associates or affiliates with respect to any future business dealings. RBC Capital Markets may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Plusgrade, Novacap, CDPQ, or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC Capital Markets, provides banking services to the Company, Novacap, CDPQ and certain of their respective associates or affiliates in the normal course of business. Subsequentto the delivery of the RBC Capital Markets Fairness Opinion and after announcement of the Arrangement, RBC Capital Markets requested consent, under the terms of their engagement letter with the Company, which consent was granted by the Board of Directors, to allow affiliates of RBC Capital Markets to provide debt financing to the Purchaser as part of the lending syndicate, subject to the implementation of customary information barriers and other procedures.

RBC Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, or any of the associates or affiliates of Novacap or CDPQ and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Arrangement.

Blair Franklin Fairness Opinion

The Company entered into an engagement agreement with Blair Franklin to serve as independent financial advisor to the Board of Directors dated April 19, 2022, pursuant to which, among other things, Blair Franklin agreed to prepare and deliver a "long form" opinion, addressed to the Board of Directors, as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement (the "Blair Franklin Fairness Opinion").

At the meeting of the Board of Directors held on May 6, 2022, Blair Franklin presented its analysis and orally delivered its fairness opinion to the Board of Directors, which was subsequently delivered in writing, and reported its conclusion to the effect that, based upon and subject to the assumptions, limitations and qualifications contained in the Blair Franklin Fairness Opinion, as at May 6, 2022, the consideration of US$25.00 to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

The full text of the Blair Franklin Fairness Opinion, which sets forth, among other things, the credentials and independence of Blair Franklin, the assumptions made, information reviewed and matters considered, and the limitations and qualifications on the review undertaken by Blair Franklin in connection with its opinion, is attached to this Circular as Appendix E. Blair Franklin has not been asked to prepare, and has not prepared, a formal valuation or appraisal of the Company or any of its respective securities or assets and the Blair Franklin Fairness Opinion should not be construed as such. The Blair Franklin Fairness Opinion does not constitute a recommendation to the Board of Directors as to whether the Company should proceed with the Arrangement or as to how any Shareholder should vote or act on any matter relating to the Arrangement. The Blair Franklin Fairness Opinion is not, and should not be construed as, advice as to the price at which the Shares may trade at any time. In addition, the Blair Franklin Fairness Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company. Blair Franklin was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Blair Franklin Fairness Opinion does not address any such matters. The Blair Franklin Fairness Opinion is among a number of factors taken into consideration by the Board of Directors in considering the Arrangement. This summary of the Blair Franklin Fairness Opinion is qualified in its entirety by reference to the full text of the Blair Franklin Fairness Opinion, and Shareholders are urged to read the Blair Franklin Fairness Opinion in its entirety.

The Blair Franklin Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Blair Franklin Fairness Opinion and the respective conditions and prospects, financial and otherwise, of the Company as reflected in the information and documents reviewed by Blair Franklin, and as represented to Blair Franklin, in their discussions with the managementand the directors of the Company. Subsequentdevelopments may affect the Blair Franklin Fairness Opinion. Blair Franklin has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Blair Franklin Fairness Opinion which may come or be brought to the attention of Blair Franklin after the date of the Blair Franklin Fairness Opinion.

None of Blair Franklin or any of its affiliates or associates is an associated or affiliated entity or issuer insider (as those terms are defined in MI 61-101) of the Company, the Purchaser, Plusgrade, the Sponsors or any of their respective associates or affiliates. In the two years prior to the date of the Blair Franklin Fairness Opinion, Blair Franklin has not provided any financial advisory services or participated in any financing involving the Company, the Purchaser, Plusgrade, the Sponsors, or any of their respective associates or affiliates, other than services provided under the Blair Franklin Engagement Agreement. There are no other understandings, agreements, or commitments between Blair Franklin and any of the Company, the Purchaser, Plusgrade, the Sponsors, or any of their respective associates or affiliates, with respect to any current or future business dealings which is or would be material to Blair Franklin.

Blair Franklin is an independent investment bank providing a full range of financial advisory services related to mergers and acquisitions, divestitures, minority investments, fairness opinions, valuations and financial restructurings. Blair Franklin has been a financial advisor in a significant number of transactions throughout Canada and North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions in transactions similar to the Arrangement.

The Blair Franklin Fairness Opinion is the opinion of Blair Franklin as a firm and the form and content has been approved for release by a committee of its principals, each of whom is experienced in mergers and acquisitions, divestitures, restructurings, minority investments, capital markets, fairness opinions and valuation matters.

Pursuant to the terms of the engagement agreement with Blair Franklin, the Company has agreed to pay Blair Franklin a fixed fee with respect to rendering and delivering the Blair Franklin Fairness Opinion that is not contingent on the completion of the Arrangement or any other transaction involving the Company, or on the conclusions reached in the Blair Franklin Fairness Opinion. The Company has also agreed to reimburse Blair Franklin for its reasonable expenses and to indemnify Blair Franklin and certain related parties for certain liabilities and other items arising out of or related to the engagement of Blair Franklin.

Arrangement Steps

The following description of the Plan of Arrangement steps is qualified in its entirety by reference to the full text of the Plan of Arrangement, attached as Appendix C to this Circular.

Pursuant to the terms of the Plan of Arrangement, at the Effective Time, each of the following steps shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time (unless otherwise indicated):

(1) each Vested Performance Option shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and surrendered by such holder to the Company in exchange for, in respect of each Vested Performance Option for which the Consideration exceeds the exercise price, an amount in cash from the Company equal to the Consideration less the applicable exercise price (or, in respect of a Vested Performance Option that has an exercise price denominated in Canadian dollars, the US Equivalent thereof) in respect of such Vested Performance Option, less any applicable withholdings, and such Vested Performance Option shall immediately be cancelled. For greater certainty, where the exercise price (or, in respect of a Vested Performance Option that has an exercise price denominated in Canadian dollars, the US Equivalent thereof) of any Vested Performance Option is greater than or equal to the Consideration, neither the Company nor the Purchaser shall be obligated to pay the holder of such Vested Performance Option the Consideration or any other amount in respect of such Vested Performance Option, and the Vested Performance Option shall be immediately cancelled;

(2) each Unvested Performance Option shall, without any further action by or on behalf of the holder thereof, immediately be cancelled;

(3) each unvested RSU and PSU shall, notwithstanding the terms of any Incentive Plan or any award or similar agreement pursuant to which any Incentive Securities were granted or awarded, as applicable, be deemed to have been vested;

(4) an aggregate number of RSUs and PSUs equal to the number of Shares held in the Share Purchase Trust (the "Settled Share Units"), if any, shall be settled in exchange for one Share (all such Shares delivered in settlement, the "Trust Shares") for each such Settled Share Unit and, without any further action by or on behalf of the holders of each such Settled Share Unit, the Company, the trustee under the Share Purchase Trust or the Share Purchase Trust, each such Trust Share shall thereupon be held by the Share Purchase Trust for and on behalf of the holders of each such Settled Share Unit (subject to any withholding) and each such Settled Share Unit shall be immediately cancelled; provided that the aggregate number of RSUs and PSUs to be so settled shall be allocated between RSUs and PSUs, and among holders, pro rata based on the number of RSUs and/or PSUs held by each holder relative to the aggregate number of RSUs and PSUs outstanding immediately prior to such settlement;

(5) each Trust Share shall be transferred without any further action by or on behalf of the trustee under the Share Purchase Trust, the Share Purchase Trust or any holder of Settled Share Units, to the Purchaser in exchange for the Consideration, and in connection therewith: (A) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of Trust Shares, shall thereupon be held by the Depositary as agent for and on behalf of holders of Settled Share Units (which amount, following the completion of the Plan of Arrangement, shall be transferred to the Company to be held on behalf of the applicable holders and paid to such holders in accordance with Section 4.1(3) of the Plan of Arrangement (subject to any withholding)), (B) the holder of each such Trust Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the amount determined in accordance with this step (5), and (C) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Trust Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;

(6) each RSU and PSU that remains outstanding (for greater certainty, not including the Settled Share Units settled in accordance with step (4) above) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3) of the Plan of Arrangement less any applicable withholdings, and each such RSU and PSU shall immediately be cancelled; for greater certainty following this step: (i) each former holder of Incentive Securities shall have ceased to be a holder of such Incentive Securities, (ii) the Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities shall be terminated and shall be of no further force and effect, and (iii) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled pursuant to Section 2.3 of the Plan of Arrangement, at the time and in the manner specified in the Plan of Arrangement;

(7) each outstanding Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further action by or on behalf of the holder thereof to the Purchaser, and:

(a) such Dissenting Shareholder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to be paid the fair value of its Shares by the Purchaser in accordance with Section 3.1 of the Plan of Arrangement;

(b) such Dissenting Shareholder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(8) concurrently with step (7) above, each outstanding Share (for greater certainty, other than the Trust Shares or Shares held by Dissenting Shareholders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings, and:

(a) the holder of each such Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration in accordance with the Plan of Arrangement;

(b) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of such outstanding Shares, shall thereupon be held by the Depositary as agent for and on behalf of the former holders of such Shares, to be paid to such holders following the completion of the Plan of Arrangement in accordance with Section 4.1 of the Plan of Arrangement;

(c) such holder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(d) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

Upon issuance of the Final Order and the satisfaction or waiver of the conditions precedent to the proposed Arrangement set forth in the Arrangement Agreement, the Company will file the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement with the Director pursuant to Section 192 of the CBCA.

Upon issuance of the Certificate of Arrangement by the Director, the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality.

Effective Date

The Arrangement will become effective on the date shown on the Certificate of Arrangement to be endorsed by the Director on the Articles of Arrangement giving effect to the Arrangement in accordance with the CBCA. Subject to the satisfaction or waiver of all conditions to Closing, the Arrangement is expected to close in late June 2022.

Sources of Funds for the Arrangement

In connection with the Arrangement Agreement, the Purchaser delivered to the Company the following:

• a debt commitment letter (the "Debt Commitment Letter") pursuant to which the lender parties thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for, among other things, the purpose of financing the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement (the "Debt Financing"); and

• an equity commitment letter (the "Equity Commitment Letter" and collectively with the Debt Commitment Letter, the "Financing Commitments") pursuant to which each of the Equity Financing Sources (which are the Sponsors or affiliated funds of the Sponsors) has severally (not on a joint, solidary or joint and several basis, except that each Equity Financing Source that is an affiliate of Novacap is jointly and severally liable with each other) committed, subject to the terms and conditions set forth therein, to invest directly or indirectly in the Purchaser their respective cash amounts set forth therein for the purpose of financing the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement (the "Equity Financing" and collectively with the Debt Financing, the "Financing"). Pursuant to the terms of the Equity Commitment Letter, each Equity Financing Source may assign some or all of its financial obligations under the Equity Commitment Letter to one or more of its affiliates, funds sponsored or managed by its affiliates, or to any co-investment funds or vehicles, provided that no assignment by any Equity Financing Source of any of its obligations will relieve such Equity Financing Source of its obligations under the Equity Commitment Letter.

The Purchaser has agreed that it shall use its reasonable best efforts to take all necessary, proper or advisable actions to arrange and obtain the Financing on the terms and conditions (in all material respects) described in the Financing Commitments. The Financing Commitments represent all of the funds required for the Purchaser to consummate the Arrangement. The Arrangement Agreement provides that the Purchaser obtaining financing is not a condition to any of its obligations thereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser. If the Purchaser fails to fund the Consideration, all other conditions to closing of the Arrangement in favour of the Purchaser are and continue to be satisfied or waived, and the Company is otherwise prepared to close the Arrangement, the Company may terminate the Arrangement Agreement and the Purchaser must pay the Reverse Termination Fee of C$27,000,000. See "The Arrangement Agreement - Reverse Termination Fee".

Limited Guarantee

The Guarantors have entered into a limited guarantee dated May 6, 2022, pursuant to which each of the Guarantors has severally (not on a joint, solidary or joint and several basis, except that each Guarantor that is an affiliate of Novacap is jointly and severally liable with each other) guaranteed to the Company to pay a proportional amount (based on the amount of such Guarantor's proportionate commitment under the Equity Financing) of any Reverse Termination Fee or certain indemnification and reimbursement obligations of the Purchaser under the Arrangement Agreement, subject to an aggregate cap of C$45,000,000 (the "Guarantee").

Interest of Certain Persons in the Arrangement

In considering the determinations and recommendations of the Board of Directors with respect to the Arrangement, Shareholders should be aware that certain directors and executive officers of the Company may have certain interests in connection with the Arrangement or may receive certain collateral benefits (as such term is defined in MI 61-101) that differ from, or are in addition to, the interests of Shareholders generally in connection with the Arrangement and that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board of Directors are aware of these interests and considered them along with other matters described herein.

Other than the interests and benefits described below and under the heading "The Arrangement - Regulatory Matters - Business Combination Under MI 61-101", none of the directors or executive officers of the Company or, to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement.

Change of Control Benefits

Other than the accelerated vesting of Incentive Securities described in "Treatment of Incentive Securities" and "The Arrangement - Regulatory Matters - Business Combination Under MI 61-101" and as described immediately below, there are no change of control benefits payable upon the closing of the Arrangement under any employment, consulting or any other agreements between the Company and any of its directors or executive officers.

Each of Mr. MacLean's and Mr. Barnard's employment agreement contains provisions which are triggered on a change of control of the Company. In that regard, following a change of control, Mr. MacLean is entitled to elect to terminate his employment within 30 days of the change of control and receive a lump- sum payment equal to 180% of his then current base salary and to continued medical and dental benefits for 12 months. Following a change of control, Mr. Barnard is entitled to elect to terminate his employment within 30 days of the change of control and receive a lump-sum payment equal to the greater of (i) 100% of his then current base salary or (ii) his entitlement to pay in lieu of notice pursuant to applicable law, including common law principles. Messrs. MacLean and Barnard have agreed to waive their entitlements to such benefits in connection with the Arrangement, and, as a result, no such change of control payments will be paid. The treatment of Messrs. MacLean's and Barnard's Incentive Securities as a result of the Arrangement are detailed below under "Treatment of Incentive Securities" and "The Arrangement - Regulatory Matters - Business Combination Under MI 61-101".

Intentions of Directors and Officers

As of the Record Date, the Supporting Shareholders beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate 996,566 Shares, which represented approximately 6.7% of the issued and outstanding Shares on an undiluted basis.

Pursuant to the Support and Voting Agreements, the Supporting Shareholders have agreed, among other things, to vote their Shares FOR the Arrangement Resolution. See "The Arrangement Agreement - Support and Voting Agreements".

Treatment of Incentive Securities

As of the Record Date, a total of 997,200 Performance Options, 39,244 PSUs and 495,290 RSUs were outstanding.

Treatment of Performance Options

Pursuant to the terms of the Stock Option Plan and the applicable grant agreements for the Performance Options, 75% of the Performance Options vest immediately prior to a change of control of the Company with the remaining 25% to vest at the discretion of the Board of Directors. On May 3, 2022, the Human Resources and Corporate Governance Committee, in consultation with its financial and legal advisors, determined to recommend to the Board of Directors that all but 2% of the outstanding Performance Options should, subject to completion of the Arrangement, vest immediately prior to the Effective Time. In making its recommendation, the HRCGC considered a variety of factors, including: (i) based on the advice of its financial advisor, the US$25.00 per Share Consideration offered by the Purchaser is an indication the Purchaser is offering value that takes into account the majority of the Company's long-term business plan and implies that the performance measures would substantially be met throughout the life of the Performance Options; and (ii) in the absence of the Arrangement, the holders of Performance Options would have had the opportunity to execute on the Company's business plan and potentially achieve 100% vesting within the remaining three years in the performance period for such Performance Options. On May 6, 2022, the Board of Directors, upon receipt of the HRCGC's recommendation and in consultation with its financial and legal advisors, exercised its discretion and determined that all but 2% of the outstanding Performance Options would, subject to completion of the Arrangement, vest immediately prior to the Effective Time (the "Vested Performance Options"), with the remaining unvested Performance Options (the "Unvested Performance Options") being cancelled for no consideration. Each holder of Performance Options has signed an acknowledgement confirming acceptance of the cancellation of the Unvested Performance Options.

Pursuant to the Plan of Arrangement, each Vested Performance Option outstanding immediately prior to the Effective Time, shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and surrendered by such holder to the Company in exchange for, in respect of each Vested Performance Option for which the Consideration exceeds the exercise price, an amount in cash from the Company equal to the Consideration, less the applicable exercise price (or, in respect of a Vested Performance Option that has an exercise price denominated in Canadian dollars, the US Equivalent thereof) in respect of such Vested Performance Option, less any applicable withholdings under the Plan of Arrangement, and such Vested Performance Option shall immediately be cancelled. The Stock Option Plan, each Company Option issued and outstanding immediately prior to the Effective Time and any agreements related thereto shall thereafter be immediately cancelled and terminated. For greater certainty, where the exercise price (or, in respect of a Vested Performance Option that has an exercise price denominated in Canadian dollars, the US Equivalent thereof) of any Vested Performance Option is greater than or equal to the Consideration, neither the Company nor the Purchaser shall be obligated to pay the holder of such Vested Performance Option the Consideration or any other amount in respect of such Vested Performance Option, and the Vested Performance Option shall be immediately cancelled. Each Unvested Performance Option shall, without any further action by or on behalf of the holder thereof, immediately be cancelled.

Treatment of RSUs and PSUs

Pursuant to the Plan of Arrangement, each unvested RSU and PSU shall, notwithstanding the terms of any Incentive Plan or any award or similar agreement pursuant to which any Incentive Securities were granted or awarded, as applicable, be deemed to have been vested. With respect to the RSUs and PSUs, the Board of Directors did not need to exercise any similar discretion given the treatment under the Plan of Arrangement is consistent with the terms of the Employee Share Unit Plan and the grant agreements evidencing the grants of each such RSU and PSU.

The Settled Share Units, if any, shall be settled in exchange for one Trust Share for each such Settled Share Unit and, without any further action by or on behalf of the holders of each such Settled Share Unit, the Company, the trustee under the Share Purchase Trust or the Share Purchase Trust, each such Trust Share shall thereupon be held by the Share Purchase Trust for and on behalf of the holders of each such Settled Share Unit (subject to any withholding) and each such Settled Share Unit shall be immediately cancelled; provided that the aggregate number of RSUs and PSUs to be so settled shall be allocated between RSUs and PSUs, and among holders, pro rata based on the number of RSUs and/or PSUs held by each holder relative to the aggregate number of RSUs and PSUs outstanding immediately prior to such settlement. Each Trust Share shall be transferred without any further action by or on behalf of the trustee under the Share Purchase Trust, the Share Purchase Trust or any holder of Settled Share Units, to the Purchaser in exchange for the Consideration, and in connection therewith: (A) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of Trust Shares, shall thereupon be held by the Depositary as agent for and on behalf of holders of Settled Share Units (which amount, following the completion of the Plan of Arrangement, shall be transferred to the Company to be held on behalf of the applicable holders and paid to such holders in accordance with Section 4.1(3) of the Plan of Arrangement (subject to any withholding)), (B) the holder of each such Trust Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the amount determined in accordance with the Plan of Arrangement, and (C) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Trust Shares so transferred and shall be deemed to be the legal and beneficial owner thereof. Each RSU and PSU that remains outstanding (for greater certainty, not including the Settled Share Units settled in the manner previously discussed) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3) of the Plan of Arrangement less any applicable withholdings, and each such RSU and PSU shall immediately be cancelled.

Other Provisions Regarding Incentive Securities

The Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities outstanding immediately prior to the Effective Time shall be terminated and shall be of no further force and effect.

On or as soon as practicable after the completion of the Plan of Arrangement, the Purchaser shall cause the Company, or the relevant Subsidiary of the Company, to deliver to each former holder of Vested Performance Options, Trust Shares, RSUs and PSUs the cash payment, if any, net of applicable withholdings, which such holder of Vested Performance Options, Trust Shares, RSUs and PSUs has the right to receive under the Plan of Arrangement. The Company is entitled to make such payments either (i) pursuant to the normal payroll practices and procedures of the Company; or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company are is not practicable for any such holder, by cheque (delivered to the address of such holder of Vested Performance Options, Trust Shares, RSUs and PSUs, as reflected on the register maintained by or on behalf of the Company in respect of the Vested Performance Options, Trust Shares, RSUs and PSUs). Notwithstanding that amounts under the Plan of Arrangement may be calculated in U.S. dollars or Canadian dollars, the Company is entitled, pursuant to the Plan of Arrangement, to make the payments in the applicable currency in respect of which the Company customarily makes payment to such holders of Vested Performance Options, Trust Shares, RSUs and PSUs by using the applicable Bank of Canada exchange rate in effect on the date that is one Business Day immediately preceding the Effective Date.

Continuing Insurance Coverage for Directors and Executive Officers of the Company

The Arrangement Agreement provides that, prior to the Effective Time, the Company shall, in consultation with the Purchaser, purchase customary "tail" policies of directors' and officers' liability insurance, from an insurance company of nationally recognized standing, providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time. The Arrangement Agreement also provides that the Purchaser will, or will cause the Company and its Subsidiaries, to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the cost of such policies shall not exceed 300% of the current annual premium for the Company's directors' and officers' insurance policies.

Required Shareholder Approval

In order for the Arrangement to be effected, Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution and any other related matters at the Meeting. The Arrangement Resolution must be approved by: (i) not less than two-thirds of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting, excluding for this purpose the votes of certain related parties of the Company (as defined under MI 61-101) and as more particularly described in "The Arrangement - Regulatory Matters - Business Combination Under MI 61-101".

The full text of the Arrangement Resolution and Plan of Arrangement are attached to this Circular as Appendices B and C, respectively.

Regulatory Matters

Required Regulatory Approvals

Competition Act Approval

The Competition Act requires that parties to any proposed transaction that exceeds specified financial and shareholding thresholds, as set out in sections 109 and 110 of the Competition Act (a "Notifiable Transaction"), provide to the Commissioner prior notice of, and information relating to, such a Notifiable Transaction ("Notifications"). The Arrangement constitutes a Notifiable Transaction under the Competition Act.

The parties to a Notifiable Transaction cannot complete the transaction until (i) the applicable statutory waiting period under section 123 of the Competition Act has expired or been terminated, or (ii) the Commissioner has cleared the transaction. Such clearance can be obtained for the Arrangement by either (a) an advance ruling certificate ("ARC") being issued under section 102 of the Competition Act; or (b) both (1) the waiting period expiring or being terminated under subsections 123(1) or 123(2) of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act being waived under subsection 113(c) thereof and (2) the purchaser receiving a letter indicating that the Commissioner does not, as of the date of the letter, intend to make an application under the Competition Act in respect of the transaction (a "No Action Letter" and, together with an ARC, the "Competition Act Approval").

The statutory waiting period is 30 calendar days after the day on which the parties to the Notifiable Transaction submit their Notifications, provided that, before the expiry of this period, the Commissioner has not notified the parties pursuant to subsection 114(2) of the Competition Act that the Commissioner requires additional information that is relevant to the Commissioner's assessment of the transaction (a "Supplementary Information Request"). If the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete the transaction until 30 calendar days after compliance with the Supplementary Information Request (unless an ARC or a No-Action Letter is issued before the expiry of such extended period), and cannot complete the transaction after that 30 day period if there is any Competition Tribunal order in effect prohibiting completion of the transaction at that time.

Whether or not a transaction is subject to Notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the transaction has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner has not issued an ARC in respect of the transaction. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the transaction prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the transaction not proceed or, if completed, order its dissolution or the disposition of assets or shares involved in the transaction; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action.

Pursuant to the Arrangement Agreement, the Purchaser and the Company were required to file with the Commissioner a request for an ARC (or, in the alternative, a No Action Letter together with a waiver pursuant to subsection 113(c) of the Competition Act) under the Competition Act as well as each party's respective Notification by May 20, 2022. The request and the Notifications were filed on May 19, 2022. The statutory waiting period under the Competition Act with respect to the Arrangement will expire at the end of the day on June 20, 2022, unless the Commissioner clears the Arrangement or the waiting period is extended by a Supplementary Information Request prior to that time.

HSR Act

Under the HSR Act, certain transactions may not be completed until each party has filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the "DOJ") and with the U.S. Federal Trade Commission (the "FTC") and the applicable waiting periods have expired or been terminated. The Arrangement is subject to the HSR Act.

A transaction notifiable under the HSR Act may not be completed until the expiration of a 30- calendar-day waiting period following the Parties' filing of their respective HSR Act Notification and Report Forms, unless the waiting period is earlier terminated, although recent DOJ and FTC practice is not to grant early termination of the waiting period. The waiting period may also be extended if either (i) the acquiring party voluntarily withdraws and re-files to allow a second 30-day waiting period (a "pull-and-refile"), and/or (ii) the reviewing agency issues an additional request for additional information and documentary material (known as a "second request"). If, during the initial waiting period, either the FTC or the DOJ issues a formal second request, the waiting period with respect to the Arrangement could be extended until 30 calendar days following the date of the filing parties' substantial compliance with the second request, unless the FTC or the DOJ terminates the additional waiting period before its expiration.

Expiration or termination of the HSR Act waiting period does not preclude the DOJ or the FTC from challenging the Arrangement on substantive antitrust grounds and seeking to preliminarily or permanently enjoin the Arrangement. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including without limitation, seeking to enjoin the completion of the Arrangement. Private parties may also seek to take legal action under the antitrust laws under some circumstances.

The Arrangement is subject to these notification and waiting period requirements under the HSR Act. Pursuant to the Arrangement Agreement, the Purchaser and the Company were required to file their respective HSR Act Notification and Report Forms by May 27, 2022, and such forms were filed on May 20, 2022. The required waiting period under the HSR Act with respect to the Arrangement will expire at the end of the day on June 20, 2022, unless the waiting period is extended by a pull-and-refile or the issuance of a second request by the FTC or DOJ prior to that time.

Court Approvals

The Arrangement requires Court approval under the CBCA. On May 20, 2022, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached to this Circular as Appendices F and G, respectively.

Subject to the terms of the Arrangement Agreement, the Company will apply to the Court to obtain the Final Order. The hearing in respect of the Final Order is scheduled to take place on June 27, 2022, at 9:30 a.m. (Toronto time), or as soon after such time as counsel may be heard, by videoconference at a location to be made available by the Court subsequent to the mailing of this Circular. The Company will provide a link to the hearing once available. Any Shareholder and any other interested party who wishes to participate, be represented, or present evidence or argument at the hearing of the Application for the Final Order may do so, subject to filing a Notice of Appearance as set out in the Notice of Application and satisfying certain other requirements as set out in the Interim Order, as soon as reasonably practicable, and, in any event, no later than 5:00 p.m. (Toronto time) on the last Business Day that is two Business Days before the Final Order hearing.

The Court has broad discretion under the CBCA when making orders with respect to arrangements. The Court, when hearing the Application for the Final Order, will consider, among other things, the fairness of the Arrangement to Shareholders. The Court may approve the Arrangement in any manner it may direct and determine appropriate.

Once the Final Order is granted and the other conditions contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, the Articles of Arrangement will be filed with the Director under the CBCA for issuance of the Certificate of Arrangement giving effect to the Arrangement.

Business Combination Under MI 61-101

Points is a reporting issuer in each of the provinces of Canada and is therefore subject to the requirements of MI 61-101.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding certain interested or related parties and their joint actors and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 apply to, among other transactions, "business combinations" (as defined in MI 61-101). MI 61-101 provides that, in certain circumstances, where a "related party" of an issuer (as defined in MI 61-101) is entitled to receive a "collateral benefit" (as defined in MI 61-101), in connection with an arrangement that terminates the interests of equity securityholders without their consent, such transaction may be considered a "business combination" for the purposes of MI 61-101 and as a result such related party will be an "interested party" (as defined in MI 61-101). A "related party" includes a director, senior officer and a shareholder holding over 10% of the issued and outstanding shares of the issuer.

A "collateral benefit" (as defined in MI 61-101) includes any benefit that a related party of Points is entitled to receive as a consequence of the Arrangement, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancements in benefits related to services as an employee, director or consultant of Points. MI61-101 excludes from the meaning ofcollateral benefit a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party received solely in connection with the related party's services as an employee or director of an issuer, of an affiliated entity of such issuer or of a successor to the business of such issuer where (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction;(b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) at the time the transaction is agreed to, the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer (the "1%Exemption"), or (ii) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities the related party beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities beneficially owned by the related party, and the independent committee's determination is disclosed in the disclosure document for the transaction (the "5% Exemption").

If the Arrangement is completed, certain directors and officers will be entitled to certain payments related to the change of control of Points, including accelerated vesting of their Incentive Securities, as more particularly described below and under "The Arrangement - Interest of Certain Persons in the Arrangement". In that regard, the Arrangement is a "business combination" for the purposes of MI 61-101 since the interest of a holder of Shares may be terminated without such holder's consent and two related parties of Points will each receive a collateral benefit in connection with the Arrangement.

All such senior officers and directors of Points receiving the aforementioned benefits satisfy the requirements for the 1% Exemption other than Robert MacLean, Chief Executive Officer of Points, who beneficially owns 3.22% of issued and outstanding Shares, Christopher Barnard, President of Points, who beneficially owns 2.57% of the issued and outstanding Shares, and John Thompson, a director of Points, who beneficially owns 1.39% of the issued and outstanding Shares, each calculated as of May 6, 2022 on a partially diluted basis in accordance with MI 61-101.

The independent members of the Board of Directors (excluding Messrs. MacLean, Barnard and Thompson) have determined that Mr. MacLean and Mr. Barnard will receive a "collateral benefit" since the payments which they will receive for their Incentive Securities, will exceed the threshold provided in the 5% Exemption. The independent members of the Board of Directors also determined that the benefits Mr. Thompson will receive for his Incentive Securities will not exceed the threshold provided in the 5% Exemption and, as a result, Mr. Thompson will not receive a "collateral benefit".

As a result, the votes attached to the 297,893 Shares held by Mr. MacLean and the votes attached to the 245,259 Shares held by Mr. Barnard will be excluded for the purposes of obtaining minority approval for the Arrangement Resolution under MI 61-101.

The below table provides the details of the benefits to be received by the senior officers and directors of the Company in connection with the Arrangement, in addition to amounts to be received for their Shares. In preparing this table, certain amounts were converted from Canadian dollars into U.S. dollars at the exchange rate of C$1.2841, being the average exchange rate for one Canadian dollar expressed in United States dollars as provided by the Bank of Canada on May 18, 2022, being the last trading day prior to the date of determination by the independent directors of the Board of Directors of whether senior officers and directors received a "collateral benefit".

						Total Value of
	Number of	Number of			Value of	Shares and Value of
	Shares	Performance	Number of	Number of	Incentive	Incentive
Name and Position	(% of I/O)	Options(1)	PSUs(2)	RSUs(2)	Securities(3)	Securities(4)
David Adams Chair	31,841	-	-	8,204	US$340,846.61	US$1,136,871.61
	(0.21%)			5,430
Leontine van Leeuwen-	10,311	-	-	5,606	US$238,566.29	US$496,341.29
Atkins	(0.07%)
Director				3,937
Michael Beckerman	25,093	-	-	5,333	US$227,216.40	US$854,541.40
Director	(0.17%)			3,756
Bruce Croxon	36,344	-	-	5,333	US$227,216.40	US$1,135,816.40
Director	(0.24%)			3,756
Jane Skoblo	9,345	-	-	5,333	US$227,216.40	US$460,841.40
Director	(0.06%)			3,756
John Thompson	201,984	-	-	5,948	US$252,772.40(5)	US$5,302,372.40(5)
Director	(1.35%)
				4,163
Rob MacLean	297,893	234,000	14,649	100,776	US$7,646,477.39	US$15,093,802.39
Chief Executive Officer	(1.99%)
			11,635	49,451
Christopher Barnard	245,259	234,000	8,094	60,059	US$5,740,206.64	US$11,871,681.64
President	(1.64%)		6,429	25,679
Erick Georgiou	20,572	92,400	4,960	32,673	US$2,762,480.91	US$3,276,780.91
Chief Financial Officer	(0.14%)
			4,181	17,609
Danielle Brown	853	50,000	1,270	8,706	US$963,226.88	US$984,551.88
Chief Marketing Officer	(0.01%)		1,600	7,599
Inez Murdoch	41,994	92,400	2,143	16,794	US$2,034,141.99	US$3,083,991.99
Chief People Officer	(0.28%)
			1,900	9,452
Chris Boyd	11,595	65,000	1,889	14,617	US$1,536,350.63	US$1,826,225.63
Head of Product	(0.08%)		1,815	10,355
Jay Malowney	61,860	92,400	4,090	27,985	US$2,629,570.82	US$4,176,070.82
Chief Commercial	(0.41%)
Officer			4,181	17,850
Don Dew	1,622	65,000	2,149	17,651	US$1,623,124.18	US$1,663,674.18
Chief Technology	(0.01%)
Officer			1,920	10,427

Notes

(1) Amounts in this column reflect the total number of Performance Options held by the individuals noted in the above table. As described above under "The Arrangement - Interest of Certain Persons in the Arrangement - Treatment of Incentive Securities", the Board of Directors has exercised its discretion to accelerate the vesting of 98% of the outstanding Performance Options in connection with the Arrangement, with the remaining 2% of Performance Options being cancelled for no consideration. Asa result, the value of only 98% of the total Performance Options held by each director and officer is included in the "Value of Incentive Securities" column.

(2) The number on the top half of each row represents the number of PSUs and RSU sheld as of the date of the Circular, some of which will be settled for Shares from the holdings of the Share Purchase Trust after the date of this Circular. The number on the bottom half of each row represents an estimate of the number of PSUs and RSUs to be issued after the date of the Circular and prior to the Effective Time as a result of awards previously made but not yet priced as of the date of this Circular (as applicable, "Estimated Additional PSUs" and "Estimated Additional RSUs"). In that regard, consistent with its annual incentive practices, the Company awarded PSUs and RSUs earlier in the year; however, as the Company was in blackout at the relevant time, a dollar value of PSUs and RSUs was awarded at the time of grant, with the actual number of PSUs and RSUs to be issued later in accordance with the Employee Share Unit Plan based on the trading price of the Shares following the lifting of the blackout. Accordingly, for the purposes of the disclosure in the above table, the Company has estimated the number of Estimated Additional PSUs and RSUs based on the 5-day volume-weighted average price per Share on the TSX for the period ended on May 18, 2022, being the last trading day prior to the date of determination by the independent directors of the Board of Directors of whether senior officers and directors received a "collateral benefit". It is expected that a number of Estimated Additional RSUs held by senior officers will be settled, in accordance with the terms of the Employee Share Unit Plan, for Shares from the holdings of the Share Purchase Trust after the date of this Circular and prior to the Effective Time.

(3) Pursuant to the Plan of Arrangement, and consistent with the terms of the Employee Share Unit Plan, all PSUs and RSUs held at the Effective Time will be deemed to have been vested, with PSUs and RSUs being settled with a payout factor of 100%. For the PSUs and RSUs, the value each such Incentive Security was calculated by multiplying the number of outstanding PSUs and RSUs (including Estimated Additional PSUs and RSUs) by the Consideration of US$25.00. As noted in note (2), some of the outstanding RSUs and PSUs will be settled from the holdings of the Share Purchase Trust after the date of this Circular, with such Shares being sold pursuant to the Arrangement for US$25.00 per Share. All Performance Options are "in-the-money" and are valued by calculating the difference between the exercise price of such Performance Option and the Consideration of US$25.00.

(4) This column includes the value of Shares, calculated using the Consideration of US$25.00, plus the value of Incentive Securities as indicated in this table.

(5) In accordance with the terms of the Employee Share Unit Plan as noted in note (2), 5,948 of Mr. Thompson's RSUs will be settled for Shares from the holdings of the Share Purchase Trust after the date of this Circular and prior to the Effective Time. Accordingly, Mr. Thompson is expected to receive US$5,198,300 in exchange for his Shares and US$104,072.40 for his RSUs granted in 2022 (including Estimated Additional RSUs). Accordingly, the amount received by Mr. Thompson for his RSUs pursuant to the Arrangement will not exceed 5% of the value received for his Shares.

As detailed above, none of the above directors and senior officers will receive any change of control or severance payments in connection with the Arrangement. See "The Arrangement - Interest of Certain Persons in the Arrangement".

As a result of the foregoing, the Arrangement requires minority approval under MI 61-101. Accordingly, in addition to the approval of the Arrangement Resolution by at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present virtually at the Meeting or represented by proxy, to be effective, the Arrangement Resolution must also be approved by at least a majority of the votes cast by Shareholders present virtually or represented by proxy at the Meeting, excluding the votes of the persons whose votes may not be included in determining minority approval of a business combination under MI 61-101. The 543,152 votes attached to the Shares beneficially owned by Mr. MacLean and Mr. Barnard (which are not on a fully-diluted basis), representing approximately 3.63% of the issued and outstanding Shares as of the Record Date, will be excluded for the purposes of determining minority approval for the Arrangement under MI 61-101.

Pursuant to section 4.3(1) of MI 61-101, the Company is not required to obtain a formal valuation under MI 61-101 in connection with the Arrangement.

Prior Valuation

There have been no "prior valuations" (as defined in MI 61-101) in respect of Points in the 24 months before the date of this Circular the existence of which are known, after reasonable inquiry to Points or to any director or senior officer of Points.

Prior Offers

Points has not received any bona fide prior offers (as contemplated in MI 61-101) during the 24 months preceding the entry into the Arrangement Agreement.

Stock Exchange De-Listing and Reporting Issuer and Registrant Status

The Shares of the Company are currently listed for trading on the TSX and NASDAQ under the symbol "PTS.TO" and "PCOM", respectively. The Company expects that the Shares will be de-listed from the TSX and NASDAQ shortly following the Effective Date.

Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each Province of Canada, or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents in Canada. In addition, following the Effective Date, it is expected that the Purchaser will cause the Company to deregister the Shares under the Exchange Act and that the Company shall cease to file reports with the SEC.

Effects on the Company if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for any of their Shares in connection with the Arrangement, the Company will remain a reporting issuer in Canada and a foreign private issuer in the United States, and the Shares will continue to be listed on the TSX and NASDAQ. See "Risk Factors - Risk Factors Relating to the Arrangement".

RISK FACTORS

Shareholders should carefully consider the following risks related to the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular and Shareholders should also carefully consider the risk factors contained in the documents incorporated by reference in this Circular. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or not considered material to the Company, may also adversely affect the Arrangement or the Company prior to the completion of the Arrangement.

Risk Factors Relating to the Arrangement

There can be no certainty that all conditions to the Arrangement will be satisfied or waived prior to the Outside Date, if at all. Failure to complete the Arrangement could negatively impact the price of the Shares or otherwise adversely affect the business of the Company.

The completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of the Company, including Shareholder approval in the manner described herein, receipt of the Competition Act Approval and HSR Clearance, receipt of the Final Order and no Governmental Entity issuing any Laws having the effect of making the Arrangement illegal or otherwise prohibiting the consummation of the Arrangement. The Arrangement Agreement also contains a number of additional conditions for the benefit of the Purchaser including compliance with covenants by the Company, the truth and correctness of certain representations and warranties made by the Company as of the Effective Time, and the absence of a Material Adverse Effect between the date of the Arrangement Agreement and the Effective Time. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or waived or, if satisfied or waived, when they will be satisfied or waived.

If the Arrangement is not completed, the market price of the Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Board of Directors decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or greater price than the Consideration to be paid pursuant to the Arrangement.

Certain costs related to the Arrangement, such as legal, and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed. In addition, since the completion of the Arrangement is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company. This may adversely affect the Company's ability to attract or to retain key management and personnel in the period until the Arrangement is completed or terminated.

The conditions set forth in the Financing Commitments may not be satisfied or waived or events may occur preventing the Financing from being consummated.

Although the Arrangement Agreement does not contain a financing condition, there is a risk that the conditions set forth in the Financing Commitments may not be satisfied or that other events may arise which could prevent the Purchaser from consummating the Financing. In the event the Arrangement cannot be completed due to the failure of the Purchaser to fund the Consideration, provided that all other conditions to closing of the Arrangement in favour of the Purchaser are and continue to be satisfied or waived and that the Company is otherwise prepared to close the Arrangement, the Company may terminate the Arrangement Agreement and the Purchaser will be obligated to pay the C$27,000,000 Reverse Termination Fee and the Shareholders will not receive the Consideration. Further, in the event that the Arrangement cannot be completed due to a Wilful Breach on the part of the Purchaser, provided that the Company is not itself then in breach of the Arrangement Agreement so as to directly or indirectly cause any of the conditions to closing of the Arrangement in favour of the Purchaser not to be satisfied, the Company may terminate the Arrangement Agreement and the Purchaser will be obligated to pay the C$45,000,000 Reverse Termination Fee and the Shareholders will not receive the Consideration.

The Arrangement Agreement may be terminated by the parties in certain circumstances, including in the event of a Material Adverse Effect.

Each of the Purchaser and the Company has the right, in certain circumstances, to terminate the Arrangement Agreement, in which case the Arrangement would not be completed. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by either of the Company or the Purchaser prior to the completion of the Arrangement. For example, the Purchaser has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that have a Material Adverse Effect on the Company. Although a Material Adverse Effect excludes certain events that are beyond the control of the Company (such as, but not limited to, changes in general economic, political, financial, securities, or currency exchange markets), there is no assurance that a change having a Material Adverse Effect on the Company will not occur before the Effective Date, in which case the Purchaser could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. Failure to complete the Arrangement could negatively impact the trading price of the Shares or otherwise adversely affect the business of the Company. See "The Arrangement Agreement - Termination of the Arrangement Agreement".

The Termination Fee provided under the Arrangement Agreement if the Arrangement Agreement is terminated in certain circumstances may discourage other parties from attempting to acquire the Company.

Under the Arrangement Agreement, the Company is required to pay a Termination Fee of C$18,000,000 in the event the Arrangement Agreement is terminated in certain circumstances following the occurrence of a Termination Fee Event. The Termination Fee may discourage other parties from attempting to acquire the Company, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. See "The Arrangement Agreement - Termination Fee".

Even if the Arrangement Agreement is terminated without payment of the Termination Fee, the Company may, in the future, be required to pay the Termination Fee in certain circumstances.

Under the Arrangement Agreement, the Company may be required to pay the Termination Fee to the Purchaser at a date subsequent to the termination of the Arrangement Agreement if the Arrangement Agreement is terminated by the Company or the Purchaser for failure to obtain the requisite Shareholder approval or for occurrence of the Outside Date, and by the Purchaser for breach of the representations and warranties or failure to perform any covenant or agreement on the part of the Company and (i) prior to the termination of the Arrangement Agreement, an Acquisition Proposal is publicly announced or otherwise publicly disclosed by any person, and (ii) within 12 months following the date of such termination (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal as referred to in (i) above) is consummated or effected, or (B) the Company and/or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract (other than a confidentiality and standstill agreement) in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal as referred to in (i) above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination). For purposes of the foregoing, the term "Acquisition Proposal" shall have the meaning assigned to such term in Appendix A to this Circular, except that references to "20% or more" shall be deemed to be references to "50% or more". See "The Arrangement Agreement - Termination Fee".

The right to match may discourage other parties from attempting to acquire the Company.

Under the Arrangement Agreement, as a condition to entering into a definitive agreement in respect of a Superior Proposal, the Company is required to offer to the Purchaser the right to match such Superior Proposal. This right may discourage other parties from making a Superior Proposal, even if they would otherwise have been willing to acquire the Company on more favourable terms than the Arrangement.

If the Company is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be an adverse effect on the Company's business, financial condition, operating results and the price of its Shares.

The completion of the Arrangement is subject to the satisfaction of numerous closing conditions, including the approval by Shareholders, receipt of the Competition Act Approval and the HSR Clearance and receipt of the Final Order. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement.

The Company has dedicated significant resources to pursuing the Arrangement and while the Arrangement is pending, the Company is restricted from taking certain actions.

Under the Arrangement Agreement, the Company is subject to customary non-solicitation provisions and must generally conduct its business in the ordinary course. During the period prior to the completion of the Arrangement, the Company is restricted from taking certain specified actions without the consent of the Purchaser (which consent is not to be unreasonably withheld, conditioned or delayed by the Purchaser). These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. See "The Arrangement Agreement - Covenants". If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of the Company's resources to the completion thereof and the restrictions that were imposed on the Company under the Arrangement Agreement may have an adverse effect on the current or future operations, financial condition and prospects of the Company.

Uncertainty surrounding the Arrangement could be disruptive to the Company's business and adversely affect the Company's retention of customers and suppliers.

The Arrangement is dependent upon satisfaction of various conditions, and as a result, its completion is subject to uncertainty. The pendency of the Arrangement could cause the attention of the Company's management to be diverted from the day-to-day operations. In addition, in response to this uncertainty, the Company's loyalty program partners, customers and suppliers may seek to change, delay or defer decisions concerning the Company or terminate their relationship with the Company. Any change, delay or deferral of those decisions by customers and suppliers could negatively impact the Company's business, operating results, operations and prospects, regardless of whether the Arrangement is ultimately completed.

Certain of the Company's directors and officers may have interests in the Arrangement that are different from those of Shareholders.

In considering the recommendation of the Board of Directors to vote in favour of the Arrangement Resolution, Shareholders should be aware that certain members of the Board of Directors and officers of the Company may have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Shareholders, generally. See "The Arrangement - Interest of Certain Persons in the Arrangement".

Shareholders will no longer hold an interest in the Company following the Arrangement.

Following the Arrangement, Shareholders will no longer hold any of the Shares and Shareholders will forgo any future increase in value that might result from future growth and the potential achievement of the Company's long-term plans. In the event that the value of the Company's assets or business, prior, at or after the Effective Date, exceeds the implied value of the Company under the Arrangement, Shareholders will not be entitled to additional consideration for their Shares.

The Arrangement is generally a taxable transaction for Shareholders.

The Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of Consideration pursuant to the Arrangement. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

The Company and the Purchaser may be the targets of legal claims, securities class actions, derivative lawsuits and other claims. Any such claims may delay or prevent the Arrangement from being completed.

The Company and the Purchaser may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits may be brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against the Company or the Purchaser seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

Risk Factors Related to the Business of the Company

Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors (incorporated by reference into this Circular) applicable to the Company is contained under the heading "Risks and

Uncertainties" in the Management's Discussion and Analysis for the Company's most recently completed financial year as well as the Management's Discussion and Analysis for the Company's first quarter ended March 31, 2022 and in the Company's other filings with Securities Authorities.

ARRANGEMENT MECHANICS

Depositary Agreement

Prior to the Effective Date, the Company, the Purchaser and the Depositary, in its capacity as depositary under the Arrangement Agreement, will enter into a depositary agreement.

Pursuant to the Arrangement Agreement, the Purchaser is required prior to the filing of the Articles of Arrangement to deposit, or arrange to be deposited, for the benefit of holders of securities of the Company, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by the Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose, net of any applicable withholdings for the benefit of the Shareholders.

Certificates and Payment

Upon surrender to the Depositary for cancellation of a certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, Shareholder(s) holding such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, the cash which such holder has the right to receive under the Plan of Arrangement for such Shares, without interest and less any amounts withheld in respect of taxes pursuant to the Plan of Arrangement.

On or as soon as practicable after the Effective Time, the Purchaser shall cause the Company, or the relevant Subsidiary of the Company, to deliver to each former holder of Vested Performance Options, Trust Shares, RSUs and PSUs, a cash payment, if any, which such holder of such Vested Performance Options, Trust Shares, RSUs and PSUs has the right to receive under the Plan of Arrangement for such Vested Performance Options, Trust Shares, RSUs and PSUs, less any amount withheld in respect of taxes pursuant to the Plan of Arrangement. The Company shall be entitled to make such payments either (i) pursuant to the normal payroll practices and procedures of the Company; or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque (delivered to the address of such holder of Vested Performance Options, Trust Shares, RSUs and PSUs, as reflected on the register maintained by or on behalf of the Company in respect of the Vested Performance Options, Trust Shares, RSUs and PSUs). Notwithstanding that amounts under the Plan of Arrangement may be calculated in U.S. dollars or Canadian dollars, the Company is entitled, pursuant to the Plan of Arrangement, to make the payments in the applicable currency in respect of which the Company customarily makes payment to such holders of Vested Performance Options, Trust Shares, RSUs and PSUs by using the applicable Bank of Canada exchange rate in effect on the date that is one Business Day immediately preceding the Effective Date.

Until surrendered as contemplated above, each certificate or DRS Advice that immediately prior to the Effective Time represented Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment, in lieu of such certificate or DRS Advice, less any amounts withheld in respect of taxes pursuant to the Plan of Arrangement. Any such certificate or DRS Advice formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

Any payment made by the Depositary (or the Company or any of its Subsidiaries, if applicable) pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment under the Arrangement Agreement that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares and the Vested Performance Options, RSUs and PSUs pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

No holder of Shares (including Trust Shares) or Vested Performance Options, RSUs and PSUs shall be entitled (following completion of the Arrangement) to receive any consideration with respect to such Shares (including Trust Shares) or Vested Performance Options, RSUs and PSUs other than the cash payment to which such holder is entitled to receive in accordance with Section 2.3 and Section 4.1 of the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the cash payment which such holder is entitled to receive for such Shares under the Plan of Arrangement in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Company, the Depositary and the Purchaser in a manner satisfactory to the Company, the Depositary and the Purchaser (each acting reasonably), against any claim that may be made against the Company, the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

The Purchaser, the Company, the Share Purchase Trust and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount payable or property deliverable to any person under the Plan of Arrangement, such amounts as the Purchaser, the Company, the Share Purchase Trust or the Depositary, as applicable, determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law and shall remit such deduction and withholding to the appropriate Governmental Entity. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes under the Plan of Arrangement as having been paid to the person in respect of which such withholding was made; provided that such amounts are actually remitted to the appropriate Governmental Entity.

Letter of Transmittal

Registered Shareholders will have received with this Circular a Letter of Transmittal. Additional copies of the Letter of Transmittal can be obtained by contacting Computershare. It can also be found on the Company's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In order to receive the Consideration, the Registered Shareholders must complete and sign the Letter of Transmittal and deliver such letter and the other documents required by it, including the certificate(s) and/or DRS Advice(s) representing the Shares, to the Depositary in accordance with the instructions contained in the Letter of Transmittal.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully.

Beneficial Shareholders holding Shares that are registered in the name of an Intermediary must contact their Intermediary to arrange for the surrender of their Shares.

The Company and the Purchaser, subject to the consent of the Depositary, reserve the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Shareholders. The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholders. The Company and the Purchaser reserve the right to demand strict compliance with the terms of the Letters of Transmittal and the Arrangement. The method used to deliver the Letter of Transmittal and any accompanying certificate(s) and/or DRS Advice(s) representing the Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Company recommends that the necessary documentation be hand delivered to the Depositary at its office specified in the Letter of Transmittal; otherwise, the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

Holders of Vested Performance Options, Trust Shares, RSUs and PSUs need not complete any documentation to receive the consideration owed to them under the Arrangement in respect of their Vested Performance Options, Trust Shares, RSUs and PSUs.

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement (which has been filed by the Company under its issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov) and to the Plan of Arrangement (attached to this Circular as Appendix C). Shareholders are encouraged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

Conditions to the Arrangement Becoming Effective

Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a) Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order and applicable law.

(b) Interim and Final Orders. The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(c) Regulatory Approvals. Each of the Competition Act Approval and the HSR Clearance shall have been obtained and are in force and have not been rescinded or modified.

(d) Illegality. No Law is in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from completing the Arrangement.

Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser, in its sole discretion:

(a) Representations and Warranties. (A) (i) The representations and warranties of the Company set forth in Paragraphs (1) (Organization and Qualification), (2) (Corporation Authorization), (3) (Execution and Binding Obligation), (5)(a) (No Conflict), (6) (other than (6)(h)) (Capitalization), (8) (other than (8)(d)) (Subsidiaries), (21) (Brokers) and (23)(f) (Material Contracts) of Schedule C of the Arrangement Agreement shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and true and correct in all respects (except for de minimis inaccuracies and inaccuracies which are the result of transactions, changes, conditions, events or circumstances specifically permitted hereunder) as of the Effective Time as if made at and as of such time, (ii) the representations and warranties of the Company set forth in Paragraphs (6)(h) (Capitalization) and (8)(d) (Subsidiaries) of Schedule C of the Arrangement Agreement shall be true and correct in all material respects (disregarding for purposes of this condition precedent of the Arrangement Agreement any materiality, "material" or "Material Adverse Effect" qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all material respects as of such date), and (iii) all other representations and warranties of the Company set forth in the Arrangement Agreement shall be true and correct in all respects (disregarding for purposes of this condition precedent any materiality, "material" or "Material Adverse Effect" qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, and (B) the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date.

(b) Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Date, or which have not been waived by the Purchaser, and has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(c) No Legal Action. No proceeding by any Governmental Entity shall be pending that is reasonably likely to (i) cease trade, enjoin, prevent, prohibit, or impose any material limitations or conditions on completion of the Arrangement, or on the Purchaser's ability to acquire, hold, or exercise full rights of ownership over, any Shares, including the right to vote the Shares, or (ii) if the Arrangement is consummated, have a Material Adverse Effect.

(d) Dissent Rights. Dissent Rights have not been exercised (or, if exercised, remain outstanding) with respect to more than 10% of the issued and outstanding Shares and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date.

(e) Material Adverse Effect. Since the date of the Arrangement Agreement, there has not occurred a Material Adverse Effect and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date.

(f) Cash Management. As of5:00 p.m. (Toronto time) on the date that is two Business Days prior to the Effective Date, the Funds Available shall exceed certain payables specified in the Company's disclosure letter; and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date.

Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a) Representations and Warranties. (i) The representations and warranties of the Purchaser set forth in the Arrangement Agreement are true and correct in all respects (disregarding for purposes of this condition precedent any materiality or "material" qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except where the failure to be so true and correct in all respects would not, individually or in the aggregate, materially impede the completion of the Arrangement, and (ii) the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case, without personal liability), addressed to the Company and dated the Effective Date.

(b) Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by the Company, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

(c) Deposit of Consideration. The Purchaser has complied with its obligations under Section 2.10 of the Arrangement Agreement and the Depositary has confirmed to the Company receipt from or on behalf of the Purchaser of the funds contemplated by Section 2.10 of the Arrangement Agreement.

Representations and Warranties

The Arrangement Agreement contains a number of representations and warranties made by each of the Company and the Purchaser. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement. Certain representations and warranties may not be accurate or complete as of any specified date because they are qualified by certain disclosure provided by the Company to the Purchaser or are subject to a standard of materiality or are qualified by a reference to Material Adverse Effect. Therefore, Shareholders should not rely on the representations and warranties as statements of factual information.

Specifically, the Arrangement Agreement contains a number of representations and warranties of the Company, including with respect to organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, no-conflict/non-contravention, capitalization, shareholders' and similar agreements, Subsidiaries, securities law matters, financial statements, disclosure controls and internal control over financial reporting, minute books, auditors, no undisclosed liabilities, transactions with directors, officers, employees, etc., collateral benefits (as that term is defined in MI 61- 101), the absence of certain changes or events, compliance with laws, authorizations and licenses, opinion of financial adviser, brokers, board approval, Material Contracts, restrictions on conduct of business, guarantees, real property, intellectual property, business systems, software, litigation, environmental matters, employees, collective agreements, employee plans, insurance, taxes, non-arm's length transactions, anti-terrorism laws, corrupt practices legislation, economic sanctions and export controls, money laundering, data protection, and anti-spam.

In addition, the Arrangement Agreement also contains a number of representations and warranties of the Purchaser including with respect to organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, no conflict/non-contravention, litigation, financing, the Guarantee, security ownership and Canadian status.

Covenants

The Arrangement Agreement also contains a number of negative and affirmative covenants of each of the Company and the Purchaser.

Conduct of Business of the Company

In the Arrangement Agreement, the Company has agreed to certain negative and affirmative covenants relating to the operation of its business (including the business of its Subsidiaries) between the date of the Arrangement Agreement and the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, including that the business of the Company and its Subsidiaries shall be conducted in the ordinary course (taking into account any applicable laws, including COVID-19 Measures). Furthermore, the Company has agreed to use commercially reasonable efforts to maintain and preserve its and its Subsidiaries' business organization, operations, assets, properties, authorizations, intellectual property, goodwill and relationships with other persons with which the Company or any of its Subsidiaries has material relations.

Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by the Company in relation to the conduct of its business prior to the Effective Time.

Covenants Relating to the Arrangement

Each of Company and the Purchaser have made certain customary covenants in respect of the Arrangement, including that each Party will: (i) use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order and the Final Order; (ii) use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities relating to the Arrangement; (iii) use commercially reasonable efforts to oppose, lift or rescind any order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, certain proceedings relating to the Arrangement; and (iv) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement. The Company has also made certain customary covenants in respect of the Arrangement, including with respect to obtaining third party notices, consents, waivers, permits, and exemptions that are reasonably required in connection with the Arrangement or under a Material Contract. The Company has also agreed to promptly notify the Purchaser in certain situations where the consummation of the Arrangement could be imperilled.

Shareholders should refer to the Arrangement Agreement for details regarding the additional covenants relating to the arrangement given by the Company and the Purchaser.

Covenants Regarding Required Regulatory Approvals

The Parties have agreed to, as promptly as possible, use their commercially reasonable efforts to obtain, or cause to be obtained, all consents and authorizations, including Competition Act Approval and the HSR Clearance, from all Governmental Entities that are necessary for the execution and delivery of the Arrangement Agreement and the performance of their obligations under the Arrangement Agreement. The Parties agreed to cooperate and coordinate with one another in connection with obtaining the Competition Act Approval and the HSR Clearance, including by providing or submitting as promptly as practicable all documentation and information that is required, or that both Parties consider advisable, in connection with obtaining the Competition Act Approval or the HSR Clearance.

Purchaser Financing

The Arrangement Agreement contains customary covenants of the Purchaser with respect to the Financing, including a covenant that Purchaser shall use its reasonable best efforts to take all necessary, proper or advisable actions to arrange and obtain the Financing on the terms and conditions (in all material respects) described in the Financing Commitments. The Financing Commitments represent all of the funds required for the Purchaser to consummate the Arrangement. The consummation of the Arrangement is not conditional on financing.

Assistance with Purchaser Financing

The Arrangement Agreement contains customary covenants of the Company to cooperate with the Purchaser in connection with the Debt Financing, including a covenant to provide such cooperation to the Purchaser as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain the funding of the Debt Financing as contemplated in the Debt Commitment Letter (subject to customary limitations and reasonableness requirements and provided such cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries).

Non-Solicitation

The Arrangement Agreement provides that, except as described under "The Arrangement Agreement - Covenants - Acquisition Proposals", the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including any financial, legal or other advisor) or agent of the Company or any of its Subsidiaries (collectively, "Representatives") or affiliates or otherwise and shall not permit such person to:

(a) solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer (whether public or otherwise) that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c) make a Change in Recommendation;

(d) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of Section 5.1 of the Arrangement Agreement), provided that the Board of Directors has rejected such Acquisition Proposal and affirmed the Board Recommendation by press release before the end of such five Business Day period (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting); or

(e) accept or enter into, or publicly propose to accept or enter into, any agreement, understanding or arrangement with any person in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with the procedures described under "The Arrangement Agreement - Covenants - Acquisition Proposals").

Pursuant to the Arrangement Agreement, the Company agreed to, and to cause its Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations or other activities commenced prior to the date of the Arrangement Agreement with any person (other than the Purchaser and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination the Company will:

(a) immediately discontinue access to and disclosure of all information regarding the Company and its Subsidiaries to any such person, including any data room and any confidential information, properties, facilities, and books and records of the Company or any of its Subsidiaries; and

(b) promptly, and in any event within three Business Days of the date of the Arrangement Agreement, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any such person, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

The Company further covenanted and agreed to (i) take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which the Company or any Subsidiary is a party or may become a party in accordance with the procedures described under "The Arrangement Agreement - Covenants - Acquisition Proposals", and (ii) neither the Company, nor any Subsidiary nor any of their respective Representatives will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser's sole and absolute discretion), release any person from, or waive, amend, suspend or otherwise modify, such person's obligations respecting the Company or any of its Subsidiaries under any confidentiality, standstill, non- disclosure, non-solicitation or similar agreement, restriction or covenant to which the Company or any Subsidiary is a party (it being acknowledged by the Purchaser that the automatic termination or release of any such agreement, restriction or covenant as a result of entering into the Arrangement Agreement shall not be a violation of the Company's non-solicitation covenants in the Arrangement Agreement).

Acquisition Proposals

If the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in connection with any inquiry, proposal or offer that constitutes or may reasonably be likely to lead to an Acquisition Proposal, including information, access or disclosure relating to the properties, facilities, books and records of the Company or any of its Subsidiaries, the Company shall: (a) promptly notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person; and (b) keep the Purchaser fully informed of the status of all developments and, to the extent permitted by the provisions described herein, discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall promptly provide to the Purchaser copies of all material correspondence if in writing or electronic form.

The Arrangement Agreement provides that, notwithstanding the Company's non-solicitation covenants described under "The Arrangement Agreement - Covenants - Non-Solicitation", or any other agreement between the Parties or between the Company and any other person, including the Confidentiality Agreement, if at any time prior to obtaining the approval of the Arrangement Resolution by Shareholders, the Company receives a bona fide unsolicited written Acquisition Proposal, the Company may (a) contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (b) engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, or books and records of the Company or any of its Subsidiaries, if and only if, in the case of clause (b):

(a) the Board of Directors first determines in good faith, after consultation with its financial advisers and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal;

(b) such person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant contained in any contract entered into with the Company or any of its Subsidiaries;

(c) the Company has been, and continues to be, in compliance in all material respects with its non-solicitation obligations under the Arrangement Agreement;

(d) the Company enters into a confidentiality agreement with such person that is on terms that are no less favourable to the Company than those found in the Confidentiality Agreement (including with respect to the standstill), and any such copies, access or disclosure provided to such person shall have already been (or promptly be) provided to the Purchaser; and

(e) prior to engaging in or participating in discussions or negotiations with such person regarding such Acquisition Proposal (excluding, for certainty, negotiations regarding the confidentiality agreement that do not relate to the terms and conditions of the Acquisition Proposal) or providing any such copies, access or disclosure, the Company promptly provides the Purchaser with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in paragraph (d) above.

Right to Match

The Arrangement Agreement provides that, if the Company receives an Acquisition Proposal that is a Superior Proposal prior to the approval of the Arrangement Resolution by Shareholders, the Board of Directors may, subject to compliance with Article 7 (Term and Termination) and Section 8.2 (Expenses and Termination Fees) of the Arrangement Agreement, enter into a definitive agreement with respect to such Superior Proposal and make a Change in Recommendation, if and only if:

(a) the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant contained in any Contract entered into with the Company or any of its Subsidiaries;

(b) the Company has been, and continues to be in compliance in all material respects with its non-solicitation obligations under the Arrangement Agreement;

(c) the Company has delivered to the Purchaser a written notice of the determination of the Board of Directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board of Directors to enter into such definitive agreement with respect to such Superior Proposal and to make a Change in Recommendation (the "Superior Proposal Notice");

(d) the Company has provided the Purchaser a copy of the definitive agreement for the Superior Proposal and all supporting materials containing material terms and conditions of the Superior Proposal any financing documents supplied to the Company in connection therewith and the cash value that the Board of Directors has, after consultation with outside financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(e) at least five full Business Days (the "Matching Period") have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials referred to in paragraph (d) above;

(f) during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with its right to match described below, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g) after the Matching Period, the Board of Directors (i) has determined in good faith, after consultation with the Company's outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under its right to match described below) and (ii) determined in good faith, after consultation with the Company's outside legal counsel that that the failure by the Board of Directors to cause the Company to enter into a definitive agreement and make a Change in Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(h) prior to or concurrently with entering into such definitive agreement and making a Change in Recommendation, the Company terminates the Arrangement Agreement pursuant to Section 7.2(1)(c)(ii) of the Arrangement Agreement (Superior Proposal) and pays the Termination Fee pursuant to Section 8.2 of the Arrangement Agreement.

Pursuant to the Arrangement Agreement, during the Matching Period, or such longer period as the Company may approve in its sole discretion in writing for such purpose: (a) the Purchaser shall have the opportunity (but not the obligation) to offer to amend the Arrangement and the Arrangement Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal and the Board of Directors shall, in consultation with the Company's outside legal counsel and financial advisers, review any offer made by the Purchaser under paragraph (f) above to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (b) if it would no longer constitute a Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Board of Directors determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or a modification of, the consideration to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the provisions described under "Right to Match", and the Purchaser shall be afforded a new full five Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials referred to in paragraph (d) above with respect to each new Superior Proposal from the Company.

The Board of Directors shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is determined not to be a Superior Proposal, is publicly announced or publicly disclosed, or the Board of Directors determines that a proposed amendment to the terms of the Arrangement Agreement or the Plan of Arrangement pursuant to the Purchaser's right to match would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to any comments provided by the Purchaser and its outside legal counsel.

If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than ten Business Days before the Meeting, the Company shall be entitled to and shall upon request from the Purchaser postpone the Meeting to a date that is not more than fifteen Business Days after the scheduled date of the Meeting, but in any event to a date that is less than five Business Days prior to the Outside Date.

Nothing contained in Article 5 of the Arrangement Agreement shall prohibit the Board of Directors: (a) from responding within the time and in the manner required by applicable Securities Laws to any take- over bid made for the Shares that it determines is not a Superior Proposal provided that the Purchaser and its counsel shall be provided with a reasonable opportunity to review and comment on any such response and the Board of Directors shall give reasonable consideration to such comments; or (b) calling or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with applicable law.

Other Covenants

The Arrangement Agreement also contains other customary covenants for transactions of this nature, including with respect to access to information, pre-closing reorganizations, tax matters, public communications, insurance and indemnification, employee matters, TSX and NASDAQ delisting, and transaction litigation.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a) the mutual written agreement of the Parties;

(b) either the Company or the Purchaser if:

(i) No Required Approval by Shareholders. The Arrangement Resolution is not approved by the Shareholders at the Meeting in accordance with the Interim Order provided that a Party may not terminate the Arrangement Agreement pursuant to Section 7.2(1)(b)(i) (No Required Approval by Shareholders) of the Arrangement Agreement if the failure to obtain the approval of the Shareholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(ii) Illegality. After the date of the Arrangement Agreement, any law (including with respect to the Competition Act Approval or the HSR Clearance) is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such law has, if applicable, become final and non-appealable, provided that a Party may not terminate the Arrangement Agreement pursuant to Section 7.2(1)(b)(ii) (Illegality) of the Arrangement Agreement if the enactment, making, enforcement or amendment of such law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement, and provided that the Party seeking to terminate the Arrangement Agreement pursuant to Section 7.2(1)(b)(ii) (Illegality) of the Arrangement Agreement has used its commercially reasonable efforts (or, in respect of the Competition Act Approval and the HSR Clearance, the efforts required by Section 4.4 of the Arrangement Agreement), to, as applicable, prevent, appeal or overturn such law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iii) Occurrence of Outside Date.The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement pursuant to Section 7.2(1)(b)(iii) (Occurrence of Outside Date) of the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement.

(c) the Company if:

(i) Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under the Arrangement Agreement occurs that would cause any condition in Section 6.3(1) (Representations and Warranties of the Purchaser) of the Arrangement Agreement or Section 6.3(2) (Performance of Covenants by the Purchaser) of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.9(3) of the Arrangement Agreement; provided that the Company is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition in Section 6.2(1) (Representations and Warranties of the Corporation) of the Arrangement Agreement or Section 6.2(2) (Performance of Covenants by the Corporation) of the Arrangement Agreement not to be satisfied;

(ii) Superior Proposal. Prior to obtaining the approval of the Arrangement Resolution by Shareholders, the Board of Directors authorizes the Company, in accordance with and subject to the terms and conditions of the Arrangement Agreement, to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3 of the Arrangement Agreement) with respect to a Superior Proposal, provided that the Company is not in breach of Article 5 of the Arrangement Agreement and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 8.2 of the Arrangement Agreement;

(i) Failure to Deposit Consideration. (A) All of the conditions in Section 6.1 (Mutual Conditions Precedent) and Section 6.2 (Additional Conditions Precedent to the Obligations of the Purchaser) of the Arrangement Agreement are and continue to be satisfied or waived by the applicable Party or Parties during the three Business Day period described below (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time), (B) the Company has irrevocably confirmed to the Purchaser in writing that (x) other than Section 6.3(3) of the Arrangement Agreement, all conditions set forth in Section 6.3 (Additional Conditions Precedent to the Obligations of the Corporation) of the Arrangement Agreement are satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time) or that it is willing to waive any unsatisfied conditions set forth in Section 6.3 (Additional Conditions Precedent to the Obligations of the Corporation) of the Arrangement Agreement, (y) it stands ready, willing and able to consummate the Arrangement and (z) the Purchaser does not provide, or cause to be provided the Depositary with sufficient funds to complete the transactions contemplated by the Arrangement Agreement within three Business Days following the later of the date on which Closing should have occurred pursuant to Section 2.9 of the Arrangement Agreement and the date of receipt of the confirmation contemplated by this paragraph (B).

(d) the Purchaser, if:

(i) Breach of Representation or Warranty or Failure to Perform Covenant by the Company. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under the Arrangement Agreement occurs that would cause any condition in Section 6.2(1) (Representations and Warranties of the Corporation) or Section 6.2(2) (Performance of Covenants by the Corporation) of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.9(3) of the Arrangement Agreement; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition in Section 6.3(1) (Representations and Warranties of the Corporation) or Section 6.3(2) (Performance of Covenants by the Corporation) of the Arrangement Agreement not to be satisfied;

(ii) Change in Recommendation or Superior Proposal. Prior to obtaining the approval of the Arrangement Resolution by Shareholders, (A) the Board of Directors or any committee of the Board of Directors fails to unanimously recommend or withdraws, amends, modifies or qualifies or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) the Board of Directors or any committee of the Board of Directors accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Meeting, if sooner), (C) the Board of Directors or any committee of the Board of Directors fails to publicly recommend or reaffirm by press release the Board Recommendation within five Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting) (in each of the cases set forth in Clause (A), (B) or (C), a "Change in Recommendation"), (D) the Board of Directors or any committee of the Board of Directors accepts, approves, endorses, recommends or authorizes the Company to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3 of the Arrangement Agreement) concerning a Superior Proposal or (E) the Company breaches Article 5 of the Arrangement Agreement in any material respect; or

(iii) Material Adverse Effect. After the date of the Arrangement Agreement, there has occurred a Material Adverse Effect.

Outside Date

The Outside Date under the Arrangement Agreement is August 15, 2022; provided that either Party may postpone the Outside Date by a period of not less than 10 Business Days and not more than 30 days per postponement if the condition in Section 6.1(3) (Regulatory Approvals) of the Arrangement Agreement has not been satisfied and such failure is not the result of a non-appealable decision of a Governmental Entity, by giving written notice to the other to such effect no later than the date that is not less than five Business Days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties; provided further that, notwithstanding the foregoing, neither Party shall have the right to postpone the Outside Date if the failure to satisfy the condition in Section 6.1(3) (Regulatory Approvals) of the Arrangement Agreement has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; and provided further that the Outside Date shall be postponed to no later than October 31, 2022.

Termination Fee

Despite any other provision in the Arrangement Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay the Purchaser, in consideration for the disposition of rights under the Arrangement Agreement (for greater certainty excluding rights under Section 8.2 of the Arrangement Agreement) a Termination Fee in accordance with Section 8.2(3) of the Arrangement Agreement. For the purposes of the Arrangement Agreement, "Termination Fee" means C$18,000,000 and "Termination Fee Event" means the termination of the Arrangement Agreement:

(a) by the Company, pursuant to Section 7.2(1)(c)(ii) (Superior Proposal) of the Arrangement Agreement;

(b) by the Purchaser, pursuant to Section 7.2(1)(d)(ii) (Change in Recommendation or Superior Proposal) of the Arrangement Agreement;

(c) by any Party pursuant to any subsection of Section 7.2(1) of the Arrangement Agreement if at such time the Purchaser is entitled to terminate the Arrangement Agreement pursuant to Section 7.2(1)(d)(ii) (Change in Recommendation or Superior Proposal) of the Arrangement Agreement; or

(d) (A) by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) (No Required Approval by Shareholders) of the Arrangement Agreement or 7.2(1)(b)(iii) (Occurrence of Outside Date) of the Arrangement Agreement, or (B) by the Purchaser pursuant to 7.2(1)(d)(i) (Breach of Representations or Warranties or Failure to Perform Covenants by the Corporation) of the Arrangement Agreement if, in either of the cases set forth in clause

(A) or (B) of this paragraph:

(i) prior to such termination, a bona fide Acquisition Proposal is publicly announced or otherwise publicly disclosed by any person (other than the Purchaser or any of its affiliates); and

(ii) within twelve months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company and/or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3 of the Arrangement Agreement), in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within twelve months after such termination).

For purposes of the foregoing, the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 1.1 of the Arrangement Agreement, except that references to "20% or more" shall be deemed to be references to "50% or more".

In the event the Termination Fee is paid to the Purchaser in circumstances for which such fee is payable, such payment of the Termination Fee shall be the sole and exclusive remedy of any Purchaser Related Parties against the Company and any of its affiliates and any of their respective former, current or future directors, officers, employees, affiliates, partners, general or limited partners, shareholders, stockholders, equity holders, controlling persons, managers, members or agents (collectively, the "Company Related Parties") for any loss suffered as a result of the failure of the Arrangement or the transactions contemplated by the Arrangement Agreement to be consummated or for a breach or failure to perform any obligations required to be performed under the Arrangement Agreement or otherwise relating to or arising out of the Arrangement Agreement or the Arrangement, and upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of the Arrangement Agreement or the Arrangement, and no Purchaser Related Party shall seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against any Company Related Parties in connection with the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement.

Reverse Termination Fee

Despite any other provision in the Arrangement Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Reverse Termination Fee Event occurs, the Purchaser shall pay the Company, in consideration for the disposition of rights under the Arrangement Agreement (for certainty excluding rights under Section 8.2 of the Arrangement Agreement), the Reverse Termination Fee in accordance with Section 8.2(6) of the Arrangement Agreement. A "Reverse Termination Fee Event" means the termination of the Arrangement Agreement pursuant to:

(a) Section 7.2(1)(c)(iii) (Failure to Deposit Consideration) of the Arrangement Agreement; or

(b) Section 7.2(1)(c)(i) (Purchaser Breach) of the Arrangement Agreement if the termination of the Arrangement Agreement by the Company results from a Wilful Breach on the part of the Purchaser.

"Reverse Termination Fee" means (i) C$27,000,000, in the case of a Reverse Termination Fee Event described in (a) above or (ii) C$45,000,000, in the case of a Reverse Termination Fee Event described in (b) above.

In the event the Reverse Termination Fee is paid to the Company, such payment of the Reverse Termination Fee shall be the sole and exclusive remedy of the Company and its Subsidiaries against the Purchaser, the guarantor under the Guarantee, the Financing Sources and any of their respective affiliates and any of their respective former, current or future directors, officers, employees, affiliates, partners, general or limited partners, shareholders, stockholders, equity holders, controlling persons, managers, members or agents (collectively, the "Purchaser Related Parties") for any loss suffered as a result of the failure of the Arrangement or the transactions contemplated by the Arrangement Agreement to be consummated (including the Financing) or for a breach or failure to perform any obligations required to be performed under the Arrangement Agreement or otherwise relating to or arising out of the Arrangement Agreement (including the Financing Commitments) or the Arrangement, and upon payment ofsuch amount none of the Purchaser Related Parties shall have any liability or obligation relating to or arising out of the Arrangement Agreement (including the Financing Commitments) or the Arrangement, and no Company Related Party shall seek to obtain any recovery, judgment or damages ofany kind, including consequential, indirect or punitive damages, against any Purchaser Related Parties in connection with the Arrangement Agreement (including the Financing Commitments) or the transactions contemplated by the Arrangement Agreement.

Expenses

Except as otherwise specifically provided for in the Arrangement Agreement, all out-of-pocket third party expenses incurred in connection with the Arrangement, the Arrangement Agreement or the transactions contemplated thereby, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated; provided that the Purchaser shall pay all filing fees payable in connection with any filings or submissions under the Competition Act and the HSR Act.

Specific Performance

Pursuant to the Arrangement Agreement, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of the Arrangement Agreement were not performed in accordance with their specific terms or were otherwise breached. Subject to the provisions of Section 8.8 of the Arrangement Agreement, the Parties shall be entitled to injunctive relief, specific performance and other equitable reliefto prevent breaches or threatened breaches of the Arrangement Agreement, and to enforce compliance with the terms of the Arrangement Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such relief, this, subject to Section 8.3(2) of the Arrangement Agreement, being in addition to any other remedy to which the Parties may be entitled at law or in equity. None of the Parties shall object to the granting of injunctive relief, specific performance or other equitable relief on the basis that there exists an adequate remedy at law.

In accordance with the terms and conditions of the Equity Commitment Letter, the Parties explicitly acknowledged and agreed that the Company shall be entitled to seek injunctive relief, specific performance or any other equitable remedy with respect to the Purchaser's obligation to cause the Equity Financing (or any alternative financing to the Equity Financing) to be funded, and the Purchaser to consummate the Arrangement and to fund its obligations pursuant to Section 2.10 of the Arrangement Agreement; provided, however, that such right of the Company shall only be available if: (i) all conditions in Section 6.1 (Mutual Conditions Precedent) of the Arrangement Agreement and Section 6.2 (Additional Conditions Precedent to the Obligations of the Purchaser) of the Arrangement Agreement have been and continue to be satisfied or waived by the applicable Party or Parties (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied by the Effective Time), (ii) the Debt Financing provided for by the Debt Commitment Letter (or any alternative financing to the Debt Commitment Letter) has been funded in full in accordance with the terms and conditions thereof or will be funded in accordance with the terms and conditions thereof if the Equity Financing is funded, and (iii) the Company has irrevocably confirmed in writing to the Purchaser that other than Section 6.3(3) of the Arrangement Agreement, all of the conditions set forth in Section 6.3 (Additional Conditions Precedent to the Obligations of the Corporation) of the Arrangement Agreement are satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time) or that it is willing to waive any unsatisfied conditions set forth in Section 6.3 (Additional Conditions Precedent to the Obligations of the Corporation) of the Arrangement Agreement (other than Section 6.3(3)), and that if specific performance is granted and the Equity Financing and Debt Financing (or any alternative financings) are funded, it stands ready, willing and able to consummate the Arrangement. In no event shall the Company be entitled to directly or indirectly seek the remedy ofspecific performance of the Arrangement Agreement or the Debt Commitment Letter against any Debt Financing Source in its capacity as a lender, investor, arranger or purchaser in connection with the Debt Financing. The Company further agrees that it shall not, and shall cause its affiliates not to, bring or support any proceeding of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to the Arrangement Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the Debt Financing.

The Arrangement Agreement further provides that, notwithstanding anything else to the contrary therein, for the avoidance of doubt, while the Company may concurrently seek (a) injunctive relief, specific performance or other equitable relief, subject in all respects to Section 8.8 of the Arrangement Agreement and (b) payment of the Reverse Termination Fee if, as and when required pursuant to the Arrangement Agreement and subject to Section 8.3 thereof, under no circumstances shall the Company be permitted or entitled to receive both a grant of injunctive relief, specific performance or other equitable relief to cause the Equity Financing to be funded at the Closing in accordance with the terms of Section 8.8 of the Arrangement Agreement (whether under the Arrangement Agreement or the Equity Commitment Letter), on the one hand, and payment of the Reverse Termination Fee, if any, as and when due, pursuant to Section 8.3 of the Arrangement Agreement, on the other hand.

Closing Date

The closing of the transactions contemplated by the Arrangement Agreement, including the filing of the Articles of Arrangement with the Director, shall occur as soon as reasonably practicable (and in any event not later than five Business Days) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions precedent to closing the Arrangement (excluding conditions that, by their terms, cannot be satisfied until the Effective Time), as set out in the Arrangement Agreement, unless another time or date is agreed to in writing by the Parties, provided that if on the date the Company would otherwise be required to file the Articles of Arrangement pursuant to Section 2.9(1) of the Arrangement Agreement, a Party has delivered a notice of termination pursuant to Section 4.9(3) of the Arrangement Agreement, the Company shall not file the Articles of Arrangement until the breaching party has cured the breaches of representations, warranties, covenants or other matters specified in the Termination Notice.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracy or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and

(d) waive compliance with or modify any mutual conditions contained in the Arrangement Agreement.

Support and Voting Agreements

Effective May 6, 2022, each of the directors and officers of the Company, who beneficially own or exercise control or direction over, directly or indirectly, in the aggregate approximately 6.7% of the outstanding Shares (on a non-diluted basis), as at the Record Date, entered into the Support and Voting Agreements with the Purchaser pursuant to which they agreed, among other things, to vote, or cause to be voted, all of the Supporting Shareholders' securities of the Company which have a right to be voted at the Meeting in favour of the approval of the Arrangement Resolution, any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement. Additionally, each Supporting Shareholder has agreed to a number of customary negative covenants in furtherance of the consummation of the Arrangement, as more particularly described in the Support and Voting Agreements. Each Support and Voting Agreement will automatically terminate on the earlier of: (i) the Effective Time; or (ii) the termination of the Arrangement Agreement in accordance with its terms.

A copy of the form of Support and Voting Agreement is available under the Company's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

DISSENT RIGHTS OF SHAREHOLDERS

Registered Shareholders may exercise their Dissent Rights in connection with the Arrangement Resolution, pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. As such, the following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his, her or its Shares, and is qualified in its entirety by reference to the full text of Section 190 of the CBCA, which is attached as Appendix H to this Circular, as modified by the Interim Order, which is attached to this Circular as Appendix F, and the Plan of Arrangement, which is attached to this Circular as Appendix C.

The dissent procedures require that a Registered Shareholder who wishes to dissent ensure that a written notice of objection to the Arrangement Resolution is sent to the Company (Attention: Domenic Di Sisto) by e-mail (domenic.disisto@points.com) no later than 10:00 a.m. (Toronto time) on June 21, 2022 or 10:00 a.m. (Toronto time) on the day which is two Business Days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be, and must otherwise strictly comply with the dissent procedures described.

There can be no assurance that a Shareholder that dissents will receive consideration for his, her or its Shares of equal or greater value to the Consideration such Shareholder would have received on completion of the Arrangement if such Shareholder did not exercise its Dissent Rights. Only Registered Shareholders are entitled to dissent. Shareholders should carefully read this section in this Circular if they wish to exercise Dissent Rights and seek their own legal advice as failure to strictly comply with the dissent procedures in Section 190 of the CBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement, will result in the loss or unavailability of the right to dissent. See Appendices F and H to this Circular for a copy of the Interim Order and certain information relating to the Dissent Rights.

All of the Shares held by Dissenting Shareholders will be transferred to the Purchaser pursuant to the Plan of Arrangement on the Effective Date, and each Dissenting Shareholder will thereupon cease to be a holder of Shares and their names will be deemed to be removed from the securities register for the Shares.

Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value of the Shares in respect of which they have exercised Dissent Rights shall be entitled to be paid the fair value of such Shares by the Purchaser, less any applicable withholding.

Dissenting Shareholders who validly withdraw their DissentRights or who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Shares will be deemed to have participated in the Arrangement on the same basis as a non-Dissenting Shareholder and shall be entitled to receive a cash payment of US$25.00 from the Purchaser for each Share formerly held by them in accordance with the Plan of Arrangement.

In addition to any other restrictions under Section 190 of the CBCA, holders of Shares who vote in favour of the Arrangement Resolution, or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights and shall be deemed to have not exercised Dissent Rights in respect of such Shares.

No rights of dissent shall be available to holders of Performance Options, RSUs or PSUs in connection with the Arrangement.

In no circumstances shall the Purchaser, the Company or any of their respective successors or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Shares in respect of which such rights are sought to be exercised. In no case shall the Company, the Purchaser, Computershare or any other person be required to recognize a Dissenting Shareholder as a holder of Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the register of holders of Shares as at the time those Shares are so transferred and such Shares will be cancelled.

Section 190 of the CBCA

A brief summary of the provisions of Section 190 of the CBCA as modified by the Interim Order and Plan of Arrangement is set out below. This summary is qualified in its entirety by the provisions of Section 190 of the CBCA, the Interim Order and the Plan of Arrangement, the full text of which are set forth in Appendices H, F and C to this Circular, respectively.

Registered shareholders may exercise a right of dissent in respect of the Arrangement and require the Purchaser to purchase the Shares held by such Shareholders at the fair value of such Shares.

The exercise of Dissent Rights does not deprive a Registered Shareholder of the right to vote at the Meeting. However, a Shareholder is not entitled to exercise Dissent Rights in respect of the Arrangement Resolution if such holder votes any of the Shares beneficially held by such holder in favour of the Arrangement Resolution.

A Dissenting Shareholder is required to send a written objection to the Arrangement Resolution to the Company prior to the Meeting, in accordance with the dissent procedure set forth above. The execution or exercise of a proxy against the Arrangement Resolution, a vote against the Arrangement Resolution or not voting on the Arrangement Resolution does not constitute a written objection for purposes of the right to dissent under Section 190 of the CBCA. Within 10 days after the Arrangement Resolution is approved by Shareholders, the Company must send to each Dissenting Shareholder a notice that the Arrangement Resolution has been adopted, setting out the rights of the Dissenting Shareholder and the procedures to be followed on exercise of those rights. The Dissenting Shareholder is then required, within 20 days after receipt of such notice (or if such Shareholder does not receive such notice, within 20 days after learning of the adoption of the Arrangement Resolution), to send to the Company a written notice containing the Dissenting Shareholder's name and address, the number of Shares in respect of which the Di ssenting Shareholder dissents and a demand for payment of the fair value of such Shares and, within 30 days after sending such written notice, to send to the Company or Computershare the appropriate share certificate or certificates representing the Shares in respect of which the Dissenting Shareholder has exercised Dissent Rights. A Dissenting Shareholder who fails to send to the Company within the required periods of time the required notices or the certificates representing the Shares in respect of which the Dissenting Shareholder has dissented may forfeit its Dissent Rights.

If the matters provided for in the Arrangement Resolution become effective, then the Company will be required to send, not later than the seventh day after the later of: (i) the Effective Date; or (ii) the day the demand for payment is received by the Company, to each Dissenting Shareholder whose demand for payment has been received, a written offer to pay for the Shares of such Dissenting Shareholder in such amount as the directors of the Company consider to be the fair value thereof accompanied by a statement showing how the fair value was determined unless there are reasonable grounds for believing that the Company is, or after the payment would be, unable to pay its liabilities as they become due or the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities. Under the Plan of Arrangement, the Purchaser will be required to pay the fair value of such Shares held by a Dissenting Shareholder and to offer and pay the amount to which such holder is entitled. Such payment is to be made, pursuant to Section 190 of the CBCA, within ten days after an offer made as described above has been accepted by a Dissenting Shareholder, but any such offer lapses if the Company does not receive an acceptance thereof within 30 days after such offer has been made.

If such offer is not made or accepted within 50 days after the Effective Date, the Company may apply to a court of competent jurisdiction to fix the fair value of such Shares. There is no obligation of the Company to apply to the court. If the Company fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days.

INFORMATION CONCERNING THE COMPANY

General

The Company is a global leader in providing technology solutions to the loyalty industry on one unified operating platform. The Company operates a portfolio of white-labelled products and services on a unified operating platform that facilitates the accrual or redemption of loyalty program currency (points or miles) for loyalty programs worldwide. Accrual transactions are typically focused on generating revenue for the Company's loyalty program partners while redemption transactions are focused on offering additional engagement options for program members that are cost effective for the loyalty program. The Company's head office is located at 111 Richmond Street W., Suite 700, Toronto, Ontario M5H 2G4. The Company also maintains offices in San Francisco, United States, London, England, Singapore and Dubai.

For further information regarding the Company and its business, see the Company's Annual Information Form which can be found on the Company's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of Share Capital

The share capital of the Company consists of(i) an unlimited number ofShares, and (ii) an unlimited number of preferred shares, issuable in series, of which five series consisting of one share each have been authorized. As of the Record Date, there were 14,942,792 Shares issued and outstanding and no preferred shares issued and outstanding. The Shares carry one vote per Share for all matters coming before Shareholders at the Meeting. Only Shareholders of record as at the Record Date will be entitled to vote at the Meeting.

Previous Purchases and Sales

Other than pursuant to the exercise of Options and the settlement of PSUs and RSUs (through the delivery of Shares held by the Share Purchase Trust), or as described under the heading "Information Concerning the Company - Previous Distributions", there have been no sales by the Company of securities of the Company during the twelve months preceding the date of this Circular.

Other than as disclosed in the table below, there have been no purchases by the Company of securities of the Company within the twelve months preceding the date of this Circular:

Date(1)	Security	Price per Security (US$)	Number of Securities
November 12, 2021	Shares	16.78	647
November 11, 2021	Shares	17.46	645
November 10, 2021	Shares	17.90	645
November 9, 2021	Shares	17.96	645
November 8, 2021	Shares	17.85	645
November 5, 2021	Shares	17.97	1,071
November 4, 2021	Shares	18.07	1,071
November 3, 2021	Shares	17.77	1,071
November 2, 2021	Shares	17.88	1,071
November 1, 2021	Shares	17.75	1,071

Date(1)	Security	Price per Security (US$)	Number of Securities
October 29, 2021	Shares	17.45	1,071
October 28, 2021	Shares	17.49	1,071
October 27, 2021	Shares	17.47	1,071
October 26, 2021	Shares	17.66	1,071
October 25, 2021	Shares	17.53	1,071
October 22, 2021	Shares	17.48	1,070
October 21, 2021	Shares	17.49	1,070
October 20, 2021	Shares	17.78	1,071
October 19, 2021	Shares	18.09	1,071
October 18, 2021	Shares	18.35	1,071
October 15, 2021	Shares	18.05	1,071
October 14, 2021	Shares	17.91	1,071
October 13, 2021	Shares	17.36	1,071
October 12, 2021	Shares	17.67	1,071
October 11, 2021	Shares	17.88	1,071
October 8, 2021	Shares	17.90	1,071
October 7, 2021	Shares	17.68	1,071
October 6, 2021	Shares	17.67	1,071
October 5, 2021	Shares	17.47	1,071
October 4, 2021	Shares	17.27	1,071
September 29, 2021	Shares	17.74	900
September 28, 2021	Shares	17.21	900
September 27, 2021	Shares	17.25	900
September 24, 2021	Shares	17.45	900
September 23, 2021	Shares	16.65	900
September 22, 2021	Shares	16.79	900
September 21, 2021	Shares	17.11	900
September 20, 2021	Shares	16.94	900
September 17, 2021	Shares	17.13	900
September 16, 2021	Shares	17.37	900
September 15, 2021	Shares	17.42	900
September 14, 2021	Shares	17.78	900
September 13, 2021	Shares	17.96	900
September 10, 2021	Shares	18.10	900
September 9, 2021	Shares	17.98	900
September 8, 2021	Shares	18.25	900
September 7, 2021	Shares	18.38	900
September 3, 2021	Shares	18.54	3,500
September 2, 2021	Shares	18.45	3,500
September 1, 2021	Shares	18.29	3,500
August 31, 2021	Shares	18.24	3,500
August 30, 2021	Shares	17.98	3,500
August 27, 2021	Shares	17.19	3,500
August 26, 2021	Shares	17.02	3,500
August 25, 2021	Shares	16.77	3,500
August 24, 2021	Shares	16.67	3,500
August 23, 2021	Shares	16.78	3,500
August 20, 2021	Shares	16.72	3,500
August 19, 2021	Shares	16.70	3,500
August 18, 2021	Shares	16.69	3,500
August 17, 2021	Shares	16.28	3,500
August 10, 2021	Shares	16.14	2,600
August 9, 2021	Shares	15.98	2,596
August 6, 2021	Shares	16.40	2,596
August 5, 2021	Shares	16.07	2,596
August 4, 2021	Shares	16.32	2,596

Date(1)	Security	Price per Security (US$)	Number of Securities
August 3, 2021	Shares	16.58	2,596
August 2, 2021	Shares	17.07	2,596
July 30, 2021	Shares	16.82	2,596
July 29, 2021	Shares	16.98	2,596
July 28, 2021	Shares	16.71	2,596
July 27, 2021	Shares	16.62	2,596
July 26, 2021	Shares	16.82	2,596
July 23, 2021	Shares	17.14	2,596
July 22, 2021	Shares	17.15	2,596
July 21, 2021	Shares	16.91	2,596
July 20, 2021	Shares	16.55	2,596
July 19, 2021	Shares	16.39	2,596
July 16, 2021	Shares	17.35	2,596
July 15, 2021	Shares	18.02	2,596
July 14, 2021	Shares	18.40	2,596
July 13, 2021	Shares	18.32	2,596
July 12, 2021	Shares	18.25	2,596
July 9, 2021	Shares	18.28	2,596
July 8, 2021	Shares	18.26	2,596
July 7, 2021	Shares	18.25	2,596
July 6, 2021	Shares	17.52	2,596
June 30, 2021	Shares	17.23	888
June 29, 2021	Shares	17.08	882
June 28, 2021	Shares	17.07	882
June 25, 2021	Shares	17.36	882
June 24, 2021	Shares	17.24	882
June 23, 2021	Shares	17.13	882
June 22, 2021	Shares	17.15	882
June 21, 2021	Shares	17.12	882
June 18, 2021	Shares	17.04	882
June 17, 2021	Shares	17.31	882
June 16, 2021	Shares	17.44	882
June 15, 2021	Shares	17.29	882
June 14, 2021	Shares	17.57	882
June 11, 2021	Shares	17.26	882
June 10, 2021	Shares	17.72	882
June 9, 2021	Shares	18.06	882
June 8, 2021	Shares	17.49	882
June 1, 2021	Shares	17.52	1,400
May 28, 2021	Shares	17.33	1,400
May 27, 2021	Shares	17.42	1,400
May 26, 2021	Shares	17.29	1,400
May 25, 2021	Shares	17.20	1,400
May 24, 2021	Shares	16.85	1,400
May 21, 2021	Shares	17.06	1,400
May 20, 2021	Shares	17.43	1,400

Notes

(1) Each of the Shares listed in this table were purchased in the open market by the Share Purchase Trust to satisfy the Company's obligation under the Employee Share Unit Plan pursuant to which RSUs are settled in Shares.

Commitments to Acquire Securities of the Company

Except as disclosed in this Circular, there are no agreements, commitments or understandings to acquire securities of the Company by (i) the Company, (ii) any directors or officers of the Company or (iii) to the knowledge of the directors and officers of the Company, after reasonable enquiry, by any insider of the Company (other than a director or officer) or any associate or affiliate of such insider or any associate or affiliate of the Company or any person or company acting jointly or in concert with the Company.

Previous Distributions

Other than as described in the tables below, there have been no distributions of Shares during the five years prior to the date of this Circular.

Shares Issued Pursuant to Offerings

Date	Price per Security (C$)	Number of Securities	Aggregate Gross
			Proceeds to Points (C$)
March 29, 2021(1)	18.75	1,687,510	31,600,000

Notes

(1) Sharesissued pursuant to a prospectus offering.

Shares Issued Upon Exercise of Options

Year(1)	Price Range per Security (C$)	Number of Securities	Aggregate Gross
			Proceeds to Points (C$)
YTD-2022	Nil.	Nil.	Nil.

2021	9.89-12.14	27,875	227,949

2020	9.89-16.75	53,374	Nil.(2)

2019	12.34	2,338	28,850

2018	9.89-15.94	119,521	459,099

May 20 - Dec. 31, 2017	9.74	16,988	75,680

Notes

(1) The Sharesincluded in thistable were issued upon exercise of Optionspursuant to the StockOption Plan.

(2) The Company offersa form of cashless exercise which results in the optionholder only receiving the in-the-money value of the Optionsdivided by the closing price of the Shareson the TSX. Asa result, the optionholder receives fewer Shares and the Company doesnot receive any proceeds from the exercise of such Options.

Shares Distributed on Settlement of RSUs

Year(1)		Number of Securities(2)	Aggregate Gross
	Price Range per Security (C$)		Proceeds to Points (C$)
YTD-2022	-	105,185	-

2021	-	301,137	-

2020	-	400,490	-

2019	-	497,284	-

2018	-	457,408	-

May 20 - Dec. 31, 2017	-	87,286	-

Notes

(1) The Sharesincluded in thistable were distributed by the Share Purchase Trust upon settlement of RSUsunder the Employee Share Unit Plan. RSUswhen settled in Sharesdo not have an exercise price and there are no proceeds to the Company upon settlement.

(2) Due to withholding obligations, the number of Sharesactually received by holdersin settlement of RSUsmay be lower than asindicated in thiscolumn. In settlement of the RSUs, the holder of RSUs may elect to settle tax withholding by paying in cash or asking the Share Purchase Trust to sell certain of their Sharesto satisfy their tax obligations.

Trading in Shares

The Shares are currently listed for trading on the TSX under the symbol "PTS.TO" and on the NASDAQ under the symbol "PCOM". The Company expects that the Shares will be de-listed from the TSX and the NASDAQ shortly following the Effective Date. See "The Arrangement - Regulatory Matters - Stock Exchange De-Listing and Reporting Issuer and Registrant Status".

The following table summarizes the monthly ranges of high and low prices per Share, as well as the total monthly trading volumes of the Shares on the TSX during the twelve-month period preceding the date of this Circular, as reported by TMXDatalinx:

Month(1)	High (C$)	Low (C$)	Volume
May 2021	21.03	19.34	92,716
June 2021	21.16	20.93	42,729
July 2021	22.86	20.90	75,368
August 2021	22.79	20.00	111,643
September 2021	23.01	21.53	58,644
October 2021	22.11	21.34	20,922
November 2021	21.95	21.17	62,930
December 2021	22.01	19.90	106,857
January 2022	20.50	18.91	76,969
February 2022	23.65	19.80	174,532
March 2022	22.90	21.41	164,049
April 2022	22.97	20.29	134,287
May 1, 2022 to May 19, 2022	31.83	21.75	1,331,540

Notes

(1) The high and low figuresin thistable are intraday prices. The volume represent total amountstraded.

The following table summarizes the monthly ranges of high and low prices per Share, as well as the total monthly trading volumes of the Shares on the NASDAQ during the twelve-month period preceding the date of this Circular, as reported by Bloomberg:

Month(1)	High (US$)	Low (US$)	Volume
May 2021	17.34	15.64	114,889
June 2021	17.45	17.06	54,084
July 2021	18.19	16.64	78,374
August 2021	18.10	15.83	104,885
September 2021	18.51	17.01	84,554
October 2021	17.75	17.17	36,159
November 2021	17.64	16.63	104,035
December 2021	17.15	15.48	111,659
January 2022	16.17	14.92	90,298
February 2022	18.20	15.62	41,650
March 2022	18.31	16.88	32,441
April 2022	18.26	15.80	21,414
May 1, 2022 to May 19, 2022	24.51	16.85	1,317,199

Notes

(1) The high and low figuresin thistable are intraday prices. The volume represent total amountstraded.

On May 6, 2022, the last trading day on which the Shares traded prior to the Company's announcement that it had entered into the Arrangement Agreement, the closing price of the Shares on the TSX and NASDAQ was C$22.26 and US$17.06, respectively.

Material Changes in the Affairs of the Company

To the knowledge of the directors and executive officers of the Company and except as publicly disclosed or otherwise described in this Circular, there are no plans or proposals for material changes in the affairs of the Company.

Dividend Policy

The Company has not declared or paid any dividends to Shareholders. With the exception of any funds used to buy back Shares, the Company generally retains earnings for general corporate purposes to promote future growth. While the Arrangement Agreement does not restrict the Company's ability to declare or pay dividends or any other distributions on the Shares, it contains a price adjustment mechanism which would reduce the Consideration paid to Shareholders under the Arrangement in the event any dividends or distributions are declared and paid. At this time, the Board of Directors does not anticipate paying any dividends.

INFORMATION CONCERNING THE PURCHASER, PLUSGRADE AND THE SPONSORS

The Purchaser

The Purchaser, a corporation existing under the laws of Canada, is an entity created by Plusgrade and is a wholly owned subsidiary of Plusgrade, and was formed on April 4, 2022, solely for the purpose of engaging in the transactions contemplated by the Arrangement Agreement, and has not engaged in any business activities other than in connection with the transactions contemplated by the Arrangement Agreement and obtaining the financing contemplated by the Arrangement Agreement.

Plusgrade

Plusgrade is a leading ancillary revenue platform for the global travel industry. Over 80 airline, cruise and passenger rail companies trust Plusgrade to create new, meaningful revenue streams. Through its proprietary portfolio of solutions, Plusgrade has generated more than US$7 billion in new revenue opportunities for its partners while creating enhanced travel experiences for millions of their passengers. Plusgrade was founded in 2009 with headquarters in Montreal and has offices in New York and Singapore.

The Sponsors

CDPQ is a long-term institutional investor headquartered in Québec City with its principal place of business in Montréal, Québec. Founded in 1965 and governed by the Act respecting the Caisse de dépôt et placement du Québec, CDPQ invests constructively to generate sustainable returns over the long term. As a global investment group managing funds for public retirement and insurance plans, CDPQ works alongside its partners to build enterprises that drive performance and progress. CDPQ is active in the major financial markets, private equity, infrastructure, real estate and private debt. As of December 31, 2021, CDPQ held C$419.8 billion in net assets.

Founded in 1981, the Novacap group is a leading North American private equity firm with more than C$8 billion of assets under management that has invested in more than 100 platform companies and completed more than 150 add-on acquisitions. Applying its sector-focused approach since 2007 in Technology Media and Telecom, Industries and now Financial Services, the Novacap group's deep domain expertise can accelerate company growth and create long-term value. With experienced, dedicated investment and operations teams as well as substantial funding, the Novacap group has the resources and knowledge to build world-class businesses. The Novacap group has offices in Brossard, Québec and Toronto, Ontario.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to the disposition of Shares pursuant to the Arrangement by a Shareholder (a "Holder") that, for the purposes of the Tax Act and at all relevant times, (i) deals at arm's length with the Company and the Purchaser, (ii) is not affiliated with the Company or the Purchaser, and (iii) holds Shares as capital property. Generally, the Shares will be capital property to a Holder unless the Shares are held or were acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Holders of Shares held other than as capital property should consult their own tax advisors with respect to the tax consequences of the Arrangement.

This summary does not address the tax consequences to holders of Performance Options, PSUs, or RSUs or any holder who has acquired Shares on the exercise of an employee stock option (including Performance Options). Such holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") made publicly available in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account any other federal or any provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

This summary is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances.

Currency

For purposes of the Tax Act, Holders are generally required to compute their Canadian tax results using Canadian currency. Where an amount that is relevant in computing a Holder's Canadian tax results (including the adjusted cost base or proceeds of disposition of Shares) is expressed in a currency other than Canadian currency, such amount generally must be converted to Canadian currency using the rate of exchange quoted by the Bank of Canada on the day such amount first arose, or using such other rate of exchange as is acceptable to the CRA. As a result, Holders may realize gains and losses for Canadian tax purposes by virtue of fluctuations in the value of the U.S. dollar or other foreign currencies relative to the Canadian dollar.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty (a "Resident Holder"). Holders should confirm with their own tax advisors whether they are a Resident Holder. This summary is not applicable to a Holder (i) that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market property" rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act; (iv) that reports its "Canadian tax results" within the meaning of section 261 of the Tax Act in a currency other than Canadian currency; (v) that is exempt from tax under Part I of the Tax Act; or (vi) that has entered into a "derivative forward agreement" as defined in the Tax Act in respect of Shares. Such holders should consult their own tax advisors.

Certain holders resident in Canada whose Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Shares and all other "Canadian Securities" (as defined in the Tax Act) owned by such holder in the taxation year in which the election is made and in all subsequent taxation years be deemed to be capital property. Such holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Disposition of Shares under the Arrangement

Generally, a Resident Holder who disposes of Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the Consideration received by the Resident Holder under the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Resident Holder.

Generally, a Resident Holder is required to include in computing its income for a taxation year one- half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Holder in the year. A Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses for a taxation year in excess of taxable capital gains for that taxation year may be carried back and deducted in any of the three preceding taxation years or in any subsequent year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own tax advisors in this regard.

A Resident Holder (including a Dissenting Resident Holder, as hereinafter defined) that is throughout the year a "Canadian-controlled private corporation" or a "substantive CCPC" (each as defined in the Tax Act as it is proposed to be amended pursuant to the Notice of Ways and Means Motion dated April 7, 2022) may be liable to pay an additional tax on its "aggregate investment income" (as defined in the Tax Act) for the year, including amounts in respect of taxable capital gains and interest income. Such additional tax may be refundable in certain circumstances. Such Resident Holders should consult their own tax advisors in this regard.

Capital gains realized by an individual (including certain trusts) may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the potential application of alternative minimum tax.

Dissenting Resident Holders

A Resident Holder who is entitled to be paid fair value for such Resident Holder's Shares (a "Resident Dissenting Holder") pursuant to the exercise of Dissent Rights will be considered to have disposed of such Resident Dissenting Holder's Shares to the Purchaser in consideration for the amount so received. In general, the Resident Dissenting Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Resident Dissenting Holder's Shares exceeds (or is less than) the adjusted cost base of such Shares and any reasonable costs of disposition. For this purpose, proceeds of disposition will not include interest awarded by a court to the Resident Dissenting Holder. The treatment of capital gains and capital losses is discussed above under t he heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Disposition of Shares under the Arrangement".

Any interest awarded by a court to a Resident Dissenting Holder in connection with the Arrangement is required to be included in the Resident Dissenting Holder's income for the purposes of the Tax Act. A Resident Dissenting Holder should consult its own tax advisors in computing the amount of any taxable capital gain or allowable capital loss arising in connection with the Arrangement for the purposes of the Tax Act.

Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is not, and is not deemed to be, resident in Canada and does not use or hold Shares in connection with a business carried on in Canada (a "Non- Resident Holder"). A Non-Resident Holder should consult its own tax advisor. Under the Tax Act special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Shares under the Arrangement

A Non-Resident Holder should not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares under the Arrangement unless the Shares are or are deemed to be "taxable Canadian property" (within the meaning of the Tax Act) to the Non-Resident Holder at the disposition time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty.

In general, provided that the Shares are listed on a designated stock exchange (which currently includes the TSX) at the disposition time, such Shares will not be taxable Canadian property to a Non- Resident Holder unless, at any time during the 60-month period immediately preceding the disposition time, the following two conditions are satisfied simultaneously: (i) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such Shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if the Shares are considered to be taxable Canadian property of a Non-Resident Holder, the Non-Resident Holder may be exempt from tax under the Tax Act on any gain on the disposition of Shares if the Shares constitute "treaty protected property" (as defined in the Tax Act). Shares owned by a Non-Resident Holder will generally be treaty protected property if the gain from the disposition of such Shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

In the event that the Shares constitute taxable Canadian property but not treaty protected property to a Non-Resident Holder, then the tax consequences described above under "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Disposition of Shares under the Arrangement" will generally apply.

A Non-Resident Holder should consult its own tax advisor with regard to its tax obligations arising in connection with the Arrangement, including consideration of whether the Shares may be "taxable Canadian property" and with regard to any Canadian reporting requirements arising from the Arrangement.

Non-Resident Dissenting Holders

A Non-Resident Holder who is entitled to be paid fair value for such Non-Resident Holder's Shares (a "Non-Resident Dissenting Holder") pursuant to the exercise of Dissent Rights will be considered to have disposed of such Non-Resident Dissenting Holder's Shares to the Purchaser in consideration for the amount so received, and may realize a capital gain or capital loss in a manner similar to that discussed above under "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dissenting Resident Holders". As discussed above under "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Disposition of Shares under the Arrangement", any resulting capital gain will only be subject to tax under the Tax Act if the Shares are taxable Canadian property to the Non-Resident Dissenting Holder and are not treaty-protected property of the Non-Resident Dissenting Holder at that time. A Non-Resident Dissenting Holder should consult its own tax advisor regarding its tax obligations arising in connection with the Arrangement as set out under "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Disposition of Shares under the Arrangement".

The amount of any interest awarded by a court to a Non-Resident Dissenting Holder in connection with the Arrangement should not be subject to Canadian withholding tax provided that such interest is not "participating debt interest" (as defined in the Tax Act).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax consequences of the Arrangement to U.S. holders (as defined below) of Shares whose Shares are converted into the right to receive cash in the Arrangement. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to our Shareholders or to any particular holder of Shares in light of such holder's particular facts and circumstances. For purposes of this discussion, the term "U.S. holder" means a beneficial owner of Shares that holds such Shares as a capital asset (generally, property held for investment) and that is, for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the United States;

• a corporation (or any entity treated as a corporation) created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

• a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined under the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

• an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding Shares is urged to consult his, her or its own tax advisor.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended from time to time (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative decisions of the Internal Revenue Service (the "IRS"), each as of the date hereof and each of which is subject to change or differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion applies only to beneficial owners of Shares who are U.S. holders and hold Shares as capital assets within the meaning of the Code, and it does not apply to Shares received in connection with the exercise of Performance Options, RSUs, PSUs or otherwise as compensation, Shareholders who hold an equity interest, directly, indirectly or constructively, in Purchaser or an affiliate of Purchaser after the Arrangement, Shareholders who hold, directly, indirectly or constructively, 10% or more of the total combined voting power or of the total value of the stock of the Company, or certain types of beneficial owners who may be subject to special rules (such as insurance companies, banks, tax -exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, partnerships, S corporations or other pass-through entities (or investors therein), mutual funds, traders in securities who elect the mark-to-market method of accounting, Shareholders subject to the alternative minimum tax, U.S. expatriates or Shareholders who are former U.S. citizens or long-term U.S. residents, Shareholders that have a functional currency other than the U.S. dollar, holders other than U.S. holders (except as expressly noted below in respect of backup withholding), Shareholders required to report income no later than when such income is reported on an "applicable financial statement," or Shareholders who hold Shares as part of a hedge, straddle or a constructive sale or conversion transaction or other risk reduction or integrated transaction).

This discussion does not address the receipt of cash in connection with the cancellation of Performance Options, RSUs, PSUs or any matters relating to equity compensation or benefit plans. This discussion also does not address any aspect of state, local, non-U.S. or other tax laws, or the Medicare surtax on net investment income.

Disposition of Shares Pursuant to the Arrangement

The exchange of Shares for cash in the Arrangement will be a taxable transaction to U.S. holders, including any U.S. holder that properly exercises dissent rights, for U.S. federal income tax purposes. In general and subject to the discussions below under the heading "Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Considerations," a U.S. holder whose Shares are converted into the right to receive cash in the Arrangement (or in connection with the exercise of dissent rights) will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the U.S. dollars received with respect to such shares in the Arrangement (or in connection with the exercise of dissent rights) and the U.S. holder's adjusted tax basis in such shares (as determined in U.S. dollars) (other than, with respect to the exercise of dissent rights, amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income). Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same time and cost in a single transaction). Subject to the discussions below under the heading "Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Considerations", such gain or loss will be long-term capital gain or loss provided that a U.S. holder's holding period for such shares is more than one year at the time of the consummation of the Arrangement. Long- term capital gains of noncorporate U.S. holders, including individuals, generally are eligible for preferential rates of taxation. There are significant limitations on the deductibility of capital losses.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a "passive foreign investment company" (a "PFIC") for any taxable year, if after the application of certain "look-through" and related person rules, (a) at least 75% of its gross income is "passive income" as that term is defined in the relevant provisions of the Code (e.g., dividends, interest, royalties, or gains on the disposition of certain minority interests) or (b) at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, "passive income." Passive income includes dividends, royalties, rents, annuities, interest, income equivalent to interest, and net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gains from the commodities transactions.

The Company has not made any determination and expresses no view on whether it is or is not a PFIC and whether it has or has not been a PFIC in any previous years.

If the Company was classified as a PFIC for any taxable year during which a U.S. holder held Shares, such classification could result in adverse tax consequences to such U.S. holder, and U.S. federal income tax consequences of the receipt of cash by such U.S. holder in exchange for Shares materially different than those described above will generally apply (whether the U.S. holder disposes of its Shares pursuant to the Arrangement or otherwise). Generally, if the Company was treated as a PFIC for any taxable year during which a U.S. holder held Shares and the U.S. holder did not timely make or properly maintain a "qualified electing fund" election or a "mark-to-market" election, any gain on the disposition of such Shares would be treated as an "excess distribution" that would be allocated ratably over the U.S. holder's holding period. The amount of any such gain allocated to the current taxable year and any year prior to the first year in which the Company is a PFIC with respect to the U.S. holder would be taxed as ordinary income in the current year, and the amount allocated to each of the other taxable years during the U.S. holder's holding period would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year. Furthermore, an interest charge would be imposed on the tax liability, if any, resulting from amounts allocated to each of such other years, calculated as if such tax liability had been outstanding from the time such tax would have been due for the year to which the gain giving rise to the tax liability would be allocated.

If the Company was treated as a PFIC for any taxable year during which a U.S. holder held Shares and such U.S. holder timely made a mark-to-market election with respect to its Shares held during the first of those years (electing to recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its Shares and the holder's adjusted tax basis in its Shares, with corresponding adjustments to such holder's basis in its Shares), then the "excess distribution" regime described above will generally not apply. Instead, any gain recognized by such U.S. holder upon disposition of its Shares is treated as ordinary income. Any loss recognized on such a disposition is treated as an ordinary deduction, but only to the extent of the ordinary income that the U.S. holder has included pursuant to the mark-to-market election in prior tax years. If a U.S. holder held Shares for one or more taxable years during which the Company was treated as a PFIC and has not made a timely mark-to-market election with respect to its Shares held during the first of those years (even if such election was not available during the first of those years because the stock of the Company was not marketable), a coordination rule applies to ensure that a later mark-to-market election does not cause the holder to avoid the interest charge under the "excess distribution" regime described above with respect to amounts attributable to periods before the election was made. This discussion assumes that no U.S. holder has made a "qualified electing fund" election with respect to the Company.

U.S. holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their disposition of Shares in connection with the Arrangement, including any potential adverse tax consequences to them under the PFIC rules described above, the impact or availability of any elections, and any reporting requirement (including IRS Form 8621) that may apply if the Company were classified as a PFIC for any taxable year during which such U.S. holder held Shares.

Backup Withholding and Information Reporting

Backup withholding of tax (currently at a rate of 24%) may apply to cash payments received by a U.S. holder in the Arrangement, unless the U.S. holder or other payee provides a taxpayer identification number (social security number, in the case of individuals, or employer identification number, in the case of other U.S. holders), certifies, under penalties of perjury, that such number is correct, and otherwise complies with the backup withholding rules. U.S. holders should complete, date and sign the IRS Form W- 9 included as part of the Letter of Transmittal and return it to the depositary and paying agent, in order to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the paying agent. Certain non-U.S. holders receiving payments at an address in the United States may be required to provide a valid Form W -8BEN, W-8BEN- E or other applicable Form W-8 to avoid backup withholding. Failure to provide a correct, completed and signed IRS Form W-9 or an appropriate IRS Form W-8, as applicable, may subject a holder of Shares to U.S. federal income tax withholding on any payments made to such holder pursuant to the Arrangement. All holders are urged to consult their own tax advisors to determine whether they are exempt from these backup withholding requirements and to determine which form should be used to avoid backup withholding.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or a credit against a U.S. holder's U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Payments received in the Arrangement will also be subject to information reporting unless an exemption applies.

The discussion of U.S. federal income tax considerations set forth above is for general information only, is not legal or tax advice and is not intended to constitute a complete description of all tax consequences relating to the Arrangement. Each Shareholder is urged to consult his, her or its own tax advisor regarding the applicability of the rules discussed above to the Shareholder and the particular tax effects to the Shareholder of the Arrangement in light of such Shareholder's particular circumstances, the application of state, local, non-U.S., and other tax laws, and, if applicable, the tax consequences of the receipt of cash in connection with the cancellation of Performance Options, RSUs, PSUs or other equity- based employment compensation plans.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, to the knowledge of the directors or executive officers of the Company, as at the date of this Circular, there is no director or officer of the Company or any Subsidiary of the Company, or any person or company who beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all Shares of the Company, or any associate or affiliate of any of the foregoing, having any material interest, direct or indirect, in any transaction or proposed transaction since December 31, 2021, which has materially affected or would materially affect the Company or any of its Subsidiaries.

AUDITOR

The Company's auditor is KPMG LLP, Chartered Professional Accountants, Toronto, Ontario.

EXPENSES OF THE ARRANGEMENT

The aggregate fees and expenses expected to be incurred by the Company in connection with the Arrangement are estimated to be C$10.3 million, including legal, financial and tax advisory, filing and printing costs, the costs of preparing and mailing this Circular and fees in respect of the RBC Capital Markets Fairness Opinion and the Blair Franklin Fairness Opinion.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon for the Company by Davies Ward Phillips & Vineberg LLP, insofar as Canadian legal matters are concerned.

Certain legal matters in connection with the Arrangement will be passed upon for the Purchaser by Stikeman Elliott LLP, insofar as Canadian legal matters are concerned.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov as well as on the Company's website at www.Points.com. Information on the Company's website is not incorporated by reference in this Circular. Financial information is contained in the Company's consolidated financial statements and Management's Discussion and Analysis for the Company's most recently completed financial year.

In addition, copies of the Annual Information Form, financial statements, including the most recently available interim financial statements, as applicable, and Management's Discussion and Analysis as well as this Circular, all as filed on the Company's issuer profile on SEDAR and EDGAR, may be obtained by any person (without charge in the case of a Shareholder) upon request to the Secretary of the Company at 111 Richmond Street W., Suite 700, Toronto, Ontario M5H 2G4. The Company may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board of Directors for mailing to the Shareholders entitled to receive notice of the Meeting, to each director of the Company and to KPMG LLP, the auditor of the Company.

DATED as of this 20th day of May, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

OF POINTS.COM INC.

Robert MacLean

Chief Executive Officer

CONSENT OF RBC CAPITAL MARKETS

May 20, 2022

To:	The Board of Directors of Points.com Inc. (the "Company")

We refer to the management proxy circular (the "Circular") of the Company dated May 20, 2022 relating to the special meeting of shareholders of the Company to approve an arrangement under the Canada Business Corporations Act involving the Company and 13994384 Canada Inc.

We consent to the inclusion in the Circular of our fairness opinion dated May 6, 2022 and references to our firm name and our fairness opinion in the Circular. Our fairness opinion was given as of May 6, 2022 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of the Company shall be entitled to rely upon our opinion.

(signed) "RBC Capital Markets"

CONSENT OF BLAIR FRANKLIN CAPITAL PARTNERS INC.

May 20, 2022

To:	The Board of Directors of Points.com Inc. (the "Company")

We refer to the management proxy circular (the "Circular") of the Company dated May 20, 2022 relating to the special meeting of shareholders of the Company to approve an arrangement under the Canada Business Corporations Act involving the Company and 13994384 Canada Inc.

We consent to the inclusion in the Circular of our fairness opinion dated May 6, 2022 and references to our firm name and our fairness opinion in the Circular. Our fairness opinion was given as of May 6, 2022 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of the Company shall be entitled to rely upon our opinion.

(signed) "Blair Franklin Capital Partners Inc."

APPENDIX A

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Circular.

"Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only the Company and one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Arrangement Agreement relating to (a) any direct or indirect sale, disposition, alliance or joint venture (or any lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of assets (including voting or equity securities of, or securities convertible into or exercisable or exchangeable for voting or equity securities of, Subsidiaries of the Company) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or 20% or more of the voting or equity securities of the Company (including securities convertible into or exercisable or exchangeable for voting or equity securities), (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction, in a single transaction or a series of related transactions, that, if consummated, would result in such Person or group of Persons beneficially owning, or exercising control or direction over, 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for such voting or equity securities) of the Company or any of its Subsidiaries then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for such voting or equity securities), or (c) any arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license, in a single transaction or series of transactions involving the Company or any of its Subsidiaries.

"affiliate" has the meaning specified in NI 45-106 - Prospectus Exemptions as in effect on the date of the Arrangement Agreement.

"allowable capital loss" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Disposition of Shares under the Arrangement".

"Annual Information Form" means the annual information form of the Company dated March 9, 2022 in respect of the Company's financial year ended December 31, 2021.

"ARC" has the meaning ascribed to it under "The Arrangement - Regulatory Matters - Required Regulatory Approvals - Competition Act Approval".

"Arrangement" means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated May 6, 2022 between the Company and the Purchaser, including all schedules annexed thereto, as it may be amended, supplemented or otherwise modified in writing from time to time in accordance with its terms.

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Meeting, attached as Appendix B to this Circular.

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form satisfactory to the Company and the Purchaser, each acting reasonably.

"associate" has the meaning specified in the Securities Act (Ontario) as in effect on the date of the Arrangement Agreement.

"Beneficial Shareholder" means a non-registered, beneficial holder of Shares whose Shares are held through an Intermediary.

"Blair Franklin" means Blair Franklin Capital Partners Inc., independent financial advisor to the Board of Directors.

"Blair Franklin Fairness Opinion" means the written fairness opinion of Blair Franklin dated May 6, 2022, attached as Appendix E to this Circular.

"Board of Directors" means the board of directors of the Company as constituted from time to time.

"Board Recommendation" has the meaning ascribed to it under "The Arrangement - Recommendation of the Board of Directors".

"Broadridge" means Broadridge Financial Solutions, Inc.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are required to be closed for business in Toronto, Ontario or Montréal, Québec.

"CBCA" means the Canada Business Corporations Act, as amended.

"CDPQ" means Caisse de dépôt et placement du Québec or one of its affiliates.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"Change in Recommendation" has the meaning ascribed to it under "The Arrangement Agreement - Termination of the Arrangement".

"Circular" means this management proxy circular of the Company dated May 20, 2022, together with all appendices thereto, distributed to Shareholders in connection with the Meeting.

"Closing" means the closing of the transactions contemplated by the Arrangement Agreement.

"Code" has the meaning ascribed to it under "Certain United States Federal Income Tax Considerations".

"Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act or his/her designee.

"Company" means Points.com Inc.

"Competition Act" means the Competition Act (Canada).

"Competition Act Approval" means, in respect of the transactions contemplated by the Arrangement Agreement, the occurrence of one or more of the following: (i) the issuance of an ARC that has not been rescinded, or (ii) both of (A) the receipt of a No Action Letter, and (B) the expiry, waiver or termination of any applicable waiting periods under section 123 of the Competition Act.

"Confidentiality Agreement" means the confidentiality and non-disclosure agreement entered into between the Company and Plusgrade Parent L.P. on October 19, 2021.

"Computershare" means Computershare Trust Company of Canada, the Company's transfer agent.

"Confidentiality Agreement" means the confidentiality and non-disclosure agreement entered into between the Company and Plusgrade on October 19, 2021.

"Consideration" means US$25.00 in cash per Share.

"Contract" means any written or oral agreement, commitment, engagement, contract, franchise, licence, lease, sublease, obligation, note, bond, mortgage, indenture, deferred or conditioned sale agreement, general sales agent agreement, undertaking or joint venture, in each case, together with any amendment, modification or supplement thereto, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

"Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

"COVID-19" means SARS-CoV-2 or COVID-19, and any evolutions, mutations or variances thereof or related or associated epidemics, pandemics or disease outbreaks.

"COVID-19 Measures" means commercially reasonable actions which a Person reasonably believes necessary to take or refrain from taking in the operation of their business as a result of COVID-19 in order to comply with any health, quarantine, "shelter in place", "stay at home", workforce reduction, social distancing, curfew, shut down, closure, safety, sequester, travel restrictions or other similar Laws, or any other similar directives issued by any Governmental Entity in connection with or in response to COVID-19.

"Davies" means Davies Ward Phillips & Vineberg LLP, counsel to the Company.

"Debt Commitment Letter" has the meaning ascribed to it under "The Arrangement - Sources of Funds for the Arrangement".

"Debt Financing" has the meaning ascribed to it under "The Arrangement - Sources of Funds for the Arrangement".

"Debt Financing Sources" means the debt financing sources identified in, and any other Person who becomes a financing source in respect of, the Debt Financing pursuant to the Debt Commitment Letter.

"Depositary" means Computershare Investor Services Inc. or such other person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

"Director" means the Director appointed pursuant to section 260 of the CBCA.

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

"Dissenting Shareholder" means a Registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such Registered Shareholder.

"DRS Advice" means a direct registration statement (DRS) advice.

"DOJ" has the meaning ascribed to it under "The Arrangement - Regulatory Matters - Required Regulatory Approvals - HSR Act".

"EDGAR" means the Electronic Data Gathering, Analysis, and Retrieval system maintained for purposes of filings made under the Securities Act of 1933 (United States), the Exchange Act and other statutes.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m.(Toronto time) on the Effective Date, or such other time as the Company and the Purchaser agree to in writing before the Effective Date.

"Employee Share Unit Plan" means the employee share unit plan of the Company dated March 7, 2012, as amended on November 6, 2013.

"Equity Commitment Letter" has the meaning ascribed to it under "The Arrangement - Sources of Funds for the Arrangement".

"Equity Financing" has the meaning ascribed to it under "The Arrangement - Sources of Funds for the Arrangement".

"Equity Financing Sources" means the equity financing sources identified in, and any other Person which becomes a financing source in respect of, the Equity Financing pursuant to the Equity Commitment Letter.

"Estimated Additional PSUs" and "Estimated Additional RSUs" have the meaning ascribed to such terms under "The Arrangement - Regulatory Matters - Business Combination Under MI 61-101".

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Exchanges" means the TSX and the NASDAQ.

"Existing Financing Instruments" means, collectively the credit agreement dated December 10, 2019 among, inter alia, the Company, as borrower, and the Royal Bank of Canada, as agent, and the other financial institutions thereto, as amended on June 3, 2020, on November 23, 2020 and on November 10, 2021.

"Final Order" means the final order of the Court made pursuant to Section 192 of the CBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

"Financing" has the meaning ascribed to it under "The Arrangement - Sources of Funds for the Arrangement".

"Financing Commitments" has the meaning ascribed to it under "The Arrangement - Sources of Funds for the Arrangement".

"Financing Sources" means any Debt Financing Sources or any Equity Financing Sources, together with such person's successors, assigns, affiliates and Representatives and their respective successors, assigns, affiliates and Representatives.

"FTC" has the meaning ascribed to it under "The Arrangement - Regulatory Matters - Required Regulatory Approvals - HSR Act".

"Funds Available" means, with respect to the Company and its Subsidiaries, the sum of cash and cash equivalents, funds receivable from payment processors and cash held in trust, in each case, as determined in accordance with IFRS as applied by the Company and its Subsidiaries on a basis consistent with their past practices.

"Governmental Entity" means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (d) any Securities Authority or stock exchange, including the Exchanges.

"Guarantee" has the meaning ascribed to it under "The Arrangement - Limited Guarantee".

"Guarantors" means, collectively, those entities that have signed the Guarantee and "Guarantor" means anyone of them.

"Holder" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations".

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

"HSR Clearance" means that the applicable waiting period (including any extension thereof) pursuant to the HSR Act shall have expired or been terminated.

"IFRS" means generally accepted accounting principles as set out in the CPA Canada Handbook - Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards.

"Incentive Plans" means (a) the Stock Option Plan, (b) the Employee Share Unit Plan and (c) the Legacy Stock Option Plan.

"Incentive Securities" means, collectively, the Performance Options, the PSUs and the RSUs.

"Indebtedness" means, with respect to any Person, without duplication: (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all capitalized leases or purchase money obligations of such Person, (d) all obligations under credit card processing arrangements, (e) all monetary obligations of such Person owing under Swap Contracts or similar financial instruments (which amount shall be calculated based on the amount that would be payable by such Person if the relevant Contract or instrument were terminated on the date of determination), (f) all guarantees (excluding, for certainty, any guarantees in favour of any loyalty program partners), indemnities or financial assistance of, or in respect of, any Indebtedness of any other Person, (g) all reimbursement obligations with respect to letters of credit and letters of guarantee, and (h) all obligations in respect of bankers' acceptances.

"Intellectual Property" means all intellectual property, in any jurisdiction throughout the world, whether or not registrable, including all: (a) patents, applications for patents and reissues, divisionals, continuations, renewals, re-examinations, extensions and continuations-in-part of patents or patent applications, (b) proprietary and non public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, models, formulas, algorithms, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing, (c) copyrights, copyright registrations and applications for copyright registration, (d) integrated circuit, topographies, integrated circuit topography registrations and applications, mask works, mask work registrations and applications, (e) designs, design registrations, design registration applications, industrial designs, industrial design registrations and industrial design applications, (f) trade names, business names, corporate names, domain names, social media accounts and user names, social media identifiers and identities, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing, (g) all intellectual property rights in and to software and technology, and (h) any other intellectual property and industrial property rights throughout the world, however denominated, together with all licenses of and to any of the foregoing.

"Interim Order" means the interim order of the Court made pursuant to section 192 of the CBCA, attached as Appendix F to this Circular, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

"Intermediary" has the meaning ascribed to it under "Information Concerning the Meeting - How to Vote".

"IRS" has the meaning ascribed to it under "Certain United States Federal Income Tax Considerations".

"Laurel Hill" means Laurel Hill Advisory Group.

"Law" means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and, to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity, as amended.

"Legacy Stock Option Plan" means the stock option plan of the Company dated January 17, 2000, as amended from time to time.

"Letter of Transmittal" means the letter of transmittal forms to be delivered by the Company to the Registered Shareholders in connection with the Arrangement, a copy of which is available under the

Company's profile on SEDAR at www.sedar.com.

"Liens" means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Loyalty Commerce Platform" means the open application program interface based transaction processing platform of the Company designated as its "Loyalty Commerce Platform" which provides services to integrate with loyalty programs and processes transactions exchanging loyalty and fiat currencies.

"Matching Period" has the meaning ascribed to it under "The Arrangement Agreement - Covenants - Right to Match".

"Material Adverse Effect" means any change, event, occurrence, effect, state off acts and/or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition, liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a) any change, event, occurrence, effect, state of facts or circumstance generally affecting the loyalty industry in which the Company and/or its Subsidiaries operate;

(b) any change, event or occurrence in general economic, political, or financial conditions in any jurisdiction in which the Company or its Subsidiaries operate, including changes in currency exchange rates;

(c) any hurricane, flood, tornado, earthquake or other natural disaster, epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any worsening of such conditions existing as of the date of the Arrangement Agreement;

(d) any commencement or escalation of a war (whether or not declared), armed hostilities or acts of crime or terrorism;

(e) any change in Law, IFRS or change in regulatory accounting or tax requirements, or in the interpretation, application or non-application of the foregoing by any Governmental Entity;

(f) any specific action taken (or omitted to be taken) by the Company or any of its Subsidiaries that is expressly required to be taken (or omitted to be taken) pursuant to the Arrangement Agreement or with the prior written consent or at the written direction of the Purchaser;

(g) any change in the market price or trading volume of the Shares (it being understood that the causes underlying such change in market price or trading volume may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(h) any failure by the Company to meet any internal forecasts, projections or earnings guidance or expectations, or any external forecasts, projections or earnings guidance or expectations provided or publicly released by the Company or equity analysts for any period (it being understood that the causes underlying such matters may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(i) any proceeding or threatened proceeding relating to the Arrangement Agreement or the Arrangement (it being understood that the causes underlying such proceeding may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred); or

(j) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any Governmental Entity or any of their current or prospective employees, customers, members of loyalty programs, securityholders, financing sources, vendors, distributors, suppliers or partners, in each case only to the extent resulting from the announcement of the Arrangement Agreement or the Arrangement or the implementation of the Arrangement, but, in the case of clauses (a) through to and including (e) above, only to the extent that any such change, event, occurrence, effect, state of facts or circumstance does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other entities operating in the loyalty industry in which the Company and/or its Subsidiaries operate; in addition, for certainty, references in certain sections of the Arrangement Agreement, or in any section of the Company's disclosure letter to the Purchaser to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

"Material Contract" means any Contract:

(a) under which the Company or its Subsidiaries has generated gross profit during the fiscal year ended December 31, 2021, or is expected to generate gross profit during the fiscal year ending December 31, 2022 (based on the Company's plan in respect of the fiscal year ending December 31, 2022), in excess of certain specified amounts;

(b) under which the Company or its Subsidiaries have made payments (excluding payments relating to the purchase of loyalty points to customers, partners or loyalty programs) in excess of a specified amount during the fiscal year ended December 31, 2021, or is obligated to make payment in excess of a specified amount in any twelve-month period;

(c) under which the Company or its Subsidiaries have made payments relating to the purchase of loyalty points to customers, partners or loyalty programs in excess of a specified amount during the fiscal year ended December 31, 2021, or is obligated to make paymentin excess of a specified amount in any twelve-month period;

(d) that relates to any material joint venture or strategic alliance;

(e) relating to (i) the Existing Financing Instruments or any other Indebtedness (currently outstanding or which may become outstanding) of the Company or any of its Subsidiaries or (ii) the guarantee of any liabilities or obligations of a Person other than the Company or any of its Subsidiaries,in each case excluding (a) any monetary obligations ofsuch Person owing under Swap Contracts or similar financial instruments entered into in the Ordinary Course, (b) guarantees or intercompany liabilities or obligations between two or more Persons each of whom is a Subsidiary of the Company or between the Company and one or more Persons each of whom is a Subsidiary of the Company, and (c) any revenue guarantees in favour of customers, partners or loyalty programs in the Ordinary Course;

(f) restricting the incurrence of Indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company;

(g) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange (including any put, call or similar right), any property or asset where the purchase or sale price or agreed value of such property or asset exceeds a specified amount;

(h) that (i) limits or restricts in any material respect the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area or the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services, or (ii) creates an exclusive dealing arrangement or "most favoured nation" obligation, or grants a third party a right of first offer or refusal in respect of material assets of the Company or any of its Subsidiaries;

(i) under which the Company or any of its Subsidiaries has any revenue guarantee in favour of a customer, partner or loyalty program, in each case, in excess of a specified amount in respect of the fiscal year ending December 31, 2022;

(j) providing for any payment processing or credit card processing services provided by or to the Company and any of its Subsidiaries;

(k) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(l) relating to the sale or purchase of (or otherwise relating to transfer of) any material Intellectual Property or exclusive license or right in respect thereto, including the Loyalty Commerce Platform;

(m) that obligates the Company or any of its Subsidiaries to make any capital investment, commitment (other than revenue guarantees or similar obligations in favour of customers, partners or loyalty programs) or expenditure in excess of a certain specified amount;

(n) any Contract (other than Contracts referred to in (a) through (m) above) which has been or would be required by Securities Laws to be filed by the Company with the Securities Authorities; or

(o) that is otherwise material to the Company and its Subsidiaries, taken as a whole;

and includes each of the Contracts listed in Paragraphs (23)(a), (27)(a), (27)(f) and (29)(f) of Schedule C to the Arrangement Agreement, provided that, in each of the foregoing cases, if a Contract has been amended, modified, supplemented or renewed, any reference to the Contract shall refer to the Contract as so amended, modified, supplemented or renewed.

"Meeting" means the special meeting of Shareholders to be held on June 23, 2022 and any adjournment or postponement thereof.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"NASDAQ" means the NASDAQ Capital Market.

"Non-Resident Dissenting Holder" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Non-Resident Dissenting Holders".

"Non-Resident Holder" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada".

"Notifiable Transaction" has the meaning ascribed to it under "The Arrangement - Regulatory Matters - Required Regulatory Approvals - Competition Act Approval".

"Notifications" has the meaning ascribed to it under "The Arrangement - Regulatory Matters - Required Regulatory Approvals - Competition Act Approval".

"No-Action Letter" has the meaning ascribed to it under "The Arrangement - Regulatory Matters - Required Regulatory Approvals - Competition Act Approval".

"Novacap" means, collectively, Novacap TMT VI, L.P., Novacap International TMT VI, L.P., Novacap International TMT VI-A, L.P., NVC TMT VI, L.P., NVC TMT VI-A, L.P., NVC TMT VI (S.P.), L.P., and NVC TMT VI-A (S.P.), L.P.

"officer" has the meaning specified in the Securities Act (Ontario), as in effect on the date of the Arrangement Agreement.

"Options" means options to purchase Shares issued pursuant to the Stock Option Plan, other than Performance Options, Vested Performance Options or Unvested Performance Options.

"Ordinary Course" means, with respect to an action taken (or omission to take any action) by a Party or any of its Subsidiaries,that such action or omission is consistent in nature and scope with the past practices of such Party or such Subsidiary in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary.

"OSC" means the Ontario Securities Commission.

"Outside Date" means August 15, 2022; provided that either Party may postpone the Outside Date by a period of not less than 10 Business Days and not more than 30 days per postponement if the condition in Section 6.1(3) (Regulatory Approvals) of the Arrangement Agreement has not been satisfied and such failure is not the result of a non-appealable decision of a Governmental Entity, by giving written notice to the other to such effect no later than the date that is not less than five Business Days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties; provided further that, notwithstanding the foregoing, neither Party shall have the right to postpone the Outside Date if the failure to satisfy the condition in Section 6.1(3) (Regulatory Approvals) of the Arrangement Agreement has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; and provided further that the Outside Date shall be postponed to no later than October 31, 2022.

"Parties" means the Company and the Purchaser and "Party" means any one of them.

"Performance Options" means all outstanding options to purchase Shares issued pursuant to the Stock Option Plan which are subject to performance conditions, including the Vested Performance Options and the Unvested Performance Options.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"PFIC" has the meaning ascribed to it under "Certain United States Federal Income Tax Considerations".

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Appendix C of this Circular, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"Plusgrade" means Plusgrade L.P., a limited partnership established pursuant to the laws of the province of Québec or, in accordance with the terms of the Arrangement Agreement, any of its successors or permitted assigns.

"Points" means Points.com Inc.

"Proposed Amendments" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations".

"PSUs" means the outstanding performance share units issued pursuant to the Employee Share Unit Plan.

"pull-and-refile" has the meaning ascribed to it under "The Arrangement - Regulatory Matters - Required Regulatory Approvals - HSR Act".

"Purchaser" means 13994384 Canada Inc., a corporation existing under the laws of Canada or, in accordance with the terms of the Arrangement Agreement, any of its successors or permitted assigns.

"RBC Capital Markets" means RBC Dominion Securities Inc., a member company of RBC Capital Markets, financial advisor to the Company.

"RBC Capital Markets Fairness Opinion" means the written fairness opinion of RBC Capital Markets dated May 6, 2022, attached as Appendix D to this Circular.

"Record Date" has the meaning ascribed to it under "Information Concerning the Meeting - Record Date and Quorum".

"Registered Shareholder" means a registered holder of Shares as recorded in the register maintained by Computershare, the Company's transfer agent.

"Representatives" has the meaning ascribed to it under "The Arrangement Agreement - Covenants - Non- Solicitation".

"Resident Dissenting Holder" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dissenting Resident Holders".

"Resident Holder" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada".

"Reverse TerminationFee" has the meaning ascribed to it under "The Arrangement Agreement - Reverse Termination Fee".

"Reverse Termination Fee Event" has the meaning ascribed to it under "The Arrangement Agreement - Reverse Termination Fee".

"RSUs" means all outstanding restricted share units issued under the Employee Share Unit Plan.

"SEC" means the United States Securities and Exchange Commission.

"second request" has the meaning ascribed to it under "The Arrangement - Regulatory Matters - Required Regulatory Approvals - HSR Act".

"Securities Authority" means the OSC and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada, the SEC and the Exchanges .

"Securities Laws" means the Securities Act (Ontario), the Securities Act of 1933 (United States), and the Exchange Act, in each case together with all other applicable securities Laws, rules and regulations and published policies thereunder or under any other federal, provincial, state or territory securities Laws of Canada or the United States and the rules and regulations published thereunder, and the rules and published policies of the Exchanges.

"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Securities Authorities.

"Settled Share Units" has the meaning ascribed to it under "The Arrangement - Arrangement Steps".

"Share Purchase Trust" means the trust established by the employee benefit plan trust agreement dated March 27, 2012 between the Company and Computershare for purposes of acquiring and holding Shares in furtherance of settlement of RSUs and PSUs under the Employee Share Unit Plan.

"Shareholders" means collectively, Registered Shareholders and Beneficial Shareholders.

"Shares" means common shares in the capital of the Company.

"Sponsors" means Novacap and CDPQ.

"Stikeman" means Stikeman Elliott LLP, Canadian counsel to the Purchaser.

"Stock Option Plan" means the stock option plan of the Company dated March 2, 2016, as amended on November 13, 2019.

"Subsidiary" has the meaning specified in NI 45-106 as in effect on the date of the Arrangement Agreement; and for the purposes of the Arrangement Agreement, "control" shall also have the meaning specified in NI 45-106 as in effect on the date of the Arrangement Agreement.

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal from a Person or group of Persons at arm's length with the Company to acquire not less than all of the outstanding Shares not already owned by such Person or group of Persons or all or substantially all of the assets of the Company on a consolidated basis that (a) complies with applicable Laws and did not result from or involve a breach of Article 5 of the Arrangement Agreement, (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal and their respective affiliates, (c) is made by a Person or group of Persons who has demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisers and its outside legal counsel), that it has (i) adequate cash on hand and/or (ii) is not subject to any financing condition or contingency, and has fully committed financing from a bank or other financial institution, private equity or similar fund or organization required to complete such Acquisition Proposal at the time and on the basis set out therein, (d) is not subject to any due diligence or access condition, and (e) that the Board of Directors determines in its good faith judgment, after receipt of advice from its financial advisers and its outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and Person or group of Persons making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2) of the Arrangement Agreement).

"Superior Proposal Notice" has the meaning ascribed to it under "The Arrangement Agreement - Covenants - Right to Match".

"Supplementary Information Requests" has the meaning ascribed to it under "The Arrangement - Regulatory Matters - Required Regulatory Approvals - Competition Act Approval".

"Support and Voting Agreements" means each of the support and voting agreements dated May 6, 2022 between the Purchaser and the Supporting Shareholders.

"Supporting Shareholders" means all of the those persons who have entered into Support and Voting Agreements, being all of the directors and officers of the Company as particularized in the table under "The Arrangement - Regulatory Matters - Business Combination Under MI 61-101".

"Swaps" means any transaction which is a derivative, rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures Contract or other similar transaction (including any option with respect to any of these transactions or any combination of these transactions).

"Tax Act" means the Income Tax Act (Canada) together with the regulations promulgated thereunder.

"taxable capital gain" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Disposition of Shares under the Arrangement".

"Termination Fee" has the meaning ascribed to it under "The Arrangement Agreement - Termination Fee".

"Termination Fee Event" has the meaning ascribed to it under "The Arrangement Agreement - Termination Fee".

"third-party proxyholder" has the meaning ascribed to it under "Information Concerning the Meeting - Appointment and Revocation of Proxies".

"Transaction Related Payment" has the meaning ascribed to it under "The Arrangement - Interest of Certain Persons in the Arrangement - Transaction Related Payment".

"Trust Shares" has the meaning ascribed to it under "The Arrangement - Arrangement Steps".

"TSX" means the Toronto Stock Exchange.

"Unvested Performance Options" has the meaning ascribed to it under "The Arrangement - Interest of Certain Persons in the Arrangement - Treatment of Incentive Securities".

"US Equivalent" means, in respect of Vested Performance Options which have an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the date that is one (1) Business Day immediately preceding the Effective Date.

"U.S. holder" has the meaning ascribed to it under "Certain United States Federal Income Tax Considerations".

"Vested Performance Options" has the meaning ascribed to it under "The Arrangement - Interest of certain Persons in the Arrangement - Treatment of Incentive Securities".

"Wilful Breach" means with respect to any representation, warranty, agreement or covenant in the Arrangement Agreement, a material breach of the Arrangement Agreement that is a consequence of an act or omission by the Party committing the breach with the actual knowledge and intent that the taking of such act or failure to act, as applicable, would, or would be reasonably expected to, cause a breach of the Arrangement Agreement.

APPENDIX B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(1) The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") of Points.com Inc. (the "Company"), pursuant to the arrangement agreement (as it may from time to time be amended, modified or supplemented, the "Arrangement Agreement") among the Company and 13994384 Canada Inc. dated May 6, 2022, all as more particularly described and set forth in the management proxy circular of the Company dated May 20, 2022 (as it may from time to time be amended, modified or supplemented, the "Circular"), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

(2) The plan of arrangement involving the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the "Plan of Arrangement"), the full text of which is set out as Appendix C to the Circular, is hereby authorized, approved and adopted.

(3) The (i) Arrangement Agreement and all transactions contemplated therein, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4) Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company (the "Shareholders") or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List) (the "Court"), the directors of the Company are hereby authorized and empowered, at their discretion, without notice to or approval of the Shareholders, (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

(5) Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to make or cause to be made an application to the Court for an order approving the Arrangement and to execute and deliver or cause to be executed and delivered, for filing with the Director under the CBCA, articles of arrangement and all such other documents and instruments as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement or any such other document or instrument.

(6) Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver or cause to be executed and delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

B-1

APPENDIX C

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

Section 1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Arrangement" means the arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan ofArrangement, subjectto any amendments or variations made to the Plan of Arrangement in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated as of May 6, 2022 among the Purchaser and the Corporation (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

"Articles of Arrangement" means the articles of arrangement of the Corporation in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Montreal, Québec.

"CBCA" means the Canada Business Corporations Act.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"Circular" means the notice of the Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement.

"Consideration" means the consideration to be received by the Shareholders pursuant to this Plan of Arrangement, consisting of US$25.00 in cash per Share, subject to adjustment in the manner and in the circumstances contemplated in Section 2.11 of the Arrangement Agreement.

"Corporation" means Points.com Inc., a corporation existing under the laws of Canada.

"Corporation 2016 Stock Option Plan" means the stock option plan of the Corporation dated March 2, 2016, as amended on November 13, 2019.

"Corporation Employee Share Unit Plan" means the employee share unit plan of the Corporation dated March 7, 2012, as amended on November 6, 2013.

"Corporation Legacy Stock Option Plan" means the stock option plan of the Corporation dated January 17, 2000, as amended from time to time.

"Court" means the Ontario Superior Court of Justice (Commercial List).

"Depositary" means, in its capacity as depositary for the Arrangement, such Person as the Corporation and the Purchaser agree to engage as depositary for the Arrangement.

"Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Dissent Rights" has the meaning specified in Section 3.1.

"Dissenting Holder" means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

"DRS Advice" has the meaning specified in Section 4.1(2).

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing.

"Exchanges" means the Toronto Stock Exchange and the NASDAQ Capital Market.

"Final Order" means the final order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal.

"Governmental Entity" means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision, agent or authority of any of the foregoing; (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any Securities Authority or stock exchange, including the Exchanges.

"Incentive Plans" means (a) the Corporation 2016 Stock Option Plan, (b) the Corporation Employee Share Unit Plan and (c) the Corporation Legacy Stock Option Plan.

"Incentive Securities" means, collectively, the Performance Options, the PSUs and the RSUs.

"Interim Order" means the interim order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

"Law" means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity, as amended.

"Letter of Transmittal" means the letter of transmittal sent to the Shareholders for use in connection with the Arrangement.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Meeting" means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

"Parties" means the Corporation and the Purchaser and "Party" means any one of them.

"Performance Options" means all outstanding options to purchase Shares issued pursuant to the Corporation 2016 Stock Option Plan which are subject to performance conditions, including the Vested Performance Options and the Unvested Performance Options.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"PSUs" means all outstanding performance share units issued under the Corporation Employee Share Unit Plan.

"Purchaser" means 13994384 Canada Inc., a corporation existing under the laws of Canada or, in accordance with Section 8.12 of the Arrangement Agreement, any of its successors or permitted assigns.

"RSUs" means all outstanding restricted share units issued under the Corporation Employee Share Unit Plan.

"Securities Authority" means the OSC, the SEC and any other applicable securities commissions or securities regulatory authority of a province, state or territory of Canada or the United States, including the Exchanges.

"Securityholders" means, collectively, the Shareholders and the holders of Incentive Securities.

"Settled Share Units" has the meaning ascribed thereto in Section 2.3(4).

"Share Purchase Trust" means the trust established by the employee benefit plan trust agreement dated March 27, 2012 between the Corporation and Computershare Trust Company of Canada for purposes of acquiring and holding Shares in furtherance of settlement of RSUs and PSUs under the Corporation Employee Share Unit Plan.

"Shareholders" means the registered or beneficial holders of the Shares, as the context requires.

"Shares" means the common shares in the share capital of the Corporation.

"Trust Shares" has the meaning ascribed thereto in Section 2.3(4).

"Unvested Performance Options" means all outstanding unvested Performance Options.

"US Equivalent" means, in respect of Vested Performance Options which have an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the date that is one (1) Business Day immediately preceding the Effective Date.

"Vested Performance Options" means all outstanding vested Performance Options.

"Tax Act" means the Income Tax Act (Canada).

Section 1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1) Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2) Currency. All references to U.S. dollars or to US$ are references to United States dollars. All references to dollars or to $ are references to Canadian dollars.

(3) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4) Certain Phrases and References, etc. The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation," (ii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of," and (iii) unless stated otherwise, "Article" and "Section", followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms "Plan of Arrangement", "hereof", "herein" and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5) Statutes. Any reference to a Law refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6) Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(7) Date for Any Action. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(8) Time References. References to time are to local time, Toronto, Ontario.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Corporation, all Shareholders (including Dissenting Holders), all holders of Incentive Securities, the trustee under the Share Purchase Trust and the Share Purchase Trust, the registrar and transfer agent of the Corporation, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3	Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective at five minute intervals starting at the Effective Time:

(1) each Vested Performance Option shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and surrendered by such holder to the Corporation in exchange for, in respect of each Vested Performance Option for which the Consideration exceeds the exercise price, an amount in cash from the Corporation equal to the Consideration less the applicable exercise price (or, in respect of a Vested Performance Option that has an exercise price denominated in Canadian dollars, the US Equivalent thereof) in respect of such Vested Performance Option, less any applicable withholdings pursuant to Section 4.3, and such Vested Performance Option shall immediately be cancelled. For greater certainty, where the exercise price (or, in respect of a Vested Performance Option that has an exercise price denominated in Canadian dollars, the US Equivalent thereof) of any Vested Performance Option is greater than or equal to the Consideration, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Vested Performance Option the Consideration or any other amount in respect of such Vested Performance Option, and the Vested Performance Option shall be immediately cancelled;

(2) each Unvested Performance Option shall, without any further action by or on behalf of the holder thereof, immediately be cancelled;

(3) each unvested RSU and PSU shall, notwithstanding the terms of any Incentive Plan or any award or similar agreement pursuant to which any Incentive Securities were granted or awarded, as applicable, be deemed to have been vested;

(4) an aggregate number of RSUs and PSUs equal to the number of Shares held in the Share Purchase Trust (the "Settled Share Units"), if any, shall be settled in exchange for one Share (all such Shares delivered in settlement, the "Trust Shares") for each such Settled Share Unit and, without any further action by or on behalf of the holders of each such Settled Share Unit, the Corporation, the trustee under the Share Purchase Trust or the Share Purchase Trust, each such Trust Share shall thereupon be held by the Share Purchase Trust for and on behalf of the holders of each such Settled Share Unit (subject to any withholding in accordance with Section 4.3) and each such Settled Share Unit shall be immediately cancelled; provided that the aggregate number of RSUs and PSUs to be so settled shall be allocated between RSUs and PSUs, and among holders, pro rata based on the number of RSUs and/or PSUs held by each holder relative to the aggregate number of RSUs and PSUs outstanding immediately prior to such settlement;

(5) each Trust Share shall be transferred without any further action by or on behalf of the trustee under the Share Purchase Trust, the Share Purchase Trust or any holder of Settled Share Units, to the Purchaser in exchange for the Consideration, and in connection therewith: (A) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of Trust Shares, shall thereupon be held by the Depositary as agent for and on behalf of holders of Settled Share Units (which amount, following the completion of the Plan of Arrangement, shall be transferred to the Corporation to be held on behalf of the applicable holders and paid to such holders in accordance with Section 4.1(3) (subject to any withholding in accordance with Section 4.3)), (B) the holder of each such Trust Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the amount determined in accordance with this Section 2.3(5), and (C) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Trust Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;

(6) each RSU and PSU that remains outstanding (for greater certainty, not including the Settled Share Units settled in accordance with Section 2.3(4)) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Corporation in exchange for an amount in cash from the Corporation equal to the Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3) less any applicable withholdings pursuant to Section 4.3, and each such RSU and PSU shall immediately be cancelled; for greater certainty following this step: (i) each former holder of Incentive Securities shall have ceased to be a holder of such Incentive Securities, (ii) the Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities shall be terminated and shall be of no further force and effect, and (iii) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled pursuant to this Section 2.3, at the time and in the manner specified in this Plan;

(7) each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further action by or on behalf of the holder thereof to the Purchaser, and:

(a) such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to be paid the fair value of its Shares by the Purchaser in accordance with Section 3.1;

(b) such Dissenting Holder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(8) concurrently with step (7) above, each outstanding Share (for greater certainty, other than the Trust Shares or Shares held by Dissenting Holders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings pursuant to Section 4.3, and:

(a) the holder of each such Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(b) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of such outstanding Shares, shall thereupon be held by the Depositary as agent for and on behalf of the former holders of such Shares, to be paid to such holders following the completion of the Plan of Arrangement in accordance with Section 4.1;

(c) such holder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(d) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

ARTICLE 3

DISSENT RIGHTS

Section 3.1	Dissent Rights

(1) Registered holders of Shares may exercise dissent rights ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 3.1, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by Corporation at its registered office no later than 10:00 a.m. (local time in place of receipt) two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2) Each Dissenting Holder who duly exercises Dissent Rights shall be deemed to have transferred the Shares held by such holder to the Purchaser, as provided in Section 2.3(7), and if such holder:

(a) is ultimately entitled to be paid fair value for such Shares, shall be entitled to be paid the fair value of such Shares by the Purchaser, less any applicable withholdings, which fair value, notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b) is ultimately not entitled, for any reason, to be paid the fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(7)(c) hereof, less any applicable withholdings.

Section 3.2 Recognition of Dissenting Holders

(1) In no case shall the Corporation, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(2) In no case shall the Corporation, the Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the Effective Time.

(3) Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 3.1 hereof, less any applicable withholdings.

(4) In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Incentive Securities (in their capacity as holders of Incentive Securities), and (b) Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution.

ARTICLE 4

CERTIFICATES AND PAYMENTS

Section 4.1 Payment of Consideration

(1) Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or arrange to be deposited, for the benefit of Shareholders, cash with the Depositary in the aggregate amount as is required by this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose, net of any applicable withholdings for the benefit of the Shareholders.

(2) Upon surrender to the Depositary of a direct registration statement (DRS) advice (a "DRS Advice") or a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(8), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholders represented by such surrendered DRS Advice or certificate shall, upon the effectiveness of Section 2.3(8), be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment which such holder has the right to receive under this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.3, and any DRS Advice or certificate so surrendered shall forthwith be cancelled.

(3) As soon as practicable after the Effective Time, the Purchaser shall cause the Corporation, or the relevant Subsidiary of the Corporation, to deliver to each former holder of Vested Performance Options, Trust Shares, RSUs and PSUs (in accordance with Section 2.3(1), Section 2.3(4), Section 2.3(5), and Section 2.3(6), as applicable), the cash payment, if any, net of applicable withholdings pursuant to Section 4.3, that such holder is entitled to receive under this Plan of Arrangement (including, for greater certainty, amounts that such holder is entitled to receive in respect of Shares sold pursuant to Section 2.3(5)), either (i) pursuant to the normal payroll practices and procedures of the Corporation, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Corporation is not practicable for any such holder, by cheque (delivered to the address of such holder of Vested Performance Options, Trust Shares, RSUs or PSUs, as reflected on the register maintained by or on behalf of the Corporation in respect of the Vested Performance Options, RSUs and PSUs). Notwithstanding that amounts under this Plan of Arrangement may be calculated in U.S. dollars or Canadian dollars, the Corporation is entitled to make the payments contemplated in this Section 4.1(3) in the applicable currency in respect of which the Corporation customarily makes payment to such holder by using the applicable Bank of Canada exchange rate in effect on the date that is one (1) Business Day immediately preceding the Effective Date.

(4) Until surrendered as contemplated by this Section 4.1, each DRS Advice or certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment which the holder is entitled to receive in lieu of such DRS Advice or certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such DRS Advice or certificate formerly representing Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Corporation or the Purchaser. On such date, all cash payments to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(5) Any payment made by the Depositary (or the Corporation or any of its Subsidiaries, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares and the Vested Performance Options, RSUs and PSUs in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

(6) No holder of Shares (including Trust Shares) or Vested Performance Options, RSUs and PSUs shall be entitled (following the completion of the Plan of Arrangement) to receive any consideration with respect to such Shares (including Trust Shares) or Vested Performance Options, RSUs and PSUs other than the cash payment, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Corporation with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares.

Section 4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of holders of Shares maintained by or on behalf of the Corporation, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the cash payment which such holder is entitled to receive for such Shares under this Plan of Arrangement in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such amount as the Purchaser may direct, or otherwise indemnify the Corporation, the Depositary and the Purchaser in a manner satisfactory to the Corporation, the Depositary and the Purchaser (each acting reasonably), against any claim that may be made against the Corporation, the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3 Withholding Rights

Each of the Purchaser, the Corporation, the Share Purchase Trust and the Depositary shall be entitled to deduct and withhold from any amount payable or property deliverable to any Person under this Plan of Arrangement, such amounts as the Corporation, the Purchaser, the Share Purchase Trust or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law and shall remit such deduction and withholding to the appropriate Governmental Entity. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity.

Section 4.4	Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent (US$0.01). All calculations and determinations made in good faith by the Corporation, the Purchaser or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

Section 4.5	Interest

Under no circumstances shall interest accrue or be paid by the Corporation, the Purchaser, the Depositary or any other Person to Securityholders or other Persons depositing DRS Advices or certificates pursuant to this Plan of Arrangement in respect of Shares (including Trust Shares), or holders of Vested Performance Options, RSUs or PSUs, regardless of any delay in making any payment contemplated hereunder.

Section 4.6	No Liens

Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares (including Trust Shares) and Incentive Securities issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Shares (including Trust Shares) and Incentive Securities, the Corporation, the Purchaser, the trustee under the Share Purchase Trust, the Share Purchase Trust, the Depositary, and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares (including Trust Shares) or Incentive Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

Section 5.1	Amendments

(1) The Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Corporation and the Purchaser, each acting reasonably, and (c) be filed with the Court and, if made following the Meeting, approved by the Court.

(2) Notwithstanding Section 5.1(1), the Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Securityholders, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of the Corporation and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Securityholders.

(3) Subject to Section 5.1(2), any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Corporation or the Purchaser at any time prior to or at the Meeting (provided that the Corporation or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to the Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(4) Subject to Section 5.1(2), the Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to the Shareholders.

Section 5.2	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX D

RBC CAPITAL MARKETS FAIRNESS OPINION

See attached.

RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: (416) 842-2000

May 6, 2022

The Board of Directors

Points.com Inc.

111 Richmond St. W., Suite 700

Toronto, ON M5H 2G4

To the Board:

RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Points.com Inc. (the "Company") and 13994384 Canada Inc., a wholly-owned subsidiary of Plusgrade L.P. ("Plusgrade"), an entity controlled by Novacap Management Inc., through several of its funds (together "Novacap"), and Caisse de dépôt et placement du Québec ("CDPQ"), propose to enter into an agreement to be dated May 6, 2022 (the "Arrangement Agreement") to effect a plan of arrangement (the "Arrangement") under the Canada Business Corporations Act, pursuant to which Plusgrade will acquire all of the issued and outstanding common shares of the Company (each a "Share") for consideration of US$25.00 in cash per Share. The terms of the Arrangement will be more fully described in a management information circular (the "Circular"), which will be mailed to the shareholders of the Company (the "Shareholders") in connection with the Arrangement.

RBC also understands that each of the officers and directors of the Company, collectively holding approximately 6.7% of the Shares, will enter into a voting support agreement, pursuant to which they will vote all of the Shares they control in favour of the Arrangement.

The Company has retained RBC to provide advice and assistance to the Company and the board of directors of the Company (the "Board") in evaluating the Arrangement, including the preparation and delivery to the Board of RBC's opinion (the "Fairness Opinion") as to the fairness of the consideration under the Arrangement from a financial point of view to the Shareholders. RBC has not prepared a valuation of the Company or any of its securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Company initially contacted RBC regarding a potential advisory assignment in October 2021, and RBC was formally engaged by the Company through an agreement between the Company and RBC (the "Engagement Agreement") dated October 21, 2021. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of the Company or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Plusgrade, Novacap, CDPQ, or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Plusgrade, Novacap, CDPQ, or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as described herein. With respect to the Company, in the past two years, RBC acted as co-manager on a C$31.6 million offering of the Company's Shares. With respectto CDPQ and its associates or affiliates, in the past two years, RBC has been engaged as: (i) financial advisor on five transactions of undisclosed value; (ii) joint bookrunner for a C$100 million initial public offering of common shares; and (iii) joint bookrunner for three offerings of debt securities for total aggregate gross proceeds of approximately US$5.5 billion. With respect to Nuvei, an associate of both Novacap and CDPQ, in the past two years, RBC has been engaged as: (i) financial advisor on the US$338 million acquisition ofSmart2Pay in October 2020; and (ii) joint bookrunner for a US$805 million initial public offering of common shares in September 2020, active joint bookrunner for a US$552 million offering of common shares in March 2021, co-manager for a US$500 million offering of common shares in June 2021, and joint bookrunner for a US$425 million cross border offering of common shares in October 2021. There are no understandings, agreements or commitments between RBC and the Company, Plusgrade, Novacap, CDPQ, or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Plusgrade, Novacap, CDPQ, or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to the Company, Novacap, CDPQ and certain of their respective associates or affiliates in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, or any of the associates or affiliates of Novacap or CDPQ and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course ofits business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Arrangement.

Credentials of RBC Capital Markets

RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. the most recent draft, dated May 6, 2022, of the Arrangement Agreement;

2. the most recent draft, dated May 6, 2022, of the equity commitment letter from CDPQ and Novacap;

3. the most recent draft, dated May 6, 2022, of the limited guarantee from CDPQ and Novacap;

4. the most recent draft, dated May 6, 2022, of the debt commitment letter from The Bank of Nova Scotia and The Toronto-Dominion Bank;

5. the most recent draft, dated April 30, 2022, of the form of voting and support agreement to be entered into between the Company and certain Shareholders holding in aggregate approximately 6.7% of the Shares;

6. audited financial statements of the Company for each of the six years ended December 31, 2016, 2017, 2018, 2019, 2020, and 2021;

7. the draft unaudited financial statements of the Company for the quarter ended March 31, 2022;

8. annual reports of the Company for each of the two years ended December 31, 2020 and 2021;

9. the Notice of Annual Meeting of Shareholders and Management Information Circulars of the Company for each of the two years ended December 31, 2020 and 2021;

10. annual information forms of the Company for each of the two years ended December 31, 2020 and 2021;

11. the internal management budget of the Company, on a consolidated basis and segmented by product type and growth driver, prepared by management of the Company for the year ending December 31, 2022;

12. unaudited projected financial statements for the Company, on a consolidated basis and segmented by product type and growth driver, prepared by management of the Company for the years ending December 31, 2023 through December 31, 2024;

13. internal management and Board presentations regarding the Company's strategic plan and projected financial and operating performance;

14. discussions with senior management of the Company;

15. discussions with the Company's legal counsel;

16. publicly available information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

17. publicly available information with respect to other transactions of comparable nature considered by us to be relevant;

18. publicly available information regarding the loyalty and database marketing and travel and platform solutions industries;

19. representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

20. such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC.

Assumptions and Limitations

With the Company's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of the Company) and other information, data, documents, advice, opinions, appraisals, valuations and other materials of whatsoever nature or kind regarding the Company, any of its subsidiaries and the transaction, or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided to RBC orally by, or in the presence of, any officer or employee of the Company, or in writing by the Company, any of its affiliates or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion was, at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, did not and does not contain any untrue statement of a material fact, and did not and does not omit to state any material fact necessary to make the Information, or any statement contained therein, not misleading in light of the circumstances in which it was provided to RBC; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and there has been no material change in the Information or other material change or change in material facts, in each case, that could reasonably be expected to be material to the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to vote in favour of the Arrangement.

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration under the Arrangement from a financial point of view to the Shareholders, RBC considered and relied upon the following: (i) a comparison of the consideration under the Arrangement to the results ofa discounted cash flow analysis of the Company; and (ii) a comparison of the multiples implied by the consideration under the Arrangement to multiples of selected precedent transactions. RBC also reviewed trading multiples of comparable publicly traded companies in the loyalty and database marketing and travel and platform solutions industries, but given that public trading values generally reflect minority discount values rather than "en bloc" values, RBC did not rely on this methodology.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Arrangement is fair from a financial point of view to the Shareholders.

Yours very truly,

RBC DOMINION SECURITIES INC.

APPENDIX E

BLAIR FRANKLIN FAIRNESS OPINION

See attached.

May 6, 2022

The Board of Directors

POINTS.COM INC.

111 Richmond St. West

Toronto, Ontario

M5H 2G4

To the Board of Directors:

Blair Franklin Capital Partners Inc. ("Blair Franklin") understands that Points.com Inc. ("PTS" or the "Company") proposes to enter into a definitive agreement (the "Arrangement Agreement") with 13994384 Canada Inc., a corporation indirectly controlled by Novacap and Caisse de dépôt et placement du Québec (the "Purchaser") whereby the Purchaser would acquire all of PTS' outstanding common shares (the "Shares") for US$25.00 per Share in cash (the "Consideration") pursuant to a plan of arrangement under Section 192 of the Canada Business Corporations Act (the "Arrangement").

The board of directors of the Company (the "Board") has retained Blair Franklin, on a fixed fee basis, to provide its opinion to the Board as to the fairness, from a financial point of view, of the Consideration to be received by the common shareholders of the Company ("Shareholders") pursuant to the Arrangement (the "Opinion"). Blair Franklin has not been asked to prepare, and has not prepared or provided a formal valuation of the Company, and the Opinion should not be construed as such.

Engagement of Blair Franklin

Blair Franklin was initially contacted with respect to a potential independent advisory assignment on April 10, 2022. Blair Franklin was formally engaged by the Board pursuant to an engagement agreement effective April 19, 2022 (the "Engagement Agreement"). Blair Franklin agreed to provide financial advice in connection with the Arrangement including, among other things, the provision of the Opinion. The Engagement Agreement provides for the payment to Blair Franklin of a fixed fee in respect of the preparation and delivery of the Opinion. Blair Franklin's fees are not contingent on the completion of the Arrangement, or any other transaction of the Company, or on the conclusions reached herein. In addition, Blair Franklin is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in certain circumstances.

Relationship with Related Parties

Blair Franklin is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of the Company, the Purchaser, or any of their respective associates or affiliates (the "Interested Parties"). Blair Franklin has not provided any financial advisory services or participated in any financing involving the Company, the Purchaser, or any of their respective associates or affiliates within the past twenty-four months, other than services provided under the Engagement Agreement. There are no other understandings, agreements, or commitments between Blair Franklin and any of the Interested Parties with respect to any current or future business dealings which would be material to the Opinion.

Blair Franklin represents that it is "independent" (as such term is used in Part 6 of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101")) of all interested parties subject to the Arrangement and that it has disclosed to the Board all material facts known to it that could reasonably be considered to be relevant to its independence status under Part 6 of MI 61-101.

Credentials of Blair Franklin

Blair Franklin is an independent investment bank providing a full range of financial advisory services related to mergers and acquisitions, divestitures, minority investments, fairness opinions, valuations and financial restructurings. Blair Franklin has been a financial advisor in a significant number of transactions throughout Canada and North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions in transactions similar to the Arrangement.

The Opinion expressed herein is the opinion of Blair Franklin as a firm and the form and content herein has been approved for release by a committee of its principals, each of whom is experienced in mergers and acquisitions, divestitures, restructurings, minority investments, capital markets, fairness opinions and valuation matters.

Scope of Review

In preparing the Opinion, Blair Franklin has reviewed and relied upon, among other things:

(i) Discussions with management of PTS ("Management");

(ii) Discussions with the financial advisor to the Company;

(iii) Discussions with the Board and with counsel to the Company;

(iv) Documents provided by the Company with respect to the Arrangement;

(v) Access to the electronic data room provided by the Company including financial details, forecasts, operating information, material contracts, and other items;

(vi) 36-month financial forecast as prepared by the Company;

(vii) Management presentation and business overview as prepared by the Company;

(viii) Historical audited quarterly and annual financial statements of the Company and the associated management's discussion and analysis;

(ix) Comparable trading and comparable transaction multiples for selected companies, and transactions considered relevant;

(x) Equity research and general industry reports;

(xi) Public filings of the Company including but not limited to prospectuses, annual reports, quarterly reports, annual information forms and other material documents;

(xii) Press releases issued by the Company for the past six fiscal years and to the date hereof;

(xiii) Shareholder and insider information available on SEDI, the Canadian System for Electronic Disclosure by Insiders;

(xiv) The Non-Binding Letter of Intent provided to PTS by PlusGrade Parent L.P. dated March 22, 2022;

(xv) Successive drafts of the Arrangement Agreement and the schedules appended thereto, including the Plan of Arrangement;

(xvi) Successive drafts of the voting and support agreements to be entered into by the directors and officers of the Company pursuant to which such directors and officers agreed to vote all of their Shares in favour of the Arrangement;

(xvii) Successive drafts of the Equity Commitment Letter, Debt Commitment Letter and the Limited Guaranty;

(xviii) Draft March 31, 2022 interim financial statements; and

(xix) Such other information, documentation, analyses and discussions that we have considered relevant in the circumstances.

Blair Franklin has not, to the best of its knowledge been denied access by PTS to any information that has been requested.

Blair Franklin has conducted such analyses, investigations and testing of assumptions as were considered by Blair Franklin to be appropriate in the circumstances for the purposes of arriving at its opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement, but has not otherwise independently verified any of the assumptions contained in the financial information publicly disclosed by the Company or provided by its representatives.

Prior Valuations

Senior officers of the Company have represented to Blair Franklin that, to the best of their knowledge, after due inquiry, there have been no "prior valuations" (as defined in MI 61-101) or appraisals of the Company or any material property of the Company or any of its subsidiaries made in the preceding 24 months and in the possession or control of the Company other than those valuations which have been provided to Blair Franklin or, in the case of valuations known to the Company, which it does not have within its possession or control, notice of which has been given to Blair Franklin.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations hereinbefore described and as set forth below.

We have not been asked to prepare, and have not prepared, a formal valuation or appraisal of the Company or any of its respective securities or assets and this Opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which the Shares may trade at any time. Blair Franklin was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters, including the tax treatment for individual Shareholders. We have relied upon, without independent verification, the assessment by the Company and its legal advisors with respect to such matters. Blair Franklin was not requested to solicit, and did not solicit, interest from other parties with respect to any alternative transaction or arrangement.

With the Board's approval and as provided in the Engagement Agreement, Blair Franklin has relied upon, without independent verification, the completeness, accuracy and fair presentation in all material respects of all financial information and the completeness and accuracy of the other information, data, advice, opinions and representations obtained by it from public sources, Management and affiliates and advisors, or otherwise (collectively, the "Information"). Blair Franklin has assumed that the historical information included in the Information did not omit to state any material fact or any fact necessary to be stated or necessary to make that Information not misleading in light of the circumstances in which it was made. This Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as described herein, Blair Franklin has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the forecasts, projections or estimates provided to Blair Franklin and used in the analyses supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Management as to the matters covered thereby at the time of preparation and, in rendering the Opinion, we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

Senior officers of the Company have represented to Blair Franklin in a letter of representation delivered as at the date hereof, among other things, that (i) other than forecasts,projections or estimates, the Information provided orally by, or in writing by, the Company or any of its subsidiaries or its agents to Blair Franklin relating to the Company or the Arrangement for the purpose of preparing this Opinion was, at the date that the Information was provided to Blair Franklin, and is, at the date hereof, complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact in respect of the Company or the Arrangement and did not and does not omit to state a material fact in respect of the Company or the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and that (ii) since those dates on which the Information was provided to Blair Franklin, except as was disclosed in writing to Blair Franklin, or as publicly disclosed, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

Blair Franklin has made several assumptions in connection with its Opinion that it considers reasonable, including that the conditions required to implement the Arrangement will be met. In preparing the Opinion, we have assumed that the executed agreements regarding the Arrangement will not differ in any material respect from most recent the form that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the most recent draft of the Arrangement Agreement provided to us without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

In conducting its analysis,Blair Franklin has considered the Shareholders as a group and has not separately considered the impact of any specific rights that certain Shareholders may have apart from those as a Shareholder.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions, financial and otherwise, of the Company and its affiliates, as they were reflected in the Information and as they were represented to Blair Franklin in discussions with Management. In its analysis and in preparing the Opinion, Blair Franklin made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Blair Franklin or any party involved in the Arrangement.

The Opinion has been provided to the Board for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person without the express prior written consent of Blair Franklin. The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to Blair Franklin) in disclosure documents and the filing of such disclosure documents and the Opinion on SEDAR and the submission by the Company and Purchaser of the Opinion in its entirety to any relevant court or regulatory agency in connection with the approval of the Arrangement, the Opinion is not to be disclosed, summarized or quoted from without the prior written consent of Blair Franklin.

Blair Franklin believes that its analysis must be considered as a whole and that selecting portions of the analyses or the factors considered by us, withoutconsidering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This opinion letter should be read in its entirety.

The Opinion is given as of the date hereof and Blair Franklin disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Blair Franklin after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Blair Franklin reserves the right to change, modify or withdraw the Opinion.

All amounts herein are expressed in United States ("U.S.") dollars, unless otherwise stated.

Overview of the Company

The Company is the global leader in providing technology solutions to the loyalty industry on one unified operating platform. The Company builds, powers, and grows new ways for members to get and use their favorite loyalty currency. The Company does not manage its own loyalty program nor does it offer the core technology that operates a loyalty program. The Company operates a portfolio of white-labelled products and services on a unified operating platform that facilitates the accrual or redemption of loyalty program currency (points or miles) for loyalty programs worldwide. The Company's platform combines insights, technology, and resources to make the movement ofloyalty currency simpler and more intelligent for nearly 60 reward programs worldwide.

The Company's products and services benefit loyalty programs in the following ways : (1) driving high margin ancillary revenue through the sale of loyalty program currency, such as frequent flyer miles or hotel points, to end consumers or third parties; (2) providing efficient liability management to loyalty program operators by offering a wide range of non-core redemption options; and (3) enhancing loyalty program member engagement.

Founded in 2000, the Company is headquartered in Toronto, Canada with offices in San Francisco, United States, London, England, Singapore and Dubai.

Macroeconomic Environment and Impact of COVID-19

The airline and travel industry has been severely impacted by the COVID-19 pandemic. As countries emerge from the pandemic and travel activities resume,the industry is forecasted to rebound to pre-COVID- 19 levels. The timing and speed of such rebound, however, remains unpredictable as new factors such as inflation, interest rate, commodity prices, supply shortages and general economic uncertainties continue to burden the recovery.

As a provider of ancillary services to the loyalty sector, the Company was significantly impacted in 2020. After three years of consecutive growth between 2017 and 2019, The Company posted a net loss in 2020. Both the Company's financial performance and share price have recovered steadily since then; however, it remains uncertain as to the trajectory and speed of such recovery.

Trading History of Shares

The Shares are listed and publicly traded in Canada on the Toronto Stock Exchange (the "TSX") in Canadian dollars under the symbol "PTS", and in the U.S. on the NASDAQ Capital Market ("NASDAQ") in U.S. dollars under the symbol "PCOM". The following table sets forth, for the periods indicated, low and high closing prices of the Shares on the TSX and NASDAQ and the average daily volumes traded on the TSX, NASDAQ, and other exchanges. On May 6, 2022, the Shares closed at C$22.26 / US$17.284 on the TSX, and US$17.17 on NASDAQ.

_________________________________

4 Based on the exchange rate of 1.2882 asper the Bank of Canada May 6, 2022 indicative rate.

Figure 1 - Shares Historical Trading Prices & Average Daily Volumes

(TSX:PTS / NASDAQ:PCOM)

Blair Franklin has considered, but not relied on the historical trading value of the Shares in arriving at its views.

Fairness Considerations

In support of the Opinion, Blair Franklin has performed certain financial analyses with respect to the Company, based on those methodologies and assumptions that we considered appropriate in the circumstances.

Methodologies employed by Blair Franklin included (i) a corporate discounted cash flow approach (the "DCF Approach"); (ii) a precedent transactions analysis (the "Precedent Transactions Approach"); and (iii) a comparable companies trading analysis (the "Comparable Companies Approach"). While Blair Franklin drew from each of these analyses, the DCF Approach was the leading methodology used by Blair Franklin in determining fairness given the uniqueness of the Company's business model and limited universe of comparable pure-play publicly-traded peers and precedent transactions.

DCF Approach

Blair Franklin's DCF analysis involved discounting to present value: (i) the unlevered free cash flows of the Company over the forecast period, and (ii) terminal value at the end of the forecast period. The DCF Approach requires that certain assumptions be made regarding, among other things, revenue growth, operating margins, capital expenditures, foreign exchange rates, discount rates and terminal values.

As part of the DCF Approach, Blair Franklin prepared and reviewed a number of cases and sensitivities, including:

- Management Case - Blair Franklin reviewed a three-year forecast prepared by Management (the "Management Case"). Discussions were held with Management to clarify assumptions underlying their respective analyses and to understand key value drivers, as well as their assumptions around business recoveries following the COVID-19 global pandemic. Additionally, Blair Franklin reviewed the draft quarterly financial statements for the period ended March 31, 2022, and found the first quarter performance exceeded that of the estimates as contained in the Management forecast.

- Base Case - Following a detailed review of the Management Case and discussions with Management, Blair Franklin arrived at its own view on the cash flows for the Company and developed an independent five-year cash flow forecast based on the historical performance of the Company (the "Base Case"). The Base Case shares the same sets of assumptions with the Management Case for its 2022E estimates. For 2023E onwards, Blair Franklin applied risk weightings to each of the Company's growth driver categories which consist of landing new business and seeking opportunities for expansion, growth and innovation. Blair Franklin also made assumptions around growth and margins based on discussions with Management and a review of the Company's historical performance.

As part of the DCF Approach, Blair Franklin applied appropriate terminal multiples to the projected terminal year adjusted EBITDAs based on market data, discussions with Management, review of precedent transactions, comparable companies, and Blair Franklin's understanding of the Company's risk profile. Blair Franklin applied a terminal EV to lease-adjusted EBITDA ("EV/ EBITDA") multiple of 11.0x - 13.0x.

Synergies Assumptions

Blair Franklin estimated potential synergies that could be achieved from the Arrangement or a similar transaction with another party. Blair Franklin has reviewed and considered the potential savings from elimination of certain public company costs. The cost of achieving such synergies was included in forecast cash flow. Blair Franklin has assumed that such synergies and associated costs would be shared equally between PTS and the Purchaser.

Discount Rate Assumptions

All forecast cash flows, as well as the terminal values, were discounted at an estimated weighted average cost ofcapital ("WACC") for the Company. In developing an estimate for the WACC,Blair Franklin employed the capital asset pricing model to determine the cost of equity (the "Cost of Equity"). Key assumptions included:

(i) the average of observed Betas for the Company's peers;

(ii) the 10-year yield on US Treasuries;

(iii) a standard market risk premium; and

(iv) an applicable small capitalization premium.

The Company's cost of debt was estimated based on comparable company outstanding debt yields. The capital structure was adjusted, using our professional judgment, to reflect leverage levels consistent with comparable companies and the Company's standalone target capital structure. Based on the foregoing, Blair Franklin selected a WACC range of 11.0% to 13.0%.

Net Debt & Other Assumptions

Blair Franklin reviewed the Company's latest draft balance sheet as at March 31, 2022, and calculated net debt ("Net Debt") of the Company by subtracting cash and cash equivalents from total debt and other liabilities. We have also adjusted Net Debt by the estimated payable to loyalty platform partners as at March 31, 2022, as well as estimated cash settlement of the restricted share units and performance share units, pursuant to the Arrangement.

Precedent Transactions Approach

Blair Franklin reviewed recent precedent transactions involving public companies in the loyalty & data analytics sector, as well as those in the travel & hospitality industries, including the following:

Figure 2 - Select Precedent Transactions

Announcement Date	Target	Acquiror
Loyalty & Data Analytics
Feb-22	PLM Loyalty Program (48.9% stake)	Aeromexico
Dec-21	Startek(45% stake)	CSP Management
Nov-21	SpringBig	Tutara Capital Acquisition
Jul-21	Medallia	Thoma Bravo
May-21	Alliance Data's LoyaltyOne Segment	Existing Shareholders (Spinoff)
Mar-21	BIGLIFE(20% stake)	AirAsia
Jan-21	Bakkt Holdings	VPC Impact Acquisition Holdings
Aug-19	Edge Loyalty Systems	Blackhawk Network
Aug-19	Cardlytics(6.5% stake)	Undisclosed
Jan-18	Blackhawk Network	Silver LakeP2 Capital Partners
Feb-15	Rocketmiles	Priceline.com(nka: Booking Holdings)
Sep-14	Ebates	Rakuten
Travel & Hospitality
May-21	Egencia	American Express Global Business Travel
Oct-19	Radixx	Sabre Corporation
Nov-15	Trust Group	Sabre Corporation
Feb-15	Orbitz	Expedia Group
Jan-15	Travelocity	Expedia Group
Jul-14	Wotif Group	Expedia Group
Aug-12	Prism Group	Sabre Corporation

The Precedent Transactions Approach focused on trailing EV/EBITDA multiple. Blair Franklin has elected to rely on the Company's 2019 adjusted EBITDA as the basis for the Precedent Transactions Approach, on the basis that it captured the business performance of the Company prior to the impact of the COVID-19 global pandemic. More specifically,Blair Franklinapplied an EV/EBITDA multiple range of11.0x - 15.0x. The Net Debt was subsequently deducted to arrive at ranges of implied equity value for the Company and for the Shares (on a fully-diluted5 basis).

________________________________

5 Based on 15.9 million fully diluted Sharesoutstanding, including the dilutive effect of performance options.

Comparable Companies Approach

Blair Franklin reviewed financial metrics for publicly-traded peers of the Company.

Figure 3 - Comparable Companies

Loyalty & Data Analytics	Travel & Hospitality
Amadeus IT Group	Booking Holdings
Bakkt Holdings	Expedia Group
Cardlytics	Tripadvisor
Loyalty Ventures	Trivago
Sabre Corporation

The Comparable Companies Approach focused on EV/EBITDA multiples. Blair Franklin applied the EV/EBITDA multiple to the Company's 2022E lease-adjusted EBITDA estimate. Blair Franklin applied an EV/EBITDA multiple range of 12.0x - 16.0x. The Net Debt was subsequently deducted to arrive at ranges of implied equity value for the Company and for the Shares (on a fully-diluted6 basis).

Other Factors Considered

Blair Franklin has considered a number of other factors in arriving at the Opinion including:

(i) The non-solicitation, break fee and related terms, as described in successive drafts of the Arrangement Agreement;

(ii) Implied premium to the pre-announcement Share price as at May 6, 2022 and various volume- weighted-average-prices over the preceding 20 days and the last turn of the public float;

(iii) Limited daily trading liquidities on the TSXand NASDAQ; and

(iv) Blair Franklin understands that PTS had, for several months and ending in mid-2018, conducted an auction process; however, the process did not surface any credible bids, nor did it lead to a successful transaction.

_____________________________________

6 Based on 15.9 million fully diluted Shares outstanding, including the dilutive effect of performance options.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Blair Franklin is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Yours very truly,

BLAIR FRANKLIN CAPITAL PARTNERS INC.

APPENDIX F

INTERIM ORDER

See attached.

Court File No. CV-22-00681220-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	FRIDAY, THE 20TH DAY
)
MADAM JUSTICE KIMMEL	)	OF MAY, 2022

B E T W E E N:

IN THE MATTER OF an application under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended

AND IN THE MATTER OF Rules 14.05(2) and 14.05(3)(f) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed arrangement involving Points.com Inc. and 13994384 Canada Inc.

POINTS.COM INC. and 13994384 CANADA INC.

Applicants / Moving Parties

INTERIM ORDER

THIS MOTION, made by the Applicants, Points.com Inc. ("Points" or the "Company") and 13994384 Canada Inc. (the "Purchaser"), for an interim order for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the "CBCA") was heard this day by judicial videoconference via Zoom.

ON READING the Notice of Motion, the Notice of Application issued on May 16, 2022, the Affidavit of Christopher John Douglas Barnard, sworn May 18, 2022 (the "Barnard Affidavit"), including the Plan of Arrangement, which is attached as Appendix C to the draft management proxy circular of Points (the "Information Circular"), which is attached as Exhibit A to the Barnard Affidavit, the Factum of the Applicants, and on hearing the submissions of counsel for the Applicants, and on being advised that the Director appointed under the CBCA (the "Director") does not consider it necessary to appear.

Definitions

1. THIS COURT ORDERS that all definitions used in this Interim Order shall have the meanings ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2. THIS COURT ORDERS that Points is permitted to call, hold and conduct a special meeting (the "Meeting") of the holders (the "Shareholders") of common shares in the capital of Points (the "Shares") to be held in a virtual-only format via live audio webcast on June 23, 2022 at 10:00 a.m. (Toronto time) in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Plan of Arrangement and the arrangement described therein (collectively, the "Arrangement Resolution").

3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Shareholders, which accompanies the Information Circular (the "Notice of Meeting") and the articles and by-laws of Points, subject to what may be provided hereafter and subject to further order of this Honourable Court.

4. THIS COURT ORDERS that the record date (the "Record Date") for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be May 19, 2022.

5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a) registered Shareholders or their respective proxyholders;

(b) beneficial Shareholders who have duly appointed themselves as proxyholders, and have registered their appointment with the transfer agent of Points as described in the Information Circular;

(c) the officers, directors, auditors and advisors of Points;

(d) representatives and advisors of the Purchaser;

(e) the Director; and

(f) other persons who may receive the permission of the Chair of the Meeting.

6. THIS COURT ORDERS that Points may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

7. THIS COURT ORDERS that the Chair of the Meeting shall be determined by Points and that the quorum at the Meeting shall be not less than five persons present at the opening of the Meeting who are entitled to vote at the Meeting either as Shareholders or proxyholders holding or representing not less than 15% of the total number of votes represented by the issued Shares entitled to vote at the Meeting.

8. THIS COURT ORDERS that Shareholders participating in the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Amendments to the Arrangement and Plan of Arrangement

9. THIS COURT ORDERS that Points is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 10, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 13 and 14 hereof, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

10. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement made after initial notice is provided as contemplated by paragraph 13 herein would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Points may determine.

Amendments to the Information Circular

11. THIS COURT ORDERS that Points is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 13 and 14.

Adjournments and Postponements

12. THIS COURT ORDERS that Points, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Points may determine is appropriate in the circumstances. Subject to relevant securities laws, the Record Date will not change in respect of any adjournment or postponement of the Meeting. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

13. THIS COURT ORDERS that, in order to effect notice of the Meeting, Points shall send, or cause to be sent, the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Points may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), as follows:

(a) to the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i) by pre-paid ordinary or first class mail at the addresses of the registered Shareholders as they appear on the books and records of Points, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Points;

(ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii) by facsimile, email or other form of electronic transmission to any registered Shareholder, who is identified to the satisfaction of Points, who requests such transmission in writing and, if required by Points, who is prepared to pay the charges for such transmission;

(b) to non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators, Communication with Beneficial Owners of Securities of a Reporting Issuer; and

(c) to the directors and auditors of Points, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail, or by facsimile, email or other form of electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

14. THIS COURT ORDERS that Points is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Points to be necessary or desirable (collectively, the "Court Materials") to the holders of performance options, restricted share units, and performance share units of Points by any method permitted for notice to Shareholders as set forth in paragraphs 13(a) or (b) above or by email, concurrently with the distribution described in paragraph 13 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Points or its registrar and transfer agent at the close of business on the Record Date.

15. THIS COURT ORDERS that accidental failure or omission by Points to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Points, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Points, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

16. THIS COURT ORDERS that Points is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Points may determine in accordance with the terms of the Arrangement Agreement ("Additional Information"), and that notice of such Additional Information may, subject to paragraph 10, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Points may determine.

17. THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 13 and 14 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 13 and 14, and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 10, above.

Solicitation and Revocation of Proxies

18. THIS COURT ORDERS that Points is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Points may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Points is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Points or the Chair of the Meeting may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Shareholders, if Points or the Chair of the Meeting, as applicable, deems it advisable to do so.

19. THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph). Any instruments in writing delivered pursuant to section 148(4)(a)(i) of the CBCA may be deposited: (a) with the transfer agent of Points as set out in the Information Circular, provided that any such instruments must be received by the transfer agent of Points not later than 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the city of Toronto, before any reconvened meeting if the Meeting is adjourned or postponed); (b) with the scrutineers of the Meeting, addressed to the attention of the Chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting; or (c) in any other manner permitted by law, or provided for in the Notice of Meeting and/or the Information Circular.

Voting

20. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

21. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Share held. In order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by the affirmative vote of:

(a) at least two-thirds (66²/3%) of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting; and

(b) a simple majority of the votes cast at the Meeting by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting, excluding for this purpose the votes of certain directors and officers of Points who will receive a "collateral benefit" in connection with the Arrangement (as defined in and in accordance with Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions of the Canadian Securities Regulatory Authorities), but subject to the exemptions noted therein and any exemptions granted thereunder.

Such votes shall be sufficient to authorize Points to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of this Arrangement by this Honourable Court.

22. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Points (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Share held.

Dissent Rights

23. THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Points in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by Points (Attention: Domenic Di Sisto) by e-mail (domenic.disisto@points.com) no later than 10:00 a.m. (Toronto time) on June 21, 2022 or 10:00 a.m. (Toronto time) on the last Business Day which is two Business Days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be, and must otherwise strictly comply with the dissent procedures described in section 190 of the CBCA, as varied by this Interim Order and the Plan of Arrangement. For purposes of these proceedings, the "court" referred to in section 190 of the CBCA means this Honourable Court.

24. THIS COURT ORDERS that, notwithstanding section 190(3) of the CBCA, the Purchaser, not Points, shall be required to pay the fair value, as of the day prior to approval of the Arrangement Resolution, for the Shares held by Shareholders who duly exercise Dissent Rights, less any applicable withholdings, pursuant to the terms of the Plan of Arrangement. Where necessary and appropriate to give full effect to the Plan of Arrangement and the Information Circular, certain references to the "corporation" in section 190 of the CBCA shall be deemed to refer to "the Purchaser".

25. THIS COURT ORDERS that any Shareholder who duly exercises such Dissent Rights set out in paragraph 23 above and who:

(a) is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Shares, shall be deemed to have transferred those Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to the Purchaser in exchange for a payment of cash from the Purchaser equal to such fair value; or

(b) is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Points, the Purchaser or any other person be required to recognize such Shareholders as holders of Shares of Points at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Points' register of holders of Shares at that time.

Hearing of Application for Approval of the Arrangement

26. THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Points may apply to this Honourable Court for final approval of the Arrangement.

27. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 13 and 14 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 28.

28. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for Points and counsel for the Purchaser, as soon as reasonably practicable, and, in any event, no less than 5:00 p.m. on the last Business Day that is two Business Days before the hearing of this Application at the following addresses:

DAVIES WARD PHILLIPS & VINEBERG LLP

155 Wellington Street West

Toronto ON M5V 3J7

Attn: Derek D. Ricci / Rui Gao

Lawyers for Points

STIKEMAN ELLIOTT LLP

Barristers & Solicitors

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attn: Eliot Kolers
Lawyers for the Purchaser

29. THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a) Points and its counsel;

(b) the Purchaser and its counsel;

(c) the Director; and

(d) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

30. THIS COURT ORDERS that any materials to be filed by Points and the Purchaser in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

31. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 28 shall be entitled to be given notice of the adjourned date.

Service and Notice

32. THIS COURT ORDERS that Points and its counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to Points' Shareholders, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

Precedence

33. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, the performance options, restricted share units, and performance share units of Points, or the articles or by-laws of Points, this Interim Order shall govern.

Extra-Territorial Assistance

34. THIS COURT SEEKS AND REQUESTS the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

35. THIS COURT ORDERS that Points and the Purchaser shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

Electronically issued / Délivré par voie électronique : 20-May-2022
Toronto Superior Court of Justice / Cour supérieure de justice

Court File No./N° du dossier du greffe: CV-22-00681220-00CL

POINTS.COM INC. and 13994384 CANADA INC.

Applicants

Court File No. CV-22-00681220-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT TORONTO

INTERIM ORDER

Tel: 416.863.0900

Lawyers for the Applicant/Moving Party, Points.com Inc.

Tel: 416.869.5300

Lawyers for the Applicant/Moving Party, 13994384 Canada Inc.

F-19

APPENDIX G

NOTICE OF APPLICATION FOR FINAL ORDER

See attached.

Court File No./N° du dossier du greffe: CV-22-00681220-00CL

Electronically issued
Délivré par voie électronique : 17-May-2022
Toronto

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

B E T W E E N:

POINTS.COM INC. and 13994384 CANADA INC.

Applicants

NOTICE OF APPLICATION

TO THE RESPONDENTS

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicants. The claim made by the Applicants appears on the following page.

THIS APPLICATION will come on for a hearing *(choose one of the following)*

☐ In writing
☐ In person
☐ By telephone conference
☒ By video conference

at the following location:

330 University Avenue, Toronto ON M5G 1R7, by Zoom link on Monday, June 27, 2022, at 9:30 a.m., before a judge presiding over the Commercial List.

Electronically issued / Délivré par voie électronique : 17-May-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00681220-00CL

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IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the *Rules of Civil Procedure*, serve it on the Applicants' lawyers or, where the Applicants does not have a lawyer, serve it on the Applicants, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicants' lawyers or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date May , 2022 Issued by ______________________________
Local Registrar

Address of court office: Superior Court of Justice
330 University Avenue, 9th Floor
Toronto ON M5G 1R7

AND TO: All holders of performance options, performance share units, and restricted share units of Points.com Inc.

AND TO: All the directors of Points.com Inc.

AND TO: The auditor of Points.com Inc.

AND TO: The Director appointed under the *Canada Business Corporations Act*
Corporations Canada
Industry Canada
West Tower, 7th Floor
235 Queen Street
Ottawa, ON K1A0H5

Electronically issued / Délivré par voie électronique : 17-May-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00681220-00CL

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APPLICATION

1. The Applicants, Points.com Inc. ("**Points**" or the "**Company**") and 13994384 Canada Inc. (the "**Purchaser**"), make application for:

   (a) an Interim Order for advice and directions (the "**Interim Order**") pursuant to subsection 192(4) of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "**CBCA**"), authorizing Points.com Inc. ("**Points**" or the "**Company**") to convene a special meeting (the "**Meeting**") of the holders of common shares (the "**Shares**") in the capital of Points (collectively, the "**Shareholders**" and each individually, a "**Shareholder**") to consider and vote on a special resolution to approve a plan of arrangement of Points under section 192 of the CBCA and the arrangement described therein (the "**Arrangement**");

   (b) a final Order (the "**Final Order**") approving the arrangement described in the Arrangement pursuant to subsections 192(3) and 192(4) of the CBCA;

   (c) an Order abridging the time for the service and filing, or dispensing with or validating service, of this Application and materials related thereto, if necessary; and

   (d) such further and other relief as this Honourable Court may deem just.

2. The grounds for the Application are:

Electronically issued / Délivré par voie électronique : 17-May-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00681220-00CL

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(a) Points is a corporation governed by the provisions of the CBCA with its head office located in Toronto, Ontario. Points partners with the world's leading loyalty programs, and builds, powers and grows a network of ways in which members can obtain and use their chosen loyalty currency;

(b) the Shares of Points are listed for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "PTS.TO" and on NASDAQ under the symbol "PCOM";

(c) in addition to the Shares, Points' authorized share capital consists of an unlimited number of preferred shares, issuable in series. However, there are no preferred shares outstanding;

(d) the purpose of the Arrangement is to, among other things, effect the acquisition by the Purchaser of all of the issued and outstanding Shares in the capital of Points in accordance with the terms of the arrangement agreement dated as of May 6, 2022 between Points and the Purchaser (the "**Arrangement Agreement**");

(e) in summary, pursuant to the Arrangement (if implemented), the Purchaser will pay US$25.00 for each Share in cash (the "**Consideration**"), which is equivalent to C$32.21 assuming a 1.2882 exchange rate as per the Bank of Canada May 6, 2022 indicative rate;

Electronically issued / Délivré par voie électronique : 17-May-2022
Toronto Superior Court of Justice / Cour supérieure de justice

Court File No./N° du dossier du greffe: CV-22-00681220-00CL

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6, 2022, which is the last trading day prior to the public announcement of the Arrangement Agreement;

(g) the Purchaser is a company governed by the provisions of the CBCA with its head office located in Toronto, Ontario. The Purchaser is a wholly-owned subsidiary of Plusgrade L.P. ("**Plusgrade**");

(h) Plusgrade is a limited partnership governed by the laws of Quebec, with its head office located in Montreal, Quebec. Plusgrade operates a leading ancillary revenue platform for the global travel industry. Plusgrade collaborates with over 80 airline, cruise and passenger rail companies to create new, meaningful revenue streams through incredible customer experiences;

(i) the Arrangement Agreement is the product of extensive arm's length negotiations between representatives of Points and representatives of the Purchaser, as well as their respective financial, legal and other advisors;

(j) the full details of the Arrangement, along with a description of the background to the Arrangement and the reasons for the Arrangement, will be provided in Points' management proxy circular (the "**Circular**") that will be filed on SEDAR along with the Notice of Special Meeting of Shareholders issued in relation to the Meeting. The Circular will be distributed along with this Notice of Application in accordance with the terms of the Interim Order, if granted;

Electronically issued / Délivré par voie électronique : 17-May-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00681220-00CL

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(k) the Arrangement is an "arrangement" within the meaning of subsection 192(1) of the CBCA;

(l) all pre-conditions to the approval of the Arrangement will have been satisfied prior to seeking the Final Order, including compliance with the directions set out in the Interim Order, if granted;

(m) the solvency requirements of subsection 192(2) of the CBCA have been or will be met;

(n) it is not practicable for the fundamental change in the nature of the Arrangement to be effected other than pursuant to the provisions of section 192 of the CBCA;

(o) the Application has been put forward in good faith for a *bona fide* business purpose, and has a material connection to the Toronto region;

(p) the Arrangement is procedurally and substantively fair and reasonable;

(q) certain of the Shareholders and other parties to be served are resident outside of Ontario and will be served pursuant to the terms of the Interim Order and rule 17.02(n) of the *Rules of Civil Procedure*;

(r) section 192 of the CBCA;

(s) Rules 1.04, 1.05, 2.03, 3.02(1), 14.05(2), 16.04(1), 16.08, 17.02, 37 and 38 of the *Rules of Civil Procedure*; and

Electronically issued / Délivré par voie électronique : 17-May-2022
Toronto Superior Court of Justice / Cour supérieure de justice
Court File No./N° du dossier du greffe: CV-22-00681220-00CL

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(t) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. The following documentary evidence will be used at the hearing of the Application:

(a) the Affidavit of Christopher John Douglas Barnard, to be sworn;

(b) the Interim Order and any other order(s) as may be granted by this Honourable Court;

(c) the supplementary Affidavit material, to be sworn, and the exhibits thereto, reporting as to compliance with any interim order, if granted, and the results of the Meeting conducted pursuant to such interim order; and

(d) such further and other evidence as the lawyers may advise and this Honourable Court may permit.

Electronically issued / Délivré par voie électronique : 17-May-2022
Toronto Superior Court of Justice / Cour supérieure de justice

Court File No./N° du dossier du greffe: CV-22-00681220-00CL

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May 16, 2022

Derek D. Ricci (LSO# 52366N)
Tel: 416.367.7471
dricci@dwpv.com
Rui Gao (LSO# 75470W)
Tel: 416.367.7613
rgao@dwpv.com

Lawyers for the Applicant, Points.com Inc.

STIKEMAN ELLIOTT LLP
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Eliot N. Kolers (LSO# 38304R)
Tel: 416.869.5637
ekolers@stikeman.com

Lawyers for the Applicant, 13994384 Canada Inc.

Electronically issued / Délivré par voie électronique : 17-May-2022
Toronto Superior Court of Justice / Cour supérieure de justice

Court File No./N° du dossier du greffe: CV-22-00681220-00CL

POINTS.COM INC. and 13994384 CANADA INC.

Applicants

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT TORONTO

NOTICE OF APPLICATION

DAVIES WARD PHILLIPS & VINEBERG LLP
155 Wellington Street West
40th Floor
Toronto, Canada M5V 3J7
Tel: (416) 863-0900
Fax: (416) 863-0871

Lawyers for the Applicant, Points.com Inc.

STIKEMAN ELLIOTT LLP
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9
Tel: (416) 869-5300
Fax: (416) 947-0866

Lawyers for the Applicant, 13994384 Canada Inc.

APPENDIX H

SECTION 190 OF THE CBCA

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent ifthe corporation resolves to amend its articles in a manner describedin that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this circular or require assistance with completing your form of proxy or voting instruction form, please contact our shareholder communications advisor and proxy solicitation agent:

North American Toll Free

1.877.452.7184

Outside North America

1.416.304.0211

Email

assistance@laurelhill.com